
SEC MAIL PROCESSING
RECEIVED
JUL 29 2005
WASH, D.C.
190
SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 27, 2005, Series 2005-AC5	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)


05062350

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC

By: 
Name: Baron Silverstein
Title: Vice President

Dated: July 27, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

By Loan Type *rows if there are other type of loans*

	No. of Mortgage Loans	Principal Balance	% of Principal Balance	Wt. Avg. Gross Coupon	% ARM	Wt. Avg. FICO	Wt. Avg. Effective Combined LTV	Wt. Avg. Debt-to-Income Ratio	% Full Documentation	% Refinancing	% Owner Occupied	% Investor Properties
Fixed Rate	1,760	375,440,019.02	100.00	6.714		697	84.94	36.56	21.92	37.34	70.59	24.87

By Original IO Term */s if there are other type of IO products*

	No. of Mortgage Loans	Principal Balance	% of Principal Balance	Wt. Avg. Gross Coupon	% ARM	Wt. Avg. FICO	Wt. Avg. Effective Combined LTV	Wt. Avg. Debt-to-Income Ratio	% Full Documentation	% Refinancing	% Owner Occupied	% Investor Properties
24 months	0											
36 months	0											
60 months	112	23,043,495.44	6.14	6.790		700	85.87	39.25	22.21	42.88	66.91	28.08
120 months	636	147,092,618.02	39.18	6.616		701	85.74	34.57	27.37	31.78	70.93	24.93

By Occupancy Status

	No. of Mortgage Loans	Principal Balance	% of Principal Balance	Wt. Avg. Gross Coupon	% ARM	Wt. Avg. FICO	Wt. Avg. Effective Combined LTV	Wt. Avg. Debt-to-Income Ratio	% Full Documentation	% Refinancing	% Owner Occupied	% Investor Properties
Owner Occupied	1,154	265,028,700.52	70.59	6.607		691	85.91	37.92	21.19	40.38	100.00	0.00
2nd Homes	80	17,021,624.97	4.53	6.701		713	79.69	30.32	23.03	21.46	0.00	0.00
Investor Properties	526	93,389,693.53	24.87	7.021		710	83.15	33.88	23.80	31.60	0.00	100.00

By Documentation

	No. of Mortgage Loans	Principal Balance	% of Principal Balance	Wt. Avg. Gross Coupon	% ARM	Wt. Avg. FICO	Wt. Avg. Effective Combined LTV	Wt. Avg. Debt-to-Income Ratio	% Full Documentation	% Refinancing	% Owner Occupied	% Investor Properties
Full/Alternative Doc	448	82,312,566.18	21.92	6.511		702	88.49	36.64	100.00	35.44	68.24	27.00
Stated Income	717	158,082,849.42	42.11	6.701		695	86.35	36.69	0.00	37.60	71.13	25.39
Stated/Stated	96	21,988,690.16	5.86	6.790		683	80.73	35.29	0.00	41.98	68.41	22.39
No Documentation	156	37,600,519.02	10.02	6.985		708	76.71	0.00	0.00	45.98	70.81	24.42
NINA	77	13,434,605.91	3.58	6.748		697	77.96	0.00	0.00	31.18	79.72	9.29
No Ratio	266	62,020,788.33	16.52	6.820		694	84.62	0.00	0.00	33.66	71.01	25.26

)t-to-Income Ratio Distribution

Range	No. of Mortgage Loans	Principal Balance	% of Principal Balance	Wt. Avg. Gross Coupon	% ARM	Wt. Avg. FICO	Wt. Avg. Effective Combined LTV	Wt. Avg. Debt-to-Income Ratio	% Full Documentation	% Refinancing	% Owner Occupied	% Investor Properties
<=30	773	169,873,929.24	45.25	6.784		700	82.02	22.24	11.43	36.41	66.44	27.43
30.01-35.00	201	40,528,259.98	10.79	6.632		699	86.18	32.79	27.48	35.46	67.78	29.23
35.01-40.00	276	55,998,512.85	14.92	6.583		703	87.88	37.56	30.45	36.63	74.18	21.08
40.01-45.00	302	63,533,779.11	16.92	6.711		686	87.89	42.61	32.16	42.69	76.10	20.59
45.01-50.00	175	39,440,188.10	10.51	6.713		694	87.83	47.41	27.73	32.57	77.07	21.30
50.01-55.00	32	5,965,622.25	1.59	6.572		681	81.26	52.47	54.45	58.57	72.17	27.83
55.01-60.00	1	99,727.49	0.03	6.750		0	99.96	55.61	100.00	0.00	100.00	0.00
>60.00	0	0.00										

Wt. Avg. DTI =

Silent Seconds

	No. of Mortgage Loans	Principal Balance	% of Principal Balance	Wt. Avg. Gross Coupon	% ARM	Wt. Avg. FICO	Wt. Avg. Effective Combined LTV	Wt. Avg. Debt-to-Income Ratio	% Full Documentation	% Refinancing	% Owner Occupied	% Investor Properties
YES	1,015	195,705,700.86	52.13	6.735		700	96.09	37.03	24.10	17.48	75.73	20.76

LTV (taking into account the silent seconds) =

Credit Enhancement Levels

	S&P LEVELS *output for different ratings* S&P	Moody's Credit Enhancement levels for different ratings MOODY'S
Aaa/AAA	8.50%	8.40%
Aa1/AA+		
Aa2/AA	4.90%	5.90%
Aa3/AA-		
A1/A+		
A2/A	3.30%	3.95%
A3/A-		
Baa1/BBB+		
Baa2/BBB	2.30%	2.45%
Baa3/BBB-		
Ba2/BB	1.30%	1.80%
B2/B	0.55%	1.30%

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AZ	129	26,363,432.30	7.02
CA	215	66,245,617.92	17.64
FL	221	39,426,182.19	10.50
GA	131	21,789,137.31	5.80
IL	50	10,727,603.83	2.86
MA	16	6,917,312.54	1.84
MD	58	15,371,503.91	4.09
NJ	113	30,440,706.69	8.11
NV	29	8,015,175.38	2.13
NY	54	16,011,057.27	4.26
OT	744	134,132,289.68	35.73
TOTAL	**1,760**	**375,440,019.02**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Investor Property Strats

Total Balance	93,389,694
Average Balance	177,547
Loan Count	526
WA Coupon	7.021%
Orig Term	359
Rem Term	357
Seasoning	2
1st Lien %	100.00%
2nd Lien %	0.00%
FRM %	100.00%
ARM %	0.00%
Balloon %	0.00%
IO %	46.19%
WA CLTV	83.15%
WA FICO	710
WA DTI	33.88%
Loan Purpose	
Purchase	68.40%
Cash-out Refinance	27.33%
Rate/Term Refinance	4.27%
Documentation	
Full/Alternative	23.80%
Reduced/Limited	0.00%
Stated Income & Stated/Stated	48.26%
NA / NI	11.17%
Property Type	
SingleFamily	40.51%
MH	0.00%
Top Ten States (% of investor property)	70.77
ARM Characteristics	N/A
Margin	
Minimum Rate	
Life Cap	
Periodic Rate Cap	

AC5 GROUP I {SILENT SECOND LOANS}

Collateral Grouped by Loan Type

DP	Count	Balance	Percent	GWAC	WA Strip	NWAC	Stated WAM	Calc WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30Y	546	96,421,769.56	49.27	6.7564	0.2537	6.5027	358	358	2	5.5000	8.7500	176,597	78.04	95.92	702	37.63
30Y IO	469	99,283,931.30	50.73	6.7147	0.2548	6.4600	359	359	1	5.0000	8.7500	211,693	78.26	96.25	698	36.48
TOTAL	**1,015**	**195,705,700.86**	**100.00**	**6.7353**	**0.2543**	**6.4810**	**358**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by Original Term

STATED ORIGINAL TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
181 - 360	1,015	195,705,701	100.00	6.7353	6.4810	358	1	5.0000	8.7500	192,813	237	360	78.15	96.09	700	37.03
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**237**	**360**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by Original Balance

ORIGINAL BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	87	5,256,203	2.69	7.2880	7.0343	359	1	6.2500	8.7500	60,416	79.01	99.14	712	32.72
75,001 - 359,650	833	140,171,518	71.62	6.7226	6.4681	358	1	5.0000	8.7500	168,273	78.75	97.19	700	37.16
359,651 - 400,000	19	7,276,108	3.72	6.5774	6.3237	359	1	5.7500	7.8750	382,953	75.62	95.42	705	36.34
400,001 - 650,000	66	33,425,299	17.08	6.7524	6.4987	358	2	5.7500	8.7500	506,444	78.37	94.43	701	39.89
650,001 - 1,000,000	7	5,742,732	2.93	6.5179	6.2642	359	1	6.0000	7.3750	820,390	70.95	86.01	703	29.18
1,000,001 +	3	3,833,842	1.96	6.9173	6.6635	359	1	5.8750	7.3750	1,277,947	68.77	82.45	664	21.54
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	87	5,256,203	2.69	7.2880	7.0343	359	1	6.2500	8.7500	60,416	79.01	99.14	712	32.72
75,001 - 359,650	834	140,530,955	71.81	6.7239	6.4695	358	1	5.0000	8.7500	168,502	78.75	97.19	700	37.14
359,651 - 400,000	18	6,916,671	3.53	6.5425	6.2887	359	1	5.7500	7.8750	384,260	75.53	95.35	708	36.66
400,001 - 650,000	66	33,425,299	17.08	6.7524	6.4987	358	2	5.7500	8.7500	506,444	78.37	94.43	701	39.89
650,001 - 1,000,000	7	5,742,732	2.93	6.5179	6.2642	359	1	6.0000	7.3750	820,390	70.95	86.01	703	29.18
1,000,001 +	3	3,833,842	1.96	6.9173	6.6635	359	1	5.8750	7.3750	1,277,947	68.77	82.45	664	21.54
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
20_Yr	**1**	**107,285**	**0.05**	**5.8750**	**5.6212**	**237**	**3**	**5.8750**	**5.8750**	**107,285**	**80.00**	**98.96**	**731**	**41.40**
5.750 - 5.999	1	107,285	0.05	5.8750	5.6212	237	3	5.8750	5.8750	107,285	80.00	98.96	731	41.40
30_Yr	**1,014**	**195,598,416**	**99.95**	**6.7357**	**6.4815**	**359**	**1**	**5.0000**	**8.7500**	**192,898**	**78.15**	**96.09**	**700**	**37.03**
5.000 - 5.249	1	150,500	0.08	5.0000	4.7463	352	8	5.0000	5.0000	150,500	70.00	95.00	702	45.64
5.500 - 5.749	6	1,346,928	0.69	5.5748	5.3210	358	2	5.5000	5.6250	224,488	76.57	92.73	713	37.85
5.750 - 5.999	36	10,012,847	5.12	5.8486	5.5948	358	2	5.7500	5.8750	278,135	71.97	90.59	725	39.89
6.000 - 6.249	97	24,995,355	12.77	6.0726	5.8189	359	1	6.0000	6.1250	257,684	77.76	95.84	722	38.71
6.250 - 6.499	172	35,193,059	17.98	6.3209	6.0671	359	1	6.2500	6.3750	204,611	78.48	96.57	707	36.53
6.500 - 6.749	162	31,146,519	15.91	6.5492	6.2954	359	1	6.5000	6.6900	192,262	77.71	95.77	700	35.91
6.750 - 6.999	184	30,045,568	15.35	6.8068	6.5497	359	1	6.7500	6.9900	163,291	78.95	97.06	694	36.59
7.000 - 7.249	91	14,042,084	7.18	7.0626	6.8088	359	1	7.0000	7.2000	154,309	79.31	97.91	698	36.39
7.250 - 7.499	110	21,747,562	11.11	7.3112	7.0575	359	1	7.2500	7.4900	197,705	78.40	95.56	681	37.09

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
7.500 - 7.749	80	13,482,493	6.89	7.5536	7.2998	359	1	7.5000	7.6250	168,531	79.08	97.25	690	37.35
7.750 - 7.999	34	5,283,483	2.70	7.7986	7.5448	359	1	7.7500	7.9500	155,397	79.89	96.27	701	32.14
8.000 - 8.249	25	5,574,987	2.85	8.0467	7.7930	358	2	8.0000	8.1250	222,999	79.49	96.59	666	37.55
8.250 - 8.499	7	1,191,403	0.61	8.3077	8.0540	353	7	8.2500	8.3750	170,200	77.85	91.97	633	41.28
8.500 - 8.749	6	703,158	0.36	8.5273	8.2735	358	2	8.5000	8.6250	117,193	80.00	98.93	687	41.83
8.750 - 8.999	3	682,470	0.35	8.7500	8.4963	359	1	8.7500	8.7500	227,490	79.99	93.93	673	30.38
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by Current Net Coupon

CURRENT NET COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
4.500 - 4.749	1	150,500	0.08	5.0000	4.7463	352	8	5.0000	5.0000	150,500	352	352	70.00	95.00	702	45.64
5.000 - 5.249	2	540,928	0.28	5.5000	5.2463	358	2	5.5000	5.5000	270,464	357	359	76.12	93.37	776	32.63
5.250 - 5.499	12	2,921,939	1.49	5.7155	5.4618	358	2	5.6250	5.7500	243,495	354	360	75.75	94.62	724	39.04
5.500 - 5.749	66	18,578,718	9.49	5.9510	5.6918	358	1	5.8750	6.8750	281,496	237	360	75.19	93.59	719	38.92
5.750 - 5.999	138	29,540,679	15.09	6.1885	5.9348	359	1	6.1250	6.2500	214,063	337	360	77.65	95.80	718	37.67
6.000 - 6.249	194	39,153,884	20.01	6.4349	6.1811	359	1	6.2900	6.5000	201,824	347	360	78.61	96.31	702	36.09
6.250 - 6.499	159	28,814,865	14.72	6.6976	6.4438	359	1	6.6250	6.7500	181,226	343	360	77.99	96.45	694	36.48
6.500 - 6.749	132	20,377,916	10.41	6.9199	6.6662	358	1	6.7900	7.0000	154,378	344	360	79.26	97.38	696	37.11
6.750 - 6.999	108	18,202,145	9.30	7.2027	6.9489	359	1	7.1250	7.2500	168,538	357	360	78.93	95.70	688	36.75
7.000 - 7.249	97	18,212,571	9.31	7.4289	7.1751	359	1	7.3400	7.5000	187,758	343	360	78.26	97.26	683	37.29
7.250 - 7.499	50	9,062,162	4.63	7.6703	7.4166	359	1	7.6250	7.7500	181,243	357	360	79.72	96.15	702	35.19
7.500 - 7.749	29	5,489,338	2.80	7.9558	7.7021	358	2	7.8750	8.0000	189,288	342	360	79.43	96.65	670	34.37
7.750 - 7.999	12	2,724,335	1.39	8.1544	7.9007	357	3	8.1250	8.2500	227,028	349	360	79.06	95.01	652	39.47
8.000 - 8.249	10	1,099,782	0.56	8.4375	8.1837	358	2	8.3750	8.5000	109,978	358	359	80.00	97.75	687	42.27
8.250 - 8.499	5	835,939	0.43	8.7271	8.4733	359	1	8.6250	8.7500	167,188	358	359	79.99	95.05	680	33.33
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**237**	**360**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by Remaining Term

REMAINING TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
180 - 359	856	168,293,263	85.99	6.7572	6.5029	358	2	5.0000	8.7500	196,604	237	359	78.30	96.06	701	37.01
360 +	159	27,412,438	14.01	6.6005	6.3468	360	0	5.6250	8.1250	172,405	360	360	77.24	96.29	691	37.20
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**237**	**360**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
40.01 - 50.00	4	1,228,633	0.63	6.0030	5.7493	359	1	5.8750	6.2500	307,158	358	360	47.81	79.06	703	41.69
50.01 - 60.00	7	2,697,612	1.38	6.0887	5.8349	359	1	5.8750	6.5000	385,373	357	360	54.25	74.94	706	31.53
60.01 - 70.00	66	15,850,503	8.10	6.5097	6.2559	358	2	5.0000	8.0000	240,159	352	360	68.18	88.42	708	35.20
70.01 - 79.99	146	29,918,287	15.29	6.8460	6.5922	358	2	5.5000	8.7500	204,920	349	360	77.76	94.55	696	35.56
80.00 - 80.00	788	145,709,803	74.45	6.7552	6.5014	359	1	5.5000	8.7500	184,911	237	360	80.00	97.77	700	37.64
80.01 - 90.00	4	300,862	0.15	6.7543	6.1663	359	1	6.2500	7.1250	75,215	357	360	85.72	100.00	709	38.81
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**237**	**360**	**78.15**	**96.09**	**700**	**37.03**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Combined Loan-to-Value

O LTV	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
60.01 - 70.00	4	2,683,837	1.37	6.1327	5.8789	359	1	5.8750	6.5000	670,959	358	360	56.38	66.13	703	20.28
70.01 - 79.99	7	2,575,452	1.32	6.2996	6.0459	358	2	5.8750	6.6250	367,922	356	360	64.43	76.72	704	29.72
80.00 - 80.00	6	2,297,144	1.17	6.7193	6.4655	358	2	6.1250	7.3750	382,857	356	359	66.44	80.00	688	41.55
80.01 - 90.00	118	33,771,292	17.26	6.7468	6.4931	358	2	5.5000	8.7500	286,197	342	360	76.47	88.73	693	36.64
90.01 - 95.00	171	32,955,447	16.84	6.8209	6.5671	358	2	5.0000	8.7500	192,722	347	360	78.83	94.73	708	37.13
95.01 - 100.00	709	121,422,529	62.04	6.7317	6.4771	359	1	5.5000	8.7500	171,259	237	360	79.43	99.88	700	37.51
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**237**	**360**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Full/Alternative	**264**	**47,174,316**	**24.10**	**6.4924**	**6.2386**	**358**	**2**	**5.0000**	**8.3713**	**178,691**	**78.32**	**96.02**	**704**	**37.10**
0.00 - 10.00	3	492,714	0.25	6.6294	6.3756	351	9	6.2500	6.4963	164,238	80.00	92.53	655	5.44
10.01 - 20.00	10	1,140,454	0.58	7.0165	6.7628	358	2	6.3750	7.8713	114,045	78.59	99.67	722	16.62
20.01 - 25.00	13	3,032,229	1.55	6.8593	6.6056	359	1	6.0000	7.2463	233,248	77.60	90.77	668	22.42
25.01 - 30.00	29	4,979,259	2.54	6.5268	6.2730	359	1	5.7500	8.1213	171,699	78.93	96.74	694	27.93
30.01 - 35.00	44	7,587,578	3.88	6.4304	6.1766	358	2	5.5000	8.1213	172,445	78.72	96.73	715	33.03
35.01 - 40.00	58	10,506,211	5.37	6.4149	6.1612	358	2	5.7500	8.2463	181,142	77.46	95.30	707	37.85
40.01 - 45.00	61	11,041,173	5.64	6.4612	6.2074	357	2	5.8750	8.3713	181,003	78.56	96.10	701	42.67
45.01 - 50.00	38	7,320,264	3.74	6.4585	6.2048	358	2	5.0000	8.2463	192,639	78.28	97.12	720	47.28
50.01 - 55.00	7	974,707	0.50	6.3914	6.1376	359	1	5.8750	6.9463	139,244	80.00	98.97	682	51.53
55.01 - 60.00	1	99,727	0.05	6.7500	6.4962	358	2	6.7500	6.4963	99,727	79.98	99.96	0	55.61
No Documentation	**43**	**8,654,671**	**4.42**	**7.3441**	**7.0903**	**359**	**1**	**6.1250**	**8.4963**	**201,271**	**79.91**	**94.70**	**705**	**0.00**
0.00 - 10.00	43	8,654,671	4.42	7.3441	7.0903	359	1	6.1250	8.4963	201,271	79.91	94.70	705	0.00
No Income/No Asset	**27**	**3,989,542**	**2.04**	**6.8908**	**6.6371**	**358**	**2**	**5.7500**	**8.1213**	**147,761**	**80.00**	**96.65**	**709**	**0.00**
0.00 - 10.00	27	3,989,542	2.04	6.8908	6.6371	358	2	5.7500	8.1213	147,761	80.00	96.65	709	0.00
No Ratio	**156**	**32,542,545**	**16.63**	**6.9025**	**6.6488**	**359**	**1**	**5.8750**	**7.9963**	**208,606**	**77.95**	**96.35**	**692**	**0.00**
0.00 - 10.00	156	32,542,545	16.63	6.9025	6.6488	359	1	5.8750	7.9963	208,606	77.95	96.35	692	0.00
Stated Income	**473**	**92,720,617**	**47.38**	**6.7236**	**6.4688**	**359**	**1**	**5.5000**	**8.4963**	**196,027**	**77.98**	**96.49**	**701**	**37.03**
0.00 - 10.00	2	139,770	0.07	7.2500	6.9963	359	1	7.2500	6.9963	69,885	80.00	100.00	709	6.13
10.01 - 20.00	24	3,504,274	1.79	6.8809	6.6272	359	1	6.2500	7.3713	146,011	76.73	95.29	713	16.29
20.01 - 25.00	22	3,096,308	1.58	7.0032	6.7495	359	1	6.1250	7.8713	140,741	79.90	98.56	705	22.47
25.01 - 30.00	47	11,467,310	5.86	6.6484	6.3946	359	1	5.8750	8.4963	243,985	76.28	93.71	710	27.62
30.01 - 35.00	82	15,315,251	7.83	6.8327	6.5724	359	1	5.5000	8.4963	186,771	78.01	96.45	689	32.92
35.01 - 40.00	107	20,952,208	10.71	6.5187	6.2649	359	1	5.6250	7.7463	195,815	78.41	97.40	714	37.47
40.01 - 45.00	122	23,817,055	12.17	6.8030	6.5493	359	1	5.8750	8.1213	195,222	78.81	96.86	692	42.61
45.01 - 50.00	65	14,253,687	7.28	6.7257	6.4719	359	1	5.7500	8.2463	219,287	77.15	96.61	699	47.39
50.01 - 55.00	2	174,755	0.09	7.1453	6.8916	359	1	6.3750	7.7463	87,377	80.00	100.00	707	52.69
Stated/Stated	**52**	**10,624,009**	**5.43**	**6.8491**	**6.5954**	**358**	**2**	**6.1250**	**7.8713**	**204,308**	**77.41**	**92.95**	**689**	**36.78**
0.00 - 10.00	1	998,187	0.51	6.5000	6.2463	358	2	6.5000	6.2463	998,187	63.49	69.84	712	6.73
20.01 - 25.00	1	119,817	0.06	7.3750	7.1213	358	2	7.3750	7.1213	119,817	80.00	95.00	634	23.35
25.01 - 30.00	7	742,958	0.38	6.7917	6.5379	359	1	6.3750	7.6213	106,137	77.14	97.18	707	27.96
30.01 - 35.00	7	1,118,922	0.57	6.9906	6.7369	358	2	6.3750	7.6213	159,846	77.76	94.55	680	31.07
35.01 - 40.00	15	2,537,884	1.30	7.0322	6.7784	359	1	6.1250	7.8713	169,192	79.61	96.99	701	37.82
40.01 - 45.00	10	2,404,575	1.23	6.7511	6.4973	358	2	6.2500	7.1213	240,457	78.36	93.68	672	42.50

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {SILENT SECOND LOANS}

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
45.01 - 50.00	10	2,533,798	1.29	6.7992	6.5455	357	3	6.3750	7.1213	253,380	79.40	94.78	686	46.89
50.01 - 55.00	1	167,869	0.09	7.2500	6.9962	359	1	7.2500	6.9963	167,869	80.00	100.00	662	51.83
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.4963**	**192,813**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Cash Out Refinance	91	21,757,920	11.12	6.6926	6.4342	358	2	6	8	239,098	75	91	693	38.77
Purchase	872	161,494,584	82.52	6.7522	6.4984	359	1	6	9	185,200	79	97	702	36.52
Rate/Term Refinance	52	12,453,198	6.36	6.5904	6.3367	357	2	5	8	239,485	75	91	685	39.90
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5**	**9**	**192,813**	**78**	**96**	**700**	**37.03**

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
2-4 Family	110	21,615,299	11.04	7.0980	6.8442	358	2	6.1250	8.7500	196,503	78.65	95.70	707	36.26
Condominium	65	12,794,090	6.54	6.6583	6.4046	358	2	5.7500	8.5000	196,832	77.68	94.31	707	34.75
Hi-Rise Condo	4	750,437	0.38	6.5143	6.2606	357	3	6.0000	7.7500	187,609	74.32	91.44	706	37.88
PUD	250	53,564,927	27.37	6.6615	6.4078	359	1	5.5000	8.7500	214,260	78.05	96.56	707	37.83
Single Family	580	106,337,617	54.34	6.7078	6.4532	359	1	5.0000	8.7500	183,341	78.19	96.18	695	37.11
Townhouse	6	643,330	0.33	7.0099	6.7562	359	1	6.2500	7.8750	107,222	78.11	95.86	685	36.79
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Investor	282	40,629,572	20.76	7.1724	6.9187	358	2	5.0000	8.7500	144,076	78.13	95.84	712	34.70
Owner Occupied	698	148,211,229	75.73	6.6181	6.3637	359	1	5.5000	8.7500	212,337	78.21	96.35	696	38.15
Second Home	35	6,864,900	3.51	6.6777	6.4239	359	1	5.6250	7.5000	196,140	77.08	91.87	711	28.58
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by Mortgage Ins. Company

MI	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No MI	1,011	195,404,839	99.85	6.7352	6.4815	358	1	5.0000	8.7500	193,279	78.14	96.08	700	37.03
PMI	1	98,162	0.05	6.2500	5.9963	359	1	6.2500	6.2500	98,162	85.00	100.00	690	0.00
Radian Guaranty	1	102,600	0.05	6.8750	5.6413	357	3	6.8750	6.8750	102,600	90.00	100.00	706	31.18
United Guaranty	2	100,100	0.05	7.1250	6.8713	360	0	7.1250	7.1250	50,050	82.05	100.00	732	46.63
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
AL	11	1,140,288	0.58	6.7256	6.4719	359	1	6.1250	8.1250	103,663	79.28	97.51	707	36.60
AZ	80	15,258,185	7.80	6.7294	6.4757	359	1	5.0000	8.0000	190,727	76.82	94.65	706	36.85
CA	91	26,251,542	13.41	6.5796	6.3258	359	1	5.6250	8.0000	288,478	75.94	93.80	702	37.89
CO	41	8,242,813	4.21	6.6377	6.3840	359	1	5.7500	8.1250	201,044	78.93	97.50	719	37.32

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
CT	8	1,698,085	0.87	6.6546	6.4009	359	1	5.7500	8.5000	212,261	75.70	95.11	740	35.26
DC	3	1,786,877	0.91	6.3410	6.0873	359	1	6.1250	6.6250	595,626	80.00	91.86	743	36.37
DE	4	278,197	0.14	7.6637	7.4100	359	1	6.6250	8.7500	69,549	80.00	99.99	700	36.46
FL	88	15,381,713	7.86	6.8382	6.5844	358	2	5.8750	8.3750	174,792	77.68	96.57	708	37.24
GA	101	16,531,112	8.45	6.7012	6.4474	358	2	5.7500	8.1250	163,674	79.36	96.70	695	34.90
HI	1	520,000	0.27	6.2500	5.9963	359	1	6.2500	6.2500	520,000	80.00	95.00	692	26.37
IA	3	263,254	0.13	7.5004	7.2467	359	1	6.6250	8.0000	87,751	77.71	91.57	742	33.49
ID	4	317,422	0.16	6.9204	6.6667	359	1	6.5000	7.2500	79,356	79.48	97.18	702	35.31
IL	31	5,442,594	2.78	6.7457	6.4919	358	1	6.0000	7.7500	175,568	79.09	97.88	702	37.07
IN	21	2,892,915	1.48	6.6471	6.3933	359	1	5.7500	8.1250	137,758	79.71	99.20	688	37.10
KS	2	283,267	0.14	6.8788	6.6250	358	2	6.6250	7.1250	141,633	80.00	97.53	731	33.91
KY	4	455,963	0.23	6.5349	6.2812	360	0	6.0000	6.8750	113,991	80.00	96.23	709	33.43
LA	4	410,860	0.21	7.2661	7.0124	358	2	6.8750	7.5000	102,715	79.99	98.64	705	41.97
MA	7	2,378,551	1.22	6.6380	6.3843	359	1	6.1250	7.7500	339,793	76.33	94.31	699	38.21
MD	27	6,428,911	3.28	6.6676	6.4138	359	1	5.7500	8.1250	238,108	79.03	96.43	701	37.06
ME	7	1,367,738	0.70	6.8531	6.5993	359	1	6.3750	7.2500	195,391	80.00	100.00	671	40.34
MI	29	2,948,372	1.51	6.7570	6.5032	359	1	6.0000	8.1250	101,668	79.83	98.95	702	38.03
MN	23	4,958,324	2.53	6.5709	6.3172	358	2	5.7500	7.6250	215,579	79.28	97.99	719	39.26
MO	9	845,468	0.43	6.9512	6.6975	358	2	6.2500	7.6250	93,941	78.77	99.18	686	36.31
MS	5	447,203	0.23	7.1090	6.8553	359	1	6.6250	7.7500	89,441	78.78	96.97	700	24.87
MT	6	1,101,957	0.56	6.7322	6.4784	359	1	6.3750	7.3750	183,659	80.00	96.52	715	40.35
NC	30	3,644,397	1.86	6.6721	6.4183	355	1	5.8750	8.0000	121,480	78.85	98.17	676	38.22
NE	1	77,453	0.04	6.7500	6.4963	359	1	6.7500	6.7500	77,453	80.00	100.00	689	0.00
NH	1	231,805	0.12	6.8750	6.6213	359	1	6.8750	6.8750	231,805	80.00	100.00	719	0.00
NJ	62	15,987,462	8.17	7.0253	6.7716	358	2	5.5000	8.7500	257,862	77.47	92.67	685	39.15
NM	2	391,600	0.20	6.3797	6.1260	358	2	6.1250	6.7500	195,800	80.00	89.96	717	36.47
NV	17	4,673,200	2.39	6.6061	6.3523	358	2	6.0000	7.5000	274,894	79.48	97.24	698	40.43
NY	18	4,795,110	2.45	7.1756	6.9219	357	3	6.3750	8.3750	266,395	79.81	97.36	681	41.42
OH	11	1,177,719	0.60	7.0085	6.7547	357	3	6.2500	8.0000	107,065	80.00	98.53	686	39.30
OK	11	1,748,450	0.89	6.6380	6.3843	359	1	5.8750	7.5000	158,950	79.72	96.03	715	37.85
OR	13	1,905,066	0.97	6.4624	6.2086	359	1	5.7500	6.8750	146,544	79.66	95.33	697	33.74
PA	20	3,159,483	1.61	6.6727	6.4190	359	1	5.8750	8.6250	157,974	75.19	96.63	710	42.68
RI	1	234,178	0.12	6.2500	5.9963	359	1	6.2500	6.2500	234,178	80.00	100.00	707	41.39
SC	11	1,087,557	0.56	7.0646	6.7184	359	2	5.8750	8.3750	98,869	80.94	97.73	696	33.38
TN	5	1,002,221	0.51	6.2933	6.0396	359	1	5.6250	7.5000	200,444	79.79	100.00	659	40.88
TX	107	13,785,147	7.04	6.7286	6.4748	359	1	5.5000	8.3750	128,833	79.51	98.70	701	36.11
UT	13	2,011,082	1.03	6.8606	6.6069	359	1	6.2500	7.7500	154,699	78.26	97.73	690	27.29
VA	44	13,469,263	6.88	6.8531	6.5994	359	1	5.7500	8.7500	306,120	78.88	97.41	697	39.57
WA	27	6,643,124	3.39	6.5510	6.2972	359	1	5.8750	8.1250	246,042	78.70	97.27	687	33.37
WI	6	697,884	0.36	7.0598	6.8060	359	1	6.1250	7.5000	116,314	77.18	100.00	715	41.44
WV	4	353,699	0.18	6.5372	6.2834	359	1	6.3750	7.2500	88,425	79.99	99.98	719	15.86
WY	1	998,187	0.51	6.5000	6.2463	358	2	6.5000	6.5000	998,187	63.49	69.84	712	6.73
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**78.15**	**96.09**	**700**	**37.03**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {SILENT SECOND LOANS}

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0 - 0	4	828,524	0.42	8.0992	7.8455	359	1	6.7500	8.7500	207,131	79.99	96.42	0	50.20
500 - 549	1	242,537	0.12	6.7500	6.4963	343	17	6.7500	6.7500	242,537	80.00	89.98	541	2.23
550 - 599	1	641,310	0.33	8.2500	7.9962	349	11	8.2500	8.2500	641,310	76.00	87.77	586	0.00
600 - 624	26	5,293,399	2.70	7.1300	6.8762	358	2	6.2500	8.5000	203,592	78.55	93.79	619	33.40
625 - 649	135	27,045,588	13.82	6.9504	6.6967	359	1	5.6250	8.1250	200,338	78.74	95.87	637	37.77
650 - 674	144	27,969,386	14.29	6.8909	6.6372	359	1	5.7500	8.7500	194,232	78.18	96.95	663	38.84
675 - 699	211	38,815,459	19.83	6.7531	6.4993	359	1	5.6250	8.7500	183,960	78.52	96.48	687	36.86
700 - 724	174	33,754,740	17.25	6.5977	6.3409	359	1	5.0000	8.3750	193,993	77.20	95.23	711	36.49
725 - 749	152	29,473,694	15.06	6.6079	6.3541	358	1	5.5000	8.5000	193,906	77.56	95.43	736	36.52
750 - 774	88	16,946,216	8.66	6.4391	6.1853	358	2	5.7500	8.0000	192,571	78.62	97.50	760	36.63
775 - 799	61	11,542,825	5.90	6.5290	6.2752	359	1	5.5000	8.5000	189,227	78.69	96.97	787	38.13
800 +	18	3,152,023	1.61	6.9708	6.7170	359	1	6.1250	7.7500	175,112	78.75	96.00	808	31.26
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	**635**	**127,826,564**	**65.32**	**6.6696**	**6.4159**	**359**	**1**	**5.5000**	**8.7500**	**201,302**	**78.18**	**95.82**	**701**	**37.01**
NO PP	635	127,826,564	65.32	6.6696	6.4159	359	1	5.5000	8.7500	201,302	78.18	95.82	701	37.01
Yes	**380**	**67,879,137**	**34.68**	**6.8589**	**6.6037**	**358**	**2**	**5.0000**	**8.3750**	**178,629**	**78.10**	**96.58**	**698**	**37.07**
1Y PP	27	5,941,686	3.04	6.9104	6.6567	358	2	5.6250	8.0000	220,062	77.61	93.63	703	39.10
2Y PP	24	3,745,163	1.91	6.7612	6.5074	358	2	5.0000	7.6250	156,048	77.90	97.13	697	40.85
3Y PP	279	49,197,902	25.14	6.8588	6.6030	359	2	5.5000	8.3750	176,337	78.31	97.11	698	36.60
5Y PP	23	4,605,140	2.35	6.5804	6.3267	357	3	5.7500	8.0000	200,223	75.01	94.20	705	38.35
6M PP	14	2,139,889	1.09	7.4851	7.2313	359	1	6.5000	8.3750	152,849	79.67	97.08	685	33.65
7M PP	2	532,214	0.27	6.4528	6.1990	358	2	6.2500	6.7500	266,107	80.00	94.06	720	40.24
8M PP	11	1,717,142	0.88	6.9893	6.7355	359	1	6.1250	7.8750	156,104	80.00	97.05	694	31.41
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by Lien Status

LIEN	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
First Lien	1,015	195,705,701	100.00	6.7353	6.4810	358	1	5.0000	8.7500	192,813	78.15	96.09	700	37.03
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**78.15**	**96.09**	**700**	**37.03**

Collateral Grouped by Loan-to-Value & Mtg Ins.

TYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	MAX LTV	WA FICO	WA DTI
LTV GT 80 w MI	4	300,862	0.15	6.7543	6.1663	359	1	6.2500	7.1250	75,215	85.72	100.00	90.00	709	38.81
LTV LE 80	1,011	195,404,839	99.85	6.7352	6.4815	358	1	5.0000	8.7500	193,279	78.14	96.08	80.00	700	37.03
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**78.15**	**96.09**	**90.00**	**700**	**37.03**

Collateral Grouped by Balloon Flag

BALLOON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	1,015	195,705,701	100.00	6.7353	6.4810	358	1	5.0000	8.7500	192,813	78.15	96.09	700	37.03
TOTAL	**1,015**	**195,705,701**	**100.00**	**6.7353**	**6.4810**	**358**	**1**	**5.0000**	**8.7500**	**192,813**	**78.15**	**96.09**	**700**	**37.03**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {SILENT SECOND LOANS}

Collateral Grouped by IO

IO / IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg REMAINING TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg O LTV	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO
N	546	96,421,769.56	49.27	6.7564	0.2537	6.5027	358	358	2	5.5000	8.7500	176,597	78.04	95.92	702	37.63
0.000	546	96,421,769.56	49.27	6.7564	0.2537	6.5027	358	358	2	5.5000	8.7500	176,597	78.04	95.92	702	37.63
Y	469	99,283,931.30	50.73	6.7147	0.2548	6.4600	359	359	1	5.0000	8.7500	211,693	78.26	96.25	698	36.48
120.00	404	86,536,058.74	44.22	6.6965	0.2537	6.4427	359	359	1	5.6250	8.7500	214,198	78.60	96.30	700	35.80
60.000	65	12,747,872.56	6.51	6.8386	0.2616	6.5769	358	358	2	5.0000	8.3750	196,121	75.96	95.90	688	40.14
TOTAL	1,015	195,705,700.86	100.00	6.7353	0.2543	6.4810	358	358	1	5.0000	8.7500	192,813	78.15	96.09	700	37.03

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {INTEREST ONLY LOANS}

Collateral Grouped by Loan Type

DP	Count	Balance	Percent	GWAC	WA Strip	NWAC	Stated WAM	Calc WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30Y IO	748	170,136,113.46	100.00	6.6394	0.2692	6.3702	358	358	1	5.0000	10.2500	227,455	75.26	85.76	701	35.34
TOTAL	**748**	**170,136,113.46**	**100.00**	**6.6394**	**0.2692**	**6.3702**	**358**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by Original Term

STATED ORIGINAL TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
181 - 360	748	170,136,113	100.00	6.6394	6.3702	358	1	5.0000	10.2500	227,455	239	360	75.26	85.76	701	35.34
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**239**	**360**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by Original Balance

ORIGINAL BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	25	1,576,454	0.93	7.0155	6.7618	354	1	6.2500	8.0000	63,058	76.83	89.54	714	34.77
75,001 - 359,650	629	115,927,982	68.14	6.6331	6.3566	358	1	5.0000	10.2500	184,305	76.39	87.58	702	35.42
359,651 - 400,000	12	4,621,090	2.72	6.5253	6.2715	358	2	5.7500	7.8750	385,091	78.39	88.30	692	35.11
400,001 - 650,000	67	33,524,043	19.70	6.6728	6.4191	359	1	5.7500	8.7500	500,359	75.52	84.67	702	34.45
650,001 - 1,000,000	12	9,586,545	5.63	6.5887	6.3349	358	2	5.8750	8.1250	798,879	69.54	77.90	694	35.43
1,000,001 +	3	4,900,000	2.88	6.6480	6.3942	359	1	6.2500	7.3750	1,633,333	54.39	61.91	682	45.57
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	25	1,576,454	0.93	7.0155	6.7618	354	1	6.2500	8.0000	63,058	76.83	89.54	714	34.77
75,001 - 359,650	629	115,927,982	68.14	6.6331	6.3566	358	1	5.0000	10.2500	184,305	76.39	87.58	702	35.42
359,651 - 400,000	12	4,621,090	2.72	6.5253	6.2715	358	2	5.7500	7.8750	385,091	78.39	88.30	692	35.11
400,001 - 650,000	67	33,524,043	19.70	6.6728	6.4191	359	1	5.7500	8.7500	500,359	75.52	84.67	702	34.45
650,001 - 1,000,000	12	9,586,545	5.63	6.5887	6.3349	358	2	5.8750	8.1250	798,879	69.54	77.90	694	35.43
1,000,001 +	3	4,900,000	2.88	6.6480	6.3942	359	1	6.2500	7.3750	1,633,333	54.39	61.91	682	45.57
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
20_Yr	**1**	**67,439**	**0.04**	**7.5000**	**7.2463**	**239**	**1**	**7.5000**	**7.5000**	**67,439**	**90.00**	**90.00**	**775**	**33.81**
7.500 - 7.749	1	67,439	0.04	7.5000	7.2463	239	1	7.5000	7.5000	67,439	90.00	90.00	775	33.81
25_Yr	**1**	**297,500**	**0.17**	**5.8750**	**5.6213**	**299**	**1**	**5.8750**	**5.8750**	**297,500**	**67.61**	**67.61**	**715**	**35.77**
5.750 - 5.999	1	297,500	0.17	5.8750	5.6213	299	1	5.8750	5.8750	297,500	67.61	67.61	715	35.77
30_Yr	**746**	**169,771,174**	**99.79**	**6.6404**	**6.3712**	**359**	**1**	**5.0000**	**10.2500**	**227,575**	**75.27**	**85.79**	**701**	**35.34**
5.000 - 5.249	1	150,500	0.09	5.0000	4.7463	352	8	5.0000	5.0000	150,500	70.00	95.00	702	45.64
5.500 - 5.749	7	1,641,070	0.96	5.6059	5.3521	359	1	5.5000	5.6250	234,439	72.34	79.92	715	36.53
5.750 - 5.999	44	11,525,666	6.77	5.8351	5.5814	359	1	5.7500	5.9900	261,947	68.96	77.71	728	36.53
6.000 - 6.249	106	27,715,965	16.29	6.0638	5.8100	359	1	6.0000	6.1250	261,471	71.40	80.21	721	34.83
6.250 - 6.499	135	34,117,541	20.05	6.3106	6.0539	359	1	6.2500	6.3750	252,723	74.11	84.12	710	34.94
6.500 - 6.749	125	28,652,199	16.84	6.5455	6.2866	359	1	6.5000	6.6900	229,218	73.53	82.59	693	34.37
6.750 - 6.999	116	22,465,064	13.20	6.8088	6.5431	359	1	6.7500	6.9900	193,664	77.48	89.42	690	34.21
7.000 - 7.249	63	10,540,083	6.20	7.0628	6.8090	359	1	7.0000	7.1250	167,303	79.89	93.61	696	35.22

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {INTEREST ONLY LOANS}

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
7.250 - 7.499	61	13,573,739	7.98	7.3283	7.0745	359	1	7.2500	7.4900	222,520	78.87	92.98	676	38.34
7.500 - 7.749	39	8,293,647	4.87	7.5455	7.2535	359	1	7.5000	7.6250	212,658	80.05	93.34	680	36.04
7.750 - 7.999	21	3,896,656	2.29	7.8031	7.4683	359	1	7.7500	7.9500	185,555	82.95	92.53	685	34.75
8.000 - 8.249	19	5,487,045	3.23	8.0660	7.7874	359	1	8.0000	8.1250	288,792	81.36	92.52	673	38.71
8.250 - 8.499	3	456,000	0.27	8.3750	7.6921	357	3	8.3750	8.3750	152,000	88.33	97.83	721	40.46
8.500 - 8.749	2	384,250	0.23	8.5850	6.6337	358	2	8.5000	8.6250	192,125	96.60	96.60	684	41.40
8.750 - 8.999	1	457,000	0.27	8.7500	8.4963	359	1	8.7500	8.7500	457,000	79.99	95.00	0	0.00
9.250 - 9.499	1	168,000	0.10	9.2500	7.8563	355	5	9.2500	9.2500	168,000	100.00	100.00	736	24.70
9.500 - 9.749	1	123,250	0.07	9.6250	9.3713	359	1	9.6250	9.6250	123,250	85.00	85.00	633	49.70
10.250 - 10.499	1	123,500	0.07	10.2500	7.4663	357	3	10.2500	10.2500	123,500	95.00	95.00	631	0.00
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by Current Net Coupon

CURRENT NET COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
4.500 - 4.749	1	150,500	0.09	5.0000	4.7463	352	8	5.0000	5.0000	150,500	352	352	70.00	95.00	702	45.64
5.000 - 5.249	2	377,030	0.22	5.9311	5.2329	358	2	5.5000	6.7900	188,515	357	359	73.35	73.35	727	33.80
5.250 - 5.499	21	5,536,431	3.25	5.7415	5.4614	359	1	5.6250	6.5400	263,640	356	360	71.31	80.40	725	37.23
5.500 - 5.749	83	21,700,335	12.75	5.9633	5.7003	358	1	5.8750	6.8750	261,450	299	360	70.87	79.13	726	34.67
5.750 - 5.999	121	31,152,005	18.31	6.1932	5.9395	359	1	6.1250	6.2500	257,455	355	360	70.83	79.37	715	35.42
6.000 - 6.249	147	35,123,454	20.64	6.4382	6.1844	359	1	6.2750	6.5000	238,935	353	360	75.38	85.53	696	35.90
6.250 - 6.499	111	23,120,784	13.59	6.7406	6.4374	359	1	6.6250	8.6250	208,295	355	360	76.17	87.92	699	32.86
6.500 - 6.749	90	15,636,585	9.19	6.9278	6.6653	359	1	6.7900	8.0000	173,740	356	360	78.64	89.94	689	33.64
6.750 - 6.999	57	10,513,698	6.18	7.1871	6.9333	359	1	7.1250	7.2500	184,451	354	360	80.27	93.48	691	38.51
7.000 - 7.249	62	14,007,410	8.23	7.4474	7.1697	358	1	7.3400	8.5000	225,926	239	360	78.81	92.40	675	36.37
7.250 - 7.499	21	4,982,052	2.93	7.7439	7.4274	358	2	7.6250	10.2500	237,241	357	359	80.83	93.10	681	34.77
7.500 - 7.749	19	3,922,981	2.31	7.9551	7.7013	359	1	7.8750	8.0000	206,473	357	360	81.05	94.41	688	34.61
7.750 - 7.999	9	3,066,600	1.80	8.1866	7.8704	358	2	8.1250	9.2500	340,733	355	360	82.10	91.26	658	40.82
8.000 - 8.249	2	266,000	0.16	8.3750	8.1213	359	1	8.3750	8.3750	133,000	358	359	80.00	96.28	667	46.94
8.250 - 8.499	1	457,000	0.27	8.7500	8.4963	359	1	8.7500	8.7500	457,000	359	359	79.99	95.00	0	0.00
9.250 - 9.499	1	123,250	0.07	9.6250	9.3713	359	1	9.6250	9.6250	123,250	359	359	85.00	85.00	633	49.70
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**239**	**360**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by Remaining Term

REMAINING TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
180 - 359	642	147,637,032	86.78	6.6675	6.3959	358	2	5.0000	10.2500	229,964	239	359	75.28	85.62	702	35.41
360 +	106	22,499,082	13.22	6.4554	6.2017	360	0	5.6250	8.1250	212,255	360	360	75.11	86.65	694	34.71
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**239**	**360**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	4	477,299	0.28	6.0877	5.8340	359	1	5.7500	7.0000	119,325	357	360	25.28	25.28	747	19.68
30.01 - 40.00	7	2,858,900	1.68	6.2724	6.0186	358	2	6.0000	6.6250	408,414	358	360	38.10	38.10	716	22.87
40.01 - 50.00	13	2,797,080	1.64	6.1768	5.9230	359	1	5.8750	6.7500	215,160	358	360	45.21	49.31	689	32.33

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {INTEREST ONLY LOANS}

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
50.01 - 60.00	28	9,672,096	5.68	6.2950	6.0412	359	1	5.8750	7.5000	345,432	355	360	56.69	59.38	695	33.09
60.01 - 70.00	94	27,243,140	16.01	6.3180	6.0642	358	1	5.0000	8.0000	289,821	299	360	66.68	73.61	719	33.57
70.01 - 79.99	128	29,057,049	17.08	6.6800	6.4263	359	1	5.6250	8.7500	227,008	356	360	77.07	86.43	701	35.59
80.00 - 80.00	422	89,603,474	52.67	6.7354	6.4817	359	1	5.6250	8.3750	212,331	353	360	80.00	94.34	694	35.99
80.01 - 90.00	21	3,458,701	2.03	7.0118	6.6094	356	2	6.0000	9.6250	164,700	239	360	87.58	88.40	703	35.18
90.01 - 95.00	15	2,879,250	1.69	7.1546	6.5606	358	2	6.0000	10.2500	191,950	355	359	94.62	94.62	708	47.16
95.01 - 100.00	16	2,089,126	1.23	7.6672	6.8666	356	4	6.8750	9.2500	130,570	355	357	100.00	100.00	737	35.01
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**239**	**360**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by Combined Loan-to-Value

O LTV	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	4	477,299	0.28	6.0877	5.8340	359	1	5.7500	7.0000	119,325	357	360	25.28	25.28	747	19.68
30.01 - 40.00	7	2,858,900	1.68	6.2724	6.0186	358	2	6.0000	6.6250	408,414	358	360	38.10	38.10	716	22.87
40.01 - 50.00	11	2,287,430	1.34	6.2276	5.9739	359	1	5.8750	6.7500	207,948	358	360	44.72	44.72	696	29.92
50.01 - 60.00	24	8,652,446	5.09	6.3098	6.0561	358	2	5.8750	7.5000	360,519	355	360	56.88	56.88	694	33.10
60.01 - 70.00	63	19,130,973	11.24	6.2308	5.9770	358	1	5.5000	7.3750	303,666	299	360	65.12	65.70	720	31.77
70.01 - 79.99	55	14,581,471	8.57	6.4439	6.1902	359	1	5.7500	7.5000	265,118	356	360	75.34	76.36	702	34.20
80.00 - 80.00	75	17,856,675	10.50	6.8078	6.5540	359	1	5.6250	8.1250	238,089	353	360	79.22	80.00	687	33.83
80.01 - 90.00	86	22,478,240	13.21	6.6933	6.4212	358	2	5.6250	9.6250	261,375	239	360	78.30	89.12	701	36.38
90.01 - 95.00	98	19,782,931	11.63	6.9393	6.6360	359	1	5.0000	10.2500	201,867	352	360	81.25	94.68	706	36.92
95.01 - 100.00	325	62,029,750	36.46	6.7302	6.4564	359	1	5.6250	9.2500	190,861	355	360	80.00	99.95	697	36.54
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**239**	**360**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Full/Alternative	**236**	**45,384,904**	**26.68**	**6.3893**	**6.1012**	**358**	**2**	**5.0000**	**7.8563**	**192,309**	**78.16**	**89.45**	**709**	**35.75**
0.00 - 10.00	4	935,690	0.55	6.2701	6.0164	359	1	6.0000	6.6213	233,923	67.82	69.92	703	7.45
10.01 - 20.00	9	1,427,676	0.84	6.3306	6.0769	358	2	5.6250	6.7463	158,631	66.82	73.14	744	16.95
20.01 - 25.00	20	3,965,735	2.33	6.5977	6.2361	358	2	5.8750	7.8563	198,287	79.03	86.33	721	22.55
25.01 - 30.00	26	5,049,655	2.97	6.2355	5.9557	359	1	5.7500	6.9963	194,217	77.36	88.44	716	28.39
30.01 - 35.00	37	7,281,342	4.28	6.3627	6.0369	357	2	5.6250	7.2463	196,793	78.17	89.96	720	32.81
35.01 - 40.00	53	10,938,138	6.43	6.3834	6.1085	357	2	5.7500	7.2463	206,380	78.02	89.87	699	37.87
40.01 - 45.00	55	10,157,848	5.97	6.4552	6.1777	358	2	5.8750	7.2463	184,688	81.07	92.35	706	42.82
45.01 - 50.00	28	4,988,697	2.93	6.3379	6.0842	358	2	5.0000	6.9963	178,168	77.06	93.39	699	47.60
50.01 - 55.00	4	640,124	0.38	6.3724	6.1187	358	2	6.0000	6.7463	160,031	84.16	91.94	702	51.87
No Documentation	**45**	**11,000,407**	**6.47**	**7.0793**	**6.7506**	**359**	**1**	**5.8750**	**8.4963**	**244,453**	**75.23**	**81.11**	**711**	**0.00**
0.00 - 10.00	45	11,000,407	6.47	7.0793	6.7506	359	1	5.8750	8.4963	244,453	75.23	81.11	711	0.00
No Income/No Asset	**33**	**6,504,685**	**3.82**	**6.4025**	**6.1488**	**359**	**1**	**5.5000**	**7.4963**	**197,112**	**68.51**	**73.16**	**712**	**0.00**
0.00 - 10.00	33	6,504,685	3.82	6.4025	6.1488	359	1	5.5000	7.4963	197,112	68.51	73.16	712	0.00
No Ratio	**108**	**29,982,277**	**17.62**	**6.7107**	**6.4569**	**359**	**1**	**5.7500**	**7.8713**	**277,614**	**72.87**	**82.28**	**696**	**0.00**
0.00 - 10.00	108	29,982,277	17.62	6.7107	6.4569	359	1	5.7500	7.8713	277,614	72.87	82.28	696	0.00
Stated Income	**296**	**70,203,904**	**41.26**	**6.7135**	**6.4561**	**359**	**1**	**5.6250**	**9.3713**	**237,175**	**75.42**	**87.41**	**697**	**35.14**
0.00 - 10.00	2	990,600	0.58	6.6250	6.3713	358	2	6.6250	6.3713	495,300	64.96	64.96	702	5.11
10.01 - 20.00	16	2,571,185	1.51	6.6720	6.4182	359	1	5.7500	7.1213	160,699	70.19	82.38	710	16.77

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {INTEREST ONLY LOANS}

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
20.01 - 25.00	22	4,271,475	2.51	6.8164	6.5626	358	2	5.8750	7.7463	194,158	75.22	83.90	696	22.43
25.01 - 30.00	39	10,488,863	6.16	6.5959	6.3421	359	1	5.8750	7.6213	268,945	75.26	88.83	700	27.69
30.01 - 35.00	58	13,869,230	8.15	6.6780	6.4170	359	1	5.7500	7.7463	239,125	74.02	85.27	691	32.86
35.01 - 40.00	64	15,927,551	9.36	6.5407	6.2870	359	1	5.6250	7.7463	248,868	76.77	89.45	703	37.50
40.01 - 45.00	54	13,297,808	7.82	6.9658	6.7121	359	1	6.0000	8.1213	246,256	76.94	88.60	685	42.37
45.01 - 50.00	40	8,704,353	5.12	6.8022	6.5307	359	1	5.7500	9.3713	217,609	75.85	89.17	704	47.33
50.01 - 55.00	1	82,840	0.05	8.0000	7.7463	360	0	8.0000	7.7463	82,840	80.00	100.00	753	51.29
Stated/Stated	**30**	**7,059,936**	**4.15**	**6.7413**	**6.4876**	**359**	**1**	**6.0000**	**7.8713**	**235,331**	**71.41**	**79.23**	**680**	**34.57**
0.00 - 10.00	2	841,450	0.49	6.7402	6.4864	358	2	6.6250	6.7463	420,725	69.45	69.45	713	3.09
20.01 - 25.00	1	96,000	0.06	8.0000	7.7463	359	1	8.0000	7.7463	96,000	80.00	80.00	780	23.48
25.01 - 30.00	6	786,070	0.46	6.5687	6.3149	358	2	6.2500	7.6213	131,012	81.62	89.64	706	27.82
30.01 - 35.00	5	697,571	0.41	6.9104	6.6566	359	1	6.3750	7.6213	139,514	79.87	95.57	679	31.62
35.01 - 40.00	7	1,510,345	0.89	7.0608	6.8071	359	1	6.0000	7.8713	215,764	71.97	81.60	698	36.74
40.01 - 45.00	7	1,468,800	0.86	6.5887	6.3350	359	1	6.1250	7.1213	209,829	76.10	89.86	669	43.61
45.01 - 50.00	2	1,659,700	0.98	6.5241	6.2703	359	1	6.5000	6.4963	829,850	58.85	60.77	637	45.63
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**9.3713**	**227,455**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Cash Out Refinance	155	43,990,057	25.86	6.5156	6.2502	358	2	6	10	283,807	68	71	690	34.24
Purchase	536	113,508,338	66.72	6.7154	6.4430	359	1	6	10	211,769	79	92	706	35.55
Rate/Term Refinance	57	12,637,718	7.43	6.3877	6.1340	358	2	5	8	221,714	72	78	695	36.72
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5**	**10**	**227,455**	**75**	**86**	**701**	**35.34**

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
2-4 Family	65	17,593,640	10.34	6.7749	6.5137	358	2	5.8750	8.0000	270,671	73.76	82.21	721	32.76
Condominium	61	12,173,459	7.16	6.5707	6.3042	358	2	5.7500	8.3750	199,565	75.97	85.93	709	36.47
Hi-Rise Condo	6	869,310	0.51	6.9479	6.6942	359	1	5.8750	8.0000	144,885	70.93	78.01	658	31.28
PUD	186	44,153,063	25.95	6.6593	6.3896	359	1	5.6250	8.7500	237,382	75.99	88.39	697	36.04
Single Family	426	94,876,191	55.76	6.6105	6.3394	358	1	5.0000	10.2500	222,714	75.15	85.24	698	35.35
Townhouse	4	470,450	0.28	6.7496	6.4959	359	1	6.2500	7.7500	117,613	72.69	86.64	710	40.07
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Investor	230	43,140,825	25.36	6.9948	6.7145	358	2	5.0000	9.6250	187,569	76.14	86.00	716	32.68
Owner Occupied	483	119,755,895	70.39	6.5155	6.2506	359	1	5.5000	10.2500	247,942	74.89	85.77	694	36.56
Second Home	35	7,239,394	4.26	6.5726	6.2974	359	1	5.6250	7.7500	206,840	76.16	84.05	724	32.11
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**75.26**	**85.76**	**701**	**35.34**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Mortgage Ins. Company

MI	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
GE Capital MI	2	471,750	0.28	6.0000	5.7463	358	2	6.0000	6.0000	235,875	87.92	87.92	775	41.86
Mortgage Guaranty In	3	351,489	0.21	6.4290	6.1753	336	1	6.1250	7.5000	117,163	94.04	94.04	779	40.71
No MI	697	161,931,667	95.18	6.6089	6.3551	359	1	5.0000	8.7500	232,327	74.36	85.37	700	35.23
PMI	20	3,051,736	1.79	7.3682	6.7401	357	3	6.5000	9.2500	152,587	97.66	97.66	720	36.73
Radian Guaranty	21	3,468,971	2.04	7.2925	6.6082	358	2	6.0000	10.2500	165,189	90.64	90.93	691	36.22
Republic MIC	1	157,500	0.09	8.1250	7.8713	358	2	8.1250	8.1250	157,500	90.00	90.00	671	0.00
United Guaranty	4	703,000	0.41	7.4948	7.2410	358	2	6.2500	8.0000	175,750	88.87	91.42	735	39.29
TOTAL	748	170,136,113	100.00	6.6394	6.3702	358	1	5.0000	10.2500	227,455	75.26	85.76	701	35.34

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
AL	4	463,760	0.27	6.4237	6.1700	358	2	5.7500	7.0000	115,940	74.03	87.29	761	36.22
AZ	86	17,259,057	10.14	6.7183	6.4645	358	1	5.0000	8.1250	200,687	75.76	86.68	700	34.27
CA	112	34,791,422	20.45	6.4297	6.1759	359	1	5.6250	8.0000	310,638	70.50	78.22	703	36.02
CO	40	7,625,762	4.48	6.5904	6.3156	359	1	5.7500	8.1250	190,644	79.48	95.22	715	35.93
CT	6	1,489,224	0.88	6.2603	5.9396	358	2	5.7500	7.2500	248,204	73.44	87.85	726	37.17
DC	8	3,898,375	2.29	6.5141	6.2604	358	2	6.3750	6.6250	487,297	72.73	76.69	726	13.74
DE	1	300,000	0.18	6.5000	6.2463	358	2	6.5000	6.5000	300,000	44.44	44.44	768	0.00
FL	75	13,081,465	7.69	6.9445	6.5881	358	2	5.8750	10.2500	174,420	78.61	90.28	705	34.98
GA	72	11,648,845	6.85	6.6842	6.4140	359	1	5.8750	9.6250	161,790	79.01	93.16	699	36.57
HI	2	1,245,000	0.73	6.0316	5.7779	359	1	5.8750	6.2500	622,500	69.35	75.61	725	38.36
ID	2	135,000	0.08	7.1842	6.9304	359	1	7.1250	7.2500	67,500	79.51	97.02	703	32.12
IL	17	4,097,072	2.41	6.7680	6.5142	359	1	6.0000	7.6250	241,004	79.00	91.48	688	32.82
IN	12	1,684,232	0.99	6.8417	6.5069	359	1	5.7500	8.0000	140,353	81.52	99.43	670	34.91
KS	2	269,500	0.16	6.5044	6.2507	358	2	6.3750	6.6250	134,750	77.24	84.99	741	37.80
KY	2	157,818	0.09	6.6410	6.3872	308	0	6.0000	7.5000	78,909	84.27	90.00	719	37.40
LA	3	396,536	0.23	6.9230	6.6693	358	2	6.8750	7.0000	132,179	86.70	90.90	698	36.92
MA	3	2,578,000	1.52	6.2832	6.0294	358	2	6.2500	6.6250	859,333	44.99	46.72	726	41.96
MD	29	7,594,464	4.46	6.6445	6.3908	359	1	5.7500	8.1250	261,878	76.89	83.32	691	36.03
ME	2	367,200	0.22	7.0161	6.7623	359	1	6.8750	7.1250	183,600	80.00	91.29	644	35.80
MI	12	1,593,257	0.94	6.4203	6.1666	359	1	5.7500	7.2500	132,771	79.90	86.18	689	36.09
MN	20	4,657,974	2.74	6.5934	6.3396	358	2	5.7500	7.6250	232,899	78.89	94.19	714	38.91
MO	2	196,140	0.12	7.2656	6.5742	356	4	7.0000	7.6250	98,070	88.50	100.00	701	43.06
MS	2	191,500	0.11	6.8078	6.5540	359	1	6.6250	7.1250	95,750	77.16	94.97	714	21.89
MT	6	1,111,969	0.65	6.7498	6.4961	359	1	6.3750	7.3750	185,328	78.33	91.55	717	33.60
NC	18	2,916,835	1.71	6.6239	6.3221	359	1	5.5000	8.5000	162,046	76.10	88.25	679	37.29
NH	3	896,250	0.53	6.2542	6.0005	359	1	5.6250	6.7500	298,750	69.45	69.45	678	22.04
NJ	23	7,381,050	4.34	6.8791	6.6253	359	1	6.0000	8.3750	320,915	74.61	80.67	694	39.57
NM	3	574,934	0.34	6.3384	6.0846	358	2	6.1250	6.7500	191,645	77.74	84.52	719	33.56
NV	17	5,614,140	3.30	6.5841	6.3303	358	2	5.8750	7.3750	330,244	72.87	83.23	686	40.42
NY	8	2,831,836	1.66	7.1112	6.8575	359	1	6.3750	8.1250	353,980	81.01	93.15	673	37.64
OH	4	463,700	0.27	6.8126	6.5588	358	2	6.2500	7.3750	115,925	84.53	98.77	701	36.66
OR	14	2,351,001	1.38	6.3624	6.0465	359	1	5.8750	6.8750	167,929	76.30	85.76	696	33.93
PA	10	1,767,515	1.04	6.4606	6.2068	359	1	6.1250	8.0000	176,751	73.66	78.47	745	33.86
SC	5	865,313	0.51	6.4538	6.0839	358	2	5.8750	6.8750	173,063	78.63	84.84	717	33.63
TN	6	981,890	0.58	6.1792	5.8232	358	2	5.6250	7.6250	163,648	84.10	95.43	695	33.75

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {INTEREST ONLY LOANS}

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
TX	32	4,632,609	2.72	6.7235	6.4697	359	1	5.6250	8.0000	144,769	79.93	97.73	702	35.34
UT	11	1,878,483	1.10	6.8046	6.5509	359	1	5.8750	8.1250	170,771	76.17	89.37	706	30.71
VA	45	13,119,449	7.71	6.7609	6.5071	359	1	5.7500	8.7500	291,543	75.98	88.20	692	37.23
WA	27	6,748,238	3.97	6.7233	6.4501	359	1	5.8750	8.1250	249,935	78.64	91.65	688	31.97
WI	2	279,300	0.16	7.2500	6.9963	359	1	7.2500	7.2500	139,650	72.95	100.00	704	41.56
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0 - 0	1	457,000	0.27	8.7500	8.4963	359	1	8.7500	8.7500	457,000	79.99	95.00	0	0.00
550 - 599	5	1,443,000	0.85	7.0513	6.7975	359	1	6.1250	7.8750	288,600	73.19	73.19	594	36.08
600 - 624	27	6,699,102	3.94	7.0863	6.8326	359	1	5.7500	8.3750	248,115	75.77	82.09	618	37.61
625 - 649	99	23,790,671	13.98	6.8303	6.5503	359	1	5.6250	10.2500	240,310	75.70	86.77	637	38.44
650 - 674	97	20,861,713	12.26	6.8004	6.5221	359	1	5.8750	8.6250	215,069	75.70	88.31	662	35.16
675 - 699	139	32,526,892	19.12	6.7232	6.4694	358	2	5.6250	8.1250	234,006	77.14	88.95	688	34.37
700 - 724	131	28,653,456	16.84	6.4776	6.2147	358	1	5.0000	8.3750	218,729	72.74	82.82	711	34.03
725 - 749	111	26,194,084	15.40	6.5332	6.2598	359	1	5.7500	9.2500	235,983	75.23	85.69	736	35.49
750 - 774	66	14,845,748	8.73	6.3639	6.0837	358	2	5.7500	8.0000	224,936	77.19	88.20	761	36.02
775 - 799	59	12,276,670	7.22	6.3684	6.0880	358	1	5.5000	8.3750	208,079	72.89	79.29	787	31.73
800 +	13	2,387,778	1.40	6.4980	6.2443	358	2	5.8750	7.7500	183,675	71.00	80.16	806	32.89
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	**430**	**103,853,718**	**61.04**	**6.5418**	**6.2848**	**359**	**1**	**5.5000**	**9.6250**	**241,520**	**74.32**	**84.70**	**701**	**35.04**
NO PP	430	103,853,718	61.04	6.5418	6.2848	359	1	5.5000	9.6250	241,520	74.32	84.70	701	35.04
Yes	**318**	**66,282,395**	**38.96**	**6.7925**	**6.5039**	**358**	**2**	**5.0000**	**10.2500**	**208,435**	**76.74**	**87.42**	**700**	**35.74**
1Y PP	43	10,333,261	6.07	6.7849	6.4816	358	2	5.6250	8.6250	240,308	74.78	79.85	715	38.23
2Y PP	13	2,408,301	1.42	6.8877	6.5043	358	2	5.0000	10.2500	185,254	76.27	87.30	694	44.10
3Y PP	227	46,536,823	27.35	6.8257	6.5434	358	2	5.7500	8.3750	205,008	77.44	89.19	694	34.77
5Y PP	19	4,416,422	2.60	6.3257	6.0369	359	1	5.7500	7.7500	232,443	72.42	82.65	724	37.25
6M PP	3	339,105	0.20	7.0550	6.8012	358	2	6.5000	8.0000	113,035	77.94	100.00	695	27.99
7M PP	1	316,400	0.19	6.2500	5.9963	358	2	6.2500	6.2500	316,400	80.00	90.00	736	36.90
8M PP	12	1,932,084	1.14	7.0243	6.7705	359	1	6.6250	7.8750	161,007	80.00	93.57	696	28.53
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by Lien Status

LIEN	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
First Lien	748	170,136,113	100.00	6.6394	6.3702	358	1	5.0000	10.2500	227,455	75.26	85.76	701	35.34
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**75.26**	**85.76**	**701**	**35.34**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {INTEREST ONLY LOANS}

Collateral Grouped by Loan-to-Value & Mtg Ins.

TYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	MAX LTV	WA FICO	WA DTI
LTV GT 80 w MI	51	8,204,446	4.82	7.2427	6.6676	357	2	6.0000	10.2500	160,871	93.07	93.42	100.00	714	37.51
LTV GT 80 w/out MI	1	222,631	0.13	6.5000	6.2463	356	4	6.5000	6.5000	222,631	92.76	92.76	92.76	688	0.00
LTV LE 80	696	161,709,036	95.05	6.6090	6.3553	359	1	5.0000	8.7500	232,341	74.33	85.36	80.00	700	35.23
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**75.26**	**85.76**	**100.00**	**701**	**35.34**

Collateral Grouped by Balloon Flag

BALLOON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	748	170,136,113	100.00	6.6394	6.3702	358	1	5.0000	10.2500	227,455	75.26	85.76	701	35.34
TOTAL	**748**	**170,136,113**	**100.00**	**6.6394**	**6.3702**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**75.26**	**85.76**	**701**	**35.34**

Collateral Grouped by IO

IO / IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg REMAINING TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg O LTV	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO
Y	**748**	**170,136,113.46**	**100.00**	**6.6394**	**0.2692**	**6.3702**	**358**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**75.26**	**85.76**	**701**	**35.34**
120.00	636	147,092,618.02	86.46	6.6159	0.2608	6.3550	358	358	1	5.5000	9.2500	231,278	75.32	85.74	701	34.57
60.000	112	23,043,495.44	13.54	6.7898	0.3229	6.4669	358	358	2	5.0000	10.2500	205,745	74.84	85.87	700	39.25
TOTAL	**748**	**170,136,113.46**	**100.00**	**6.6394**	**0.2692**	**6.3702**	**358**	**358**	**1**	**5.0000**	**10.2500**	**227,455**	**75.26**	**85.76**	**701**	**35.34**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {INVESTOR PROPS}

Collateral Grouped by Loan Type

DP	Count	Balance	Percent	GWAC	WA Strip	NWAC	Stated WAM	Calc WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30Y	296	50,248,868.58	53.81	7.0436	0.2690	6.7746	357	357	3	5.6250	10.1250	169,760	74.84	80.70	705	35.05
30Y IO	230	43,140,824.95	46.19	6.9948	0.2802	6.7145	358	358	2	5.0000	9.6250	187,569	76.14	86.00	716	32.68
TOTAL	**526**	**93,389,693.53**	**100.00**	**7.0210**	**0.2742**	**6.7469**	**357**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by Original Term

STATED ORIGINAL TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
181 - 360	526	93,389,694	100.00	7.0210	6.7469	357	2	5.0000	10.1250	177,547	238	360	75.44	83.15	710	33.88
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**238**	**360**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by Original Balance

ORIGINAL BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	85	4,993,862	5.35	7.4882	7.2081	357	2	6.2750	9.2500	58,751	81.38	94.16	715	34.09
75,001 - 359,650	389	60,653,159	64.95	7.0544	6.7714	357	2	5.0000	10.1250	155,921	77.44	86.74	712	35.23
359,651 - 400,000	7	2,713,078	2.91	7.1101	6.8564	359	1	6.2500	7.8750	387,583	70.02	82.26	697	30.65
400,001 - 650,000	39	19,929,096	21.34	6.8598	6.6061	357	3	5.8750	8.3750	511,002	70.60	73.54	705	28.41
650,001 - 1,000,000	4	2,927,237	3.13	6.4607	6.2069	358	2	5.8750	6.7500	731,809	63.99	63.99	719	44.90
1,000,001 +	2	2,173,261	2.33	7.1380	6.8842	359	1	6.7500	7.5000	1,086,631	72.59	72.59	715	21.40
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	85	4,993,862	5.35	7.4882	7.2081	357	2	6.2750	9.2500	58,751	81.38	94.16	715	34.09
75,001 - 359,650	389	60,653,159	64.95	7.0544	6.7714	357	2	5.0000	10.1250	155,921	77.44	86.74	712	35.23
359,651 - 400,000	7	2,713,078	2.91	7.1101	6.8564	359	1	6.2500	7.8750	387,583	70.02	82.26	697	30.65
400,001 - 650,000	39	19,929,096	21.34	6.8598	6.6061	357	3	5.8750	8.3750	511,002	70.60	73.54	705	28.41
650,001 - 1,000,000	4	2,927,237	3.13	6.4607	6.2069	358	2	5.8750	6.7500	731,809	63.99	63.99	719	44.90
1,000,001 +	2	2,173,261	2.33	7.1380	6.8842	359	1	6.7500	7.5000	1,086,631	72.59	72.59	715	21.40
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
20_Yr	**3**	**339,154**	**0.36**	**6.5563**	**6.3025**	**239**	**1**	**6.1250**	**7.5000**	**113,051**	**49.32**	**49.32**	**730**	**33.81**
6.000 - 6.249	1	164,648	0.18	6.1250	5.8713	239	1	6.1250	6.1250	164,648	49.85	49.85	682	0.00
6.500 - 6.749	1	107,067	0.11	6.6250	6.3713	238	2	6.6250	6.6250	107,067	22.87	22.87	777	0.00
7.500 - 7.749	1	67,439	0.07	7.5000	7.2463	239	1	7.5000	7.5000	67,439	90.00	90.00	775	33.81
30_Yr	**523**	**93,050,539**	**99.64**	**7.0227**	**6.7485**	**358**	**2**	**5.0000**	**10.1250**	**177,917**	**75.54**	**83.27**	**710**	**33.89**
5.000 - 5.249	1	150,500	0.16	5.0000	4.7463	352	8	5.0000	5.0000	150,500	70.00	95.00	702	45.64
5.500 - 5.749	1	109,646	0.12	5.6250	5.3713	357	3	5.6250	5.6250	109,646	66.30	66.30	707	40.46
5.750 - 5.999	13	5,497,094	5.89	5.8750	5.6213	358	2	5.8750	5.8750	422,853	61.20	61.20	721	30.01
6.000 - 6.249	20	6,145,014	6.58	6.0605	5.8068	358	2	6.0000	6.1250	307,251	63.59	67.70	736	29.39
6.250 - 6.499	35	6,380,058	6.83	6.3269	6.0731	358	2	6.2500	6.3750	182,287	71.55	79.13	713	36.56
6.500 - 6.749	65	12,150,595	13.01	6.5639	6.3102	358	2	6.5000	6.6250	186,932	71.43	75.03	717	28.88
6.750 - 6.999	89	15,766,720	16.88	6.8098	6.5560	358	2	6.7500	6.9900	177,154	76.19	84.97	718	33.42

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

AC5 GROUP I {INVESTOR PROPS}

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
7.000 - 7.249	68	9,216,670	9.87	7.0709	6.8172	359	1	7.0000	7.1250	135,539	79.47	91.25	714	35.85
7.250 - 7.499	75	11,592,823	12.41	7.3023	7.0384	358	2	7.2500	7.3750	154,571	79.66	90.74	710	35.08
7.500 - 7.749	62	11,413,792	12.22	7.5494	7.2678	357	3	7.5000	7.6250	184,093	80.13	89.91	690	35.52
7.750 - 7.999	31	4,571,699	4.90	7.8030	7.5141	359	2	7.7500	7.8750	147,474	79.18	90.89	687	35.62
8.000 - 8.249	34	6,467,272	6.93	8.0431	7.7084	358	2	8.0000	8.1250	190,214	79.93	85.70	701	39.08
8.250 - 8.499	9	1,191,929	1.28	8.3750	7.8493	358	2	8.3750	8.3750	132,437	84.55	90.18	716	34.27
8.500 - 8.749	8	831,129	0.89	8.5373	8.0270	358	2	8.5000	8.6250	103,891	85.53	98.86	709	41.01
8.750 - 8.999	4	491,869	0.53	8.8042	8.5504	359	2	8.7500	8.8750	122,967	85.95	91.35	653	31.20
9.000 - 9.249	4	561,069	0.60	9.0000	8.7463	353	7	9.0000	9.0000	140,267	84.82	84.82	646	0.00
9.250 - 9.499	2	224,911	0.24	9.2500	7.8841	356	4	9.2500	9.2500	112,455	100.00	100.00	749	23.50
9.500 - 9.749	1	123,250	0.13	9.6250	9.3713	359	1	9.6250	9.6250	123,250	85.00	85.00	633	49.70
10.000 - 10.249	1	164,500	0.18	10.1250	9.8713	358	2	10.1250	10.1250	164,500	85.00	85.00	627	49.80
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by Current Net Coupon

CURRENT NET COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
4.500 - 4.749	1	150,500	0.16	5.0000	4.7463	352	8	5.0000	5.0000	150,500	352	352	70.00	95.00	702	45.64
5.250 - 5.499	1	109,646	0.12	5.6250	5.3713	357	3	5.6250	5.6250	109,646	357	357	66.30	66.30	707	40.46
5.500 - 5.749	23	8,666,014	9.28	5.9207	5.6670	358	2	5.8750	6.0000	376,783	345	360	62.23	63.40	725	27.13
5.750 - 5.999	25	5,654,064	6.05	6.2007	5.9262	355	2	6.1250	7.2500	226,163	239	360	66.34	72.17	722	34.01
6.000 - 6.249	56	9,917,356	10.62	6.4491	6.1954	358	2	6.2750	6.5000	177,096	334	360	71.38	76.93	718	35.35
6.250 - 6.499	79	15,410,505	16.50	6.7259	6.4411	357	2	6.6250	7.8750	195,070	238	360	74.34	80.16	720	30.80
6.500 - 6.749	82	11,671,572	12.50	6.9809	6.6713	358	2	6.8750	8.3750	142,336	355	360	79.63	89.34	716	34.01
6.750 - 6.999	83	11,862,985	12.70	7.1949	6.9411	359	2	7.1250	7.2500	142,928	354	360	79.02	90.46	714	37.27
7.000 - 7.249	68	12,190,407	13.05	7.4789	7.1916	357	2	7.3750	8.5000	179,271	239	360	80.03	89.79	700	33.70
7.250 - 7.499	40	6,835,179	7.32	7.6732	7.4194	356	4	7.6250	7.7500	170,879	331	360	79.40	90.91	681	35.63
7.500 - 7.749	31	5,676,260	6.08	7.9602	7.7065	358	2	7.8750	8.0000	183,105	342	360	77.98	85.42	699	37.30
7.750 - 7.999	14	2,336,108	2.50	8.2333	7.8725	358	2	8.1250	9.2500	166,865	355	360	81.90	89.72	694	38.48
8.000 - 8.249	10	1,320,497	1.41	8.4129	8.1591	358	1	8.3750	8.5000	132,050	353	359	79.99	91.13	707	40.94
8.250 - 8.499	6	526,522	0.56	8.6911	8.4374	359	1	8.6250	8.7500	87,754	358	359	83.31	94.18	678	36.92
8.500 - 8.749	5	774,329	0.83	8.9656	8.7118	354	6	8.8750	9.0000	154,866	349	359	86.24	86.24	640	0.00
9.250 - 9.499	1	123,250	0.13	9.6250	9.3713	359	1	9.6250	9.6250	123,250	359	359	85.00	85.00	633	49.70
9.750 - 9.999	1	164,500	0.18	10.1250	9.8713	358	2	10.1250	10.1250	164,500	358	358	85.00	85.00	627	49.80
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**238**	**360**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by Remaining Term

REMAINING TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
180 - 359	476	86,791,985	92.94	7.0247	6.7490	357	2	5.0000	10.1250	182,336	238	359	75.54	83.09	710	33.70
360 +	50	6,597,709	7.06	6.9727	6.7189	360	0	6.0000	8.1250	131,954	360	360	74.12	83.83	708	36.27
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**238**	**360**	**75.44**	**83.15**	**710**	**33.88**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {INVESTOR PROPS}

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	3	281,679	0.30	6.5251	6.2714	312	2	6.2500	6.6250	93,893	238	360	21.80	21.80	708	38.80
30.01 - 40.00	2	419,589	0.45	6.0938	5.8400	359	1	6.0000	6.3750	209,795	359	360	37.17	37.17	741	39.94
40.01 - 50.00	5	1,018,347	1.09	6.3297	6.0759	339	2	6.1250	7.2500	203,669	239	359	45.45	50.78	741	34.48
50.01 - 60.00	21	6,940,790	7.43	6.2724	6.0186	358	2	5.8750	7.7500	330,514	357	360	57.40	58.93	711	28.84
60.01 - 70.00	83	19,214,114	20.57	6.5251	6.2713	358	2	5.0000	8.0000	231,495	345	360	66.73	71.72	722	30.39
70.01 - 79.99	87	16,320,892	17.48	7.1719	6.9182	359	1	6.0000	8.5000	187,596	353	360	76.65	85.61	701	36.02
80.00 - 80.00	259	40,961,313	43.86	7.2134	6.9596	358	2	6.0000	9.0000	158,152	338	360	80.00	91.22	709	34.48
80.01 - 90.00	30	4,210,639	4.51	7.7975	7.5438	352	6	6.5000	10.1250	140,355	239	360	88.31	88.74	679	41.14
90.01 - 95.00	9	900,967	0.96	7.3119	7.0582	358	2	6.6250	9.0000	100,107	356	360	94.37	94.37	703	37.31
95.01 - 100.00	27	3,121,363	3.34	7.6894	6.8247	356	4	6.5000	9.2500	115,606	355	358	100.00	100.00	739	33.16
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**238**	**360**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by Combined Loan-to-Value

O LTV	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	3	281,679	0.30	6.5251	6.2714	312	2	6.2500	6.6250	93,893	238	360	21.80	21.80	708	38.80
30.01 - 40.00	2	419,589	0.45	6.0938	5.8400	359	1	6.0000	6.3750	209,795	359	360	37.17	37.17	741	39.94
40.01 - 50.00	4	868,347	0.93	6.3650	6.1113	335	2	6.1250	7.2500	217,087	239	358	45.08	45.08	753	0.00
50.01 - 60.00	20	6,543,377	7.01	6.2585	6.0048	358	2	5.8750	7.7500	327,169	357	360	57.66	57.66	710	29.30
60.01 - 70.00	51	15,456,119	16.55	6.4902	6.2364	358	2	5.6250	8.0000	303,061	345	360	66.17	66.17	723	28.56
70.01 - 79.99	34	8,481,055	9.08	7.0800	6.8263	358	2	6.0000	8.3750	249,443	353	360	74.57	75.82	697	36.39
80.00 - 80.00	67	12,974,501	13.89	7.1618	6.9080	357	3	6.2500	9.0000	193,649	338	360	80.00	80.00	702	34.29
80.01 - 90.00	76	13,869,186	14.85	7.2922	7.0385	356	3	6.0000	10.1250	182,489	239	360	80.73	89.21	689	36.64
90.01 - 95.00	86	11,972,260	12.82	7.1321	6.8784	358	2	5.0000	9.0000	139,212	352	360	79.25	94.84	721	36.30
95.01 - 100.00	183	22,523,582	24.12	7.3262	6.9878	358	2	6.2500	9.2500	123,080	343	360	81.94	99.91	717	33.98
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**238**	**360**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Full/Alternative	**169**	**22,223,283**	**23.80**	**7.0538**	**6.7142**	**356**	**3**	**5.0000**	**8.3713**	**131,499**	**81.34**	**90.86**	**707**	**34.86**
0.00 - 10.00	5	1,145,171	1.23	6.4365	6.1827	356	4	6.0000	7.8713	229,034	70.75	74.42	653	6.38
10.01 - 20.00	12	1,457,109	1.56	6.6892	6.3149	354	6	5.8750	7.9663	121,426	78.49	86.16	692	14.88
20.01 - 25.00	14	1,549,062	1.66	7.4587	6.8632	358	2	6.3750	7.8563	110,647	87.39	93.04	732	22.71
25.01 - 30.00	13	1,595,313	1.71	7.1293	6.7932	358	2	6.1250	8.1213	122,716	80.06	92.36	715	28.31
30.01 - 35.00	29	3,461,361	3.71	7.1846	6.8278	356	2	6.0000	8.1213	119,357	81.53	92.46	720	32.42
35.01 - 40.00	31	4,208,632	4.51	6.9295	6.6346	358	2	6.0000	8.2463	135,762	80.20	92.80	715	37.91
40.01 - 45.00	39	5,390,206	5.77	7.1999	6.8458	355	5	5.6250	8.3713	138,210	85.22	91.58	707	42.60
45.01 - 50.00	23	2,944,534	3.15	7.0795	6.8257	358	2	5.0000	8.2463	128,023	78.98	93.50	692	47.49
50.01 - 55.00	3	471,894	0.51	6.4127	6.1590	354	5	6.3750	6.2463	157,298	79.53	79.53	687	51.15
No Documentation	**32**	**9,182,297**	**9.83**	**6.9995**	**6.7458**	**357**	**1**	**5.8750**	**8.7463**	**286,947**	**68.45**	**70.45**	**722**	**0.00**
0.00 - 10.00	32	9,182,297	9.83	6.9995	6.7458	357	1	5.8750	8.7463	286,947	68.45	70.45	722	0.00
No Income/No Asset	**8**	**1,248,018**	**1.34**	**7.1325**	**6.8788**	**356**	**4**	**6.5000**	**8.1213**	**156,002**	**69.44**	**74.74**	**726**	**0.00**
0.00 - 10.00	8	1,248,018	1.34	7.1325	6.8788	356	4	6.5000	8.1213	156,002	69.44	74.74	726	0.00
No Ratio	**74**	**15,667,590**	**16.78**	**7.1303**	**6.8766**	**356**	**3**	**5.8750**	**8.7463**	**211,724**	**74.09**	**81.59**	**704**	**0.00**
0.00 - 10.00	74	15,667,590	16.78	7.1303	6.8766	356	3	5.8750	8.7463	211,724	74.09	81.59	704	0.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {INVESTOR PROPS}

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Stated Income	**215**	**40,144,553**	**42.99**	**6.9661**	**6.7123**	**359**	**1**	**5.8750**	**9.8713**	**186,719**	**74.75**	**83.03**	**713**	**34.12**
0.00 - 10.00	3	1,078,451	1.15	6.6759	6.4222	358	2	6.6250	6.9963	359,484	66.18	67.81	704	5.45
10.01 - 20.00	16	2,136,087	2.29	7.0639	6.8101	359	1	6.3750	7.3713	133,505	78.12	91.19	724	15.14
20.01 - 25.00	24	5,832,726	6.25	6.7216	6.4679	358	2	5.8750	7.8713	243,030	72.31	78.07	715	22.09
25.01 - 30.00	21	3,296,938	3.53	6.9491	6.6953	359	1	6.0000	8.4963	156,997	76.38	90.52	728	27.16
30.01 - 35.00	40	7,614,245	8.15	6.9613	6.7075	358	2	6.0000	8.4963	190,356	75.41	85.38	719	32.82
35.01 - 40.00	36	6,655,581	7.13	6.8742	6.6205	359	1	5.8750	7.7463	184,877	74.47	80.62	720	37.34
40.01 - 45.00	38	7,042,289	7.54	7.0756	6.8218	358	2	6.0000	7.8713	185,323	76.53	87.70	700	42.89
45.01 - 50.00	31	5,458,072	5.84	7.2020	6.9482	359	1	5.8750	9.8713	176,067	73.65	78.30	706	47.52
50.01 - 55.00	6	1,030,166	1.10	7.1369	6.8831	359	1	6.5000	7.7463	171,694	75.98	77.59	688	51.85
Stated/Stated	**28**	**4,923,952**	**5.27**	**6.9850**	**6.7312**	**359**	**1**	**5.8750**	**8.4963**	**175,855**	**73.32**	**79.98**	**699**	**27.54**
0.00 - 10.00	3	897,409	0.96	6.7953	6.5416	358	2	6.6250	7.3713	299,136	70.11	70.11	708	3.51
10.01 - 20.00	1	399,620	0.43	6.2500	5.9963	359	1	6.2500	5.9963	399,620	59.26	59.26	682	19.69
20.01 - 25.00	2	343,324	0.37	6.9194	6.6657	358	2	6.5000	7.7463	171,662	80.00	80.00	694	22.90
25.01 - 30.00	5	763,152	0.82	6.3411	6.0874	359	1	5.8750	7.6213	152,630	63.65	69.86	736	28.15
30.01 - 35.00	5	771,690	0.83	7.2254	6.9717	359	1	6.7500	8.4963	154,338	77.90	91.91	693	31.09
35.01 - 40.00	6	938,994	1.01	7.8120	7.5583	359	1	7.3750	7.8713	156,499	79.48	94.70	705	37.28
40.01 - 45.00	4	651,494	0.70	6.7209	6.4671	359	1	6.2500	6.9963	162,874	76.81	81.36	665	43.05
50.01 - 55.00	2	158,269	0.17	8.1713	7.9176	359	1	7.5000	8.3713	79,135	85.97	85.97	661	51.83
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**9.8713**	**177,547**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Cash Out Refinance	114	25,527,686	27.33	6.7045	6.4507	356	2	6	10	223,927	67	68	707	31.88
Purchase	393	63,875,643	68.40	7.1636	6.8800	358	2	6	10	162,533	79	89	712	34.40
Rate/Term Refinance	19	3,986,364	4.27	6.7640	6.5102	358	2	5	8	209,809	75	79	698	36.13
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5**	**10**	**177,547**	**75**	**83**	**710**	**33.88**

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
2-4 Family	148	33,140,877	35.49	7.0300	6.7684	357	2	5.8750	9.0000	223,925	73.60	79.77	713	33.44
Condominium	35	6,421,177	6.88	6.9836	6.7058	358	2	5.8750	8.3750	183,462	74.20	77.96	727	38.53
Hi-Rise Condo	5	1,751,394	1.88	7.1966	6.9429	358	2	6.0000	8.0000	350,279	74.36	80.46	692	37.88
PUD	84	13,646,250	14.61	7.0481	6.7736	357	2	6.1250	10.1250	162,455	78.07	90.07	712	33.51
Single Family	249	37,835,226	40.51	7.0050	6.7192	358	2	5.0000	9.6250	151,949	76.36	84.59	706	33.54
Townhouse	5	594,769	0.64	6.8079	6.5542	359	1	6.2500	7.3750	118,954	75.56	84.61	681	41.66
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Investor	526	93,389,694	100.00	7.0210	6.7469	357	2	5.0000	10.1250	177,547	75.44	83.15	710	33.88
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**75.44**	**83.15**	**710**	**33.88**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {INVESTOR PROPS}

Collateral Grouped by Mortgage Ins. Company

MI	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
GE Capital MI	9	1,039,558	1.11	8.0732	7.8195	359	1	6.7500	9.0000	115,506	91.48	91.48	672	39.80
Mortgage Guaranty In	4	384,987	0.41	7.1437	6.8900	333	6	6.5000	7.5000	96,247	90.00	90.00	684	39.78
No MI	461	85,285,535	91.32	6.9559	6.7021	358	2	5.0000	9.0000	185,001	73.73	82.14	711	33.52
PMI	38	4,365,816	4.67	7.5619	6.8713	356	4	6.5000	9.2500	114,890	97.64	97.64	726	34.61
Radian Guaranty	7	1,005,598	1.08	8.1917	7.9380	358	2	6.8750	10.1250	143,657	86.34	86.34	688	44.68
Republic MIC	2	167,806	0.18	7.0710	6.8172	359	1	6.8750	7.5000	83,903	90.00	90.00	721	26.34
Triad Guaranty	1	468,962	0.50	7.6250	7.3713	331	29	7.6250	7.6250	468,962	84.96	84.96	601	40.67
United Guaranty	4	671,431	0.72	7.8921	7.6384	358	2	7.1250	8.1250	167,858	88.81	91.49	730	42.65
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
AK	1	468,962	0.50	7.6250	7.3713	331	29	7.6250	7.6250	468,962	84.96	84.96	601	40.67
AL	8	695,267	0.74	7.0887	6.8349	358	2	6.5000	8.1250	86,908	80.04	96.38	727	39.34
AZ	44	8,014,264	8.58	7.0016	6.7478	359	1	5.0000	8.0000	182,142	77.21	86.99	715	33.07
CA	49	15,377,699	16.47	6.6106	6.3568	358	2	5.8750	8.0000	313,831	67.72	71.22	725	34.02
CO	17	3,026,300	3.24	7.0835	6.7766	358	2	6.0000	8.1250	178,018	79.19	96.64	715	33.13
CT	5	1,307,370	1.40	7.1686	6.9149	358	2	6.7500	8.5000	261,474	68.78	78.93	684	35.76
DC	6	2,372,986	2.54	6.7704	6.5166	358	2	6.5000	7.7500	395,498	63.07	63.07	697	10.72
DE	6	437,906	0.47	7.5624	7.3087	359	1	6.6250	8.7500	72,984	82.64	95.34	691	36.48
FL	69	11,674,031	12.50	7.0836	6.7936	358	2	5.6250	8.5000	169,189	77.94	84.95	708	34.89
GA	37	4,851,783	5.20	7.2324	6.9392	357	3	5.8750	10.1250	131,129	80.01	93.66	695	30.99
HI	1	725,000	0.78	5.8750	5.6213	359	1	5.8750	5.8750	725,000	61.71	61.71	748	46.96
IA	2	209,337	0.22	7.5971	7.3434	359	2	6.6250	8.0000	104,669	77.12	89.40	753	33.49
ID	2	162,461	0.17	6.7950	6.5412	359	1	6.5000	7.2500	81,230	79.38	94.99	743	30.25
IL	15	3,598,500	3.85	6.5481	6.2944	359	1	5.8750	7.6250	239,900	68.47	74.53	724	27.91
IN	11	1,092,189	1.17	7.5310	7.1523	359	1	6.7500	8.1250	99,290	86.35	94.05	697	33.06
KS	2	199,522	0.21	6.9634	6.7097	359	2	6.6250	7.7500	99,761	86.01	96.49	735	36.30
KY	3	207,672	0.22	6.8772	6.6235	320	1	6.0000	7.6250	69,224	81.44	85.79	726	38.62
LA	3	324,014	0.35	6.9983	6.7445	358	2	6.8750	7.3750	108,005	88.20	98.27	725	39.71
MA	2	562,419	0.60	7.4869	7.2332	359	1	6.9900	7.7500	281,210	76.85	89.93	661	28.46
MD	18	2,591,074	2.77	6.7700	6.5162	359	1	6.2500	9.0000	143,949	77.59	87.29	726	34.47
ME	1	140,044	0.15	6.8750	6.6213	357	3	6.8750	6.8750	140,044	90.00	90.00	764	31.00
MI	8	578,819	0.62	7.0955	6.8417	358	2	6.8750	7.5000	72,352	79.97	90.28	728	33.75
MN	7	1,717,750	1.84	7.0363	6.7825	358	2	6.3750	7.6250	245,393	79.99	93.42	697	38.34
MO	9	737,413	0.79	7.2780	6.8283	357	3	6.6250	9.2500	81,935	84.13	92.99	692	35.71
MS	4	337,358	0.36	7.5735	7.3197	359	1	6.6250	8.6250	84,339	82.79	94.22	702	38.19
MT	2	465,450	0.50	7.0264	6.7726	359	1	6.5000	7.3750	232,725	76.02	88.05	746	21.98
NC	8	690,425	0.74	7.5530	7.0962	358	2	6.5000	8.5000	86,303	81.44	92.36	694	36.70
NE	1	28,000	0.03	7.8750	7.6213	360	0	7.8750	7.8750	28,000	70.00	70.00	600	23.55
NH	1	232,127	0.25	7.1250	6.8713	358	2	7.1250	7.1250	232,127	76.23	76.23	775	0.00
NJ	29	6,532,623	7.00	6.9735	6.7197	358	2	5.8750	9.0000	225,263	76.64	80.71	699	34.12
NM	2	342,934	0.37	6.4827	6.2289	359	1	6.2500	6.7500	171,467	76.20	80.86	727	28.88
NV	12	2,551,220	2.73	7.0174	6.7636	358	2	5.8750	8.0000	212,602	78.65	88.41	693	36.74
NY	23	6,205,948	6.65	7.7140	7.4603	355	3	6.2500	9.0000	269,824	73.57	76.20	699	38.91

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

AC5 GROUP I {INVESTOR PROPS}

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
OH	9	946,270	1.01	7.3397	6.9503	356	4	6.2500	8.3750	105,141	84.74	97.44	699	35.40
OK	1	102,120	0.11	7.2500	6.9962	360	1	7.2500	7.2500	102,120	79.98	99.98	698	47.79
OR	3	542,000	0.58	6.6960	6.4423	358	2	6.6250	6.7500	180,667	79.94	92.09	743	38.63
PA	14	1,430,071	1.53	7.4674	7.2137	358	2	6.3750	8.8750	102,148	73.80	76.92	701	38.99
SC	6	402,989	0.43	7.9908	7.7370	359	2	7.1250	8.3750	67,165	80.63	97.23	741	29.45
TN	3	287,721	0.31	7.4068	6.8040	357	3	7.1250	7.6250	95,907	93.26	100.00	699	35.46
TX	40	4,213,183	4.51	7.1451	6.8289	359	1	6.1250	8.3750	105,330	80.47	94.84	725	32.83
UT	9	1,553,458	1.66	7.1839	6.9302	358	2	6.6250	7.7500	172,606	78.45	92.03	697	30.59
VA	13	2,026,774	2.17	7.1258	6.8290	349	1	5.8750	8.0000	155,906	74.65	82.34	691	35.61
WA	11	2,419,529	2.59	6.9126	6.6046	359	1	6.1250	7.6250	219,957	76.26	80.55	713	36.86
WI	5	653,011	0.70	7.3323	7.0786	358	2	7.2500	7.5000	130,602	79.41	97.57	696	42.67
WV	4	353,699	0.38	6.5372	6.2834	359	1	6.3750	7.2500	88,425	79.99	99.98	719	15.86
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0 - 0	1	393,504	0.42	6.8750	6.6213	359	1	6.8750	6.8750	393,504	65.00	65.00	0	0.00
500 - 549	2	680,675	0.73	6.1868	5.9330	344	16	5.8750	6.7500	340,338	70.34	73.90	546	8.87
550 - 599	2	280,502	0.30	7.7500	7.4963	359	1	7.7500	7.7500	140,251	56.51	56.51	588	47.89
600 - 624	12	1,834,741	1.96	7.7042	7.4504	347	13	6.3750	9.0000	152,895	78.71	80.80	615	40.06
625 - 649	35	5,728,006	6.13	7.5085	7.2548	357	3	6.2500	10.1250	163,657	77.14	81.95	637	38.83
650 - 674	59	11,625,107	12.45	7.0789	6.8251	358	2	5.8750	9.0000	197,036	75.70	84.29	665	32.22
675 - 699	110	19,346,066	20.72	7.1023	6.8419	357	2	5.8750	8.7500	175,873	76.18	84.33	687	36.37
700 - 724	98	17,277,604	18.50	7.0801	6.8044	358	2	5.0000	9.0000	176,302	76.65	84.83	710	33.14
725 - 749	91	17,017,467	18.22	6.8365	6.5582	359	1	5.8750	9.2500	187,005	74.11	82.81	737	34.51
750 - 774	53	9,332,059	9.99	6.8130	6.4954	358	2	5.8750	8.0000	176,077	76.52	83.38	762	32.40
775 - 799	50	7,293,467	7.81	6.8640	6.5574	355	2	5.8750	9.2500	145,869	71.71	78.96	788	30.35
800 +	13	2,580,493	2.76	6.7634	6.5097	358	2	5.8750	7.7500	198,499	74.98	83.49	803	32.42
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	**234**	**43,531,071**	**46.61**	**6.9946**	**6.7332**	**357**	**2**	**5.8750**	**10.1250**	**186,030**	**73.48**	**80.05**	**706**	**32.65**
NO PP	234	43,531,071	46.61	6.9946	6.7332	357	2	5.8750	10.1250	186,030	73.48	80.05	706	32.65
Yes	**292**	**49,858,623**	**53.39**	**7.0441**	**6.7588**	**358**	**2**	**5.0000**	**9.2500**	**170,749**	**77.15**	**85.85**	**714**	**34.78**
1Y PP	44	8,817,892	9.44	7.0242	6.7430	357	3	5.8750	9.0000	200,407	76.39	80.75	731	37.29
2Y PP	10	1,461,855	1.57	6.7374	6.4836	358	3	5.0000	7.7500	146,186	72.49	81.73	702	41.25
3Y PP	200	32,956,573	35.29	7.0862	6.7919	358	2	5.6250	9.2500	164,783	77.56	87.67	713	33.98
5Y PP	19	3,828,373	4.10	6.6515	6.3977	356	4	6.0000	8.6250	201,493	76.12	79.89	692	34.07
6M PP	11	1,077,599	1.15	7.5935	7.3397	359	1	6.6250	8.3750	97,964	77.73	94.07	713	32.95
7M PP	1	215,814	0.23	6.7500	6.4963	359	1	6.7500	6.7500	215,814	80.00	100.00	696	45.13
8M PP	7	1,500,515	1.61	7.1858	6.9321	359	1	6.7500	7.8750	214,359	79.08	87.08	707	28.14
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**75.44**	**83.15**	**710**	**33.88**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Bear, Stearns & Co. Inc.
rdurden

AC5 GROUP I {INVESTOR PROPS}

Collateral Grouped by Lien Status

LIEN	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
First Lien	526	93,389,694	100.00	7.0210	6.7469	357	2	5.0000	10.1250	177,547	75.44	83.15	710	33.88
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by Loan-to-Value & Mtg Ins.

TYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	MAX LTV	WA FICO	WA DTI
LTV GT 80 w MI	65	8,104,159	8.68	7.7066	7.2176	354	5	6.5000	10.1250	124,679	93.46	93.68	100.00	705	37.15
LTV GT 80 w/out MI	1	128,810	0.14	7.5000	7.2463	357	2	7.5000	7.5000	128,810	89.97	89.97	89.97	628	40.33
LTV LE 80	460	85,156,724	91.18	6.9551	6.7013	358	2	5.0000	9.0000	185,123	73.70	82.13	80.00	711	33.50
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**75.44**	**83.15**	**100.00**	**710**	**33.88**

Collateral Grouped by Balloon Flag

BALLOON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	526	93,389,694	100.00	7.0210	6.7469	357	2	5.0000	10.1250	177,547	75.44	83.15	710	33.88
TOTAL	**526**	**93,389,694**	**100.00**	**7.0210**	**6.7469**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**75.44**	**83.15**	**710**	**33.88**

Collateral Grouped by IO

IO / IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg REMAINING TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg O LTV	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO
N	**296**	**50,248,868.58**	**53.81**	**7.0436**	**0.2690**	**6.7746**	**357**	**357**	**3**	**5.6250**	**10.1250**	**169,760**	**74.84**	**80.70**	**705**	**35.05**
0.000	296	50,248,868.58	53.81	7.0436	0.2690	6.7746	357	357	3	5.6250	10.1250	169,760	74.84	80.70	705	35.05
Y	**230**	**43,140,824.95**	**46.19**	**6.9948**	**0.2802**	**6.7145**	**358**	**358**	**2**	**5.0000**	**9.6250**	**187,569**	**76.14**	**86.00**	**716**	**32.68**
120.00	195	36,670,948.34	39.27	7.0178	0.2822	6.7356	358	358	2	5.8750	9.2500	188,056	76.62	86.80	715	30.57
60.000	35	6,469,876.61	6.93	6.8643	0.2693	6.5950	358	358	2	5.0000	9.6250	184,854	73.40	81.48	722	41.89
TOTAL	**526**	**93,389,693.53**	**100.00**	**7.0210**	**0.2742**	**6.7469**	**357**	**357**	**2**	**5.0000**	**10.1250**	**177,547**	**75.44**	**83.15**	**710**	**33.88**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {NO RATIO, NO DOC, NINA}

Collateral Grouped by Loan Type

DP	Count	Balance	Percent	GWAC	WA Strip	NWAC	Stated WAM	Calc WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30Y	313	65,568,543.92	58.00	6.9473	0.2907	6.6566	357	357	2	5.8750	10.2500	209,484	75.16	81.51	697	0.00
30Y IO	186	47,487,369.34	42.00	6.7539	0.2711	6.4828	359	359	1	5.5000	10.2500	255,308	72.82	80.76	701	0.00
TOTAL	**499**	**113,055,913.26**	**100.00**	**6.8661**	**0.2825**	**6.5836**	**358**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Original Term

STATED ORIGINAL TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
181 - 360	499	113,055,913	100.00	6.8661	6.5836	358	2	5.5000	10.2500	226,565	225	360	74.18	81.19	699	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**225**	**360**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Original Balance

ORIGINAL BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	35	2,231,353	1.97	7.4183	7.1645	358	2	6.2500	9.0000	63,753	74.67	84.87	701	0.00
75,001 - 359,650	390	70,671,738	62.51	6.8671	6.5673	357	2	5.5000	10.2500	181,210	75.75	84.12	698	0.00
359,651 - 400,000	14	5,322,010	4.71	6.9085	6.6548	358	2	6.0000	7.8750	380,144	79.54	82.16	696	0.00
400,001 - 650,000	54	27,627,348	24.44	6.8632	6.6094	358	2	5.7500	8.7500	511,618	73.46	77.79	701	0.00
650,001 - 1,000,000	2	1,624,299	1.44	6.5000	6.2462	358	2	6.5000	6.5000	812,150	55.58	55.58	719	0.00
1,000,001 +	4	5,579,165	4.93	6.7133	6.4595	359	1	5.8750	7.5000	1,394,791	57.89	66.05	698	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	35	2,231,353	1.97	7.4183	7.1645	358	2	6.2500	9.0000	63,753	74.67	84.87	701	0.00
75,001 - 359,650	392	71,390,367	63.15	6.8608	6.5616	357	2	5.5000	10.2500	182,118	75.64	83.92	698	0.00
359,651 - 400,000	12	4,603,381	4.07	7.0113	6.7576	358	2	6.5000	7.8750	383,615	81.97	85.00	699	0.00
400,001 - 650,000	54	27,627,348	24.44	6.8632	6.6094	358	2	5.7500	8.7500	511,618	73.46	77.79	701	0.00
650,001 - 1,000,000	2	1,624,299	1.44	6.5000	6.2462	358	2	6.5000	6.5000	812,150	55.58	55.58	719	0.00
1,000,001 +	4	5,579,165	4.93	6.7133	6.4595	359	1	5.8750	7.5000	1,394,791	57.89	66.05	698	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
20_Yr	**3**	**393,111**	**0.35**	**6.8016**	**6.5478**	**234**	**5**	**6.1250**	**7.8750**	**131,037**	**56.35**	**56.35**	**706**	**0.00**
6.000 - 6.249	1	164,648	0.15	6.1250	5.8713	239	1	6.1250	6.1250	164,648	49.85	49.85	682	0.00
6.500 - 6.749	1	107,067	0.09	6.6250	6.3713	238	2	6.6250	6.6250	107,067	22.87	22.87	777	0.00
7.750 - 7.999	1	121,396	0.11	7.8750	7.6213	225	13	7.8750	7.8750	121,396	94.70	94.70	677	0.00
25_Yr	**1**	**277,500**	**0.25**	**6.2500**	**5.9963**	**300**	**0**	**6.2500**	**6.2500**	**277,500**	**75.00**	**75.00**	**0**	**0.00**
6.250 - 6.499	1	277,500	0.25	6.2500	5.9963	300	0	6.2500	6.2500	277,500	75.00	75.00	0	0.00
30_Yr	**495**	**112,385,302**	**99.41**	**6.8678**	**6.5852**	**358**	**2**	**5.5000**	**10.2500**	**227,041**	**74.24**	**81.30**	**699**	**0.00**
5.500 - 5.749	2	610,680	0.54	5.5736	5.3199	359	1	5.5000	5.6250	305,340	63.56	63.56	745	0.00
5.750 - 5.999	21	7,648,830	6.77	5.8564	5.6027	359	1	5.7500	5.8750	364,230	62.73	64.58	717	0.00
6.000 - 6.249	41	11,016,803	9.74	6.0546	5.8008	359	1	6.0000	6.1250	268,703	65.35	69.54	725	0.00
6.250 - 6.499	64	15,240,957	13.48	6.3078	6.0540	359	1	6.2500	6.3750	238,140	69.24	76.76	713	0.00
6.500 - 6.749	84	18,770,420	16.60	6.5398	6.2861	359	1	6.5000	6.6250	223,457	72.08	78.43	705	0.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {NO RATIO, NO DOC, NINA}

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
6.750 - 6.999	77	16,320,367	14.44	6.8316	6.5778	358	1	6.7500	6.9900	211,953	76.69	85.46	688	0.00
7.000 - 7.249	37	7,327,231	6.48	7.0776	6.8239	359	1	7.0000	7.1250	198,033	80.32	88.58	701	0.00
7.250 - 7.499	47	9,646,705	8.53	7.3169	7.0632	358	2	7.2500	7.3750	205,249	79.50	89.35	691	0.00
7.500 - 7.749	42	10,404,700	9.20	7.5429	7.2892	358	2	7.5000	7.6250	247,731	78.97	88.12	683	0.00
7.750 - 7.999	27	4,792,389	4.24	7.8087	7.5549	358	3	7.7500	7.8750	177,496	81.79	88.28	699	0.00
8.000 - 8.249	29	6,168,332	5.46	8.0401	7.6655	358	2	8.0000	8.1250	212,701	79.74	89.05	673	0.00
8.250 - 8.499	9	1,958,465	1.73	8.3012	7.7993	353	6	8.2500	8.3750	217,607	83.04	88.03	644	0.00
8.500 - 8.749	2	372,078	0.33	8.5878	6.9578	358	2	8.5000	8.6250	186,039	94.99	94.99	669	0.00
8.750 - 8.999	4	912,237	0.81	8.8124	8.3180	359	1	8.7500	8.8750	228,059	86.31	93.83	635	0.00
9.000 - 9.249	6	845,416	0.75	9.0281	8.2046	355	5	9.0000	9.1250	140,903	87.68	87.68	646	0.00
9.250 - 9.499	1	107,491	0.10	9.3750	6.7613	359	2	9.3750	9.3750	107,491	94.97	94.97	653	0.00
10.250 - 10.499	2	242,200	0.21	10.2500	7.7211	358	2	10.2500	10.2500	121,100	95.00	95.00	637	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Current Net Coupon

CURRENT NET COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
5.000 - 5.249	1	251,030	0.22	5.5000	5.2463	359	1	5.5000	5.5000	251,030	359	359	65.00	65.00	776	0.00
5.250 - 5.499	5	1,494,770	1.32	5.7199	5.4662	359	1	5.6250	5.7500	298,954	356	360	70.18	71.70	726	0.00
5.500 - 5.749	40	12,880,611	11.39	5.9646	5.6817	359	1	5.8750	8.2500	322,015	344	360	62.59	64.69	718	0.00
5.750 - 5.999	55	13,445,877	11.89	6.2038	5.9500	356	1	6.1250	6.2500	244,470	239	360	64.87	70.64	720	0.00
6.000 - 6.249	91	19,840,193	17.55	6.4556	6.2019	359	1	6.3750	6.5000	218,024	342	360	73.39	81.09	706	0.00
6.250 - 6.499	61	13,160,711	11.64	6.7834	6.4341	357	2	6.6250	8.6250	215,749	238	360	75.82	83.23	697	0.00
6.500 - 6.749	60	12,927,608	11.43	6.9251	6.6544	359	1	6.8750	8.8750	215,460	344	360	77.24	85.81	691	0.00
6.750 - 6.999	48	9,139,871	8.08	7.2128	6.9313	358	2	7.1250	9.3750	190,414	336	360	80.24	85.83	706	0.00
7.000 - 7.249	51	12,185,462	10.78	7.4724	7.1896	358	2	7.3750	9.1250	238,931	338	360	78.44	89.54	678	0.00
7.250 - 7.499	32	6,484,054	5.74	7.7586	7.4199	357	3	7.6250	10.2500	202,627	336	360	82.73	91.65	692	0.00
7.500 - 7.749	29	6,383,375	5.65	7.9536	7.6998	355	3	7.8750	8.0000	220,116	225	360	78.48	85.82	676	0.00
7.750 - 7.999	13	2,587,790	2.29	8.2633	7.9174	356	4	8.1250	10.2500	199,061	349	360	83.12	92.86	646	0.00
8.000 - 8.249	6	913,229	0.81	8.3902	8.1364	355	4	8.3750	8.5000	152,205	339	359	84.04	86.47	690	0.00
8.250 - 8.499	1	457,000	0.40	8.7500	8.4963	359	1	8.7500	8.7500	457,000	359	359	79.99	95.00	0	0.00
8.500 - 8.749	6	904,332	0.80	8.9526	8.6988	355	5	8.8750	9.0000	150,722	349	359	87.50	87.50	638	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**225**	**360**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Remaining Term

REMAINING TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
180 - 359	406	94,589,276	83.67	6.9230	6.6349	357	2	5.5000	10.2500	232,979	225	359	74.20	80.56	700	0.00
360 +	93	18,466,638	16.33	6.5743	6.3205	360	0	5.7500	8.1250	198,566	360	360	74.06	84.45	696	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**225**	**360**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	7	659,311	0.58	6.3219	6.0682	339	2	5.8750	7.0000	94,187	238	360	27.09	27.09	724	0.00
30.01 - 40.00	8	3,003,606	2.66	6.2366	5.9829	358	2	6.0000	7.0000	375,451	358	360	37.99	37.99	723	0.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {NO RATIO, NO DOC, NINA}

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
40.01 - 50.00	22	4,304,672	3.81	6.3029	6.0491	354	2	5.8750	7.5000	195,667	239	360	46.31	48.86	715	0.00
50.01 - 60.00	28	8,869,955	7.85	6.2908	6.0370	359	1	5.8750	7.8750	316,784	355	360	56.51	57.48	710	0.00
60.01 - 70.00	51	14,483,969	12.81	6.4647	6.2110	359	1	5.5000	8.0000	283,999	348	360	65.06	65.65	712	0.00
70.01 - 79.99	63	19,855,691	17.56	6.9230	6.6693	358	1	5.7500	8.7500	315,170	300	360	76.46	82.72	701	0.00
80.00 - 80.00	249	49,874,055	44.11	6.9937	6.7400	358	2	5.7500	9.0000	200,297	342	360	80.00	92.82	693	0.00
80.01 - 90.00	35	5,851,321	5.18	7.3160	6.9808	357	3	5.8750	9.0000	167,181	338	360	88.78	89.03	679	0.00
90.01 - 95.00	36	6,153,332	5.44	7.7536	7.0492	354	4	6.0000	10.2500	170,926	225	360	94.86	94.86	693	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**225**	**360**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Combined Loan-to-Value

O LTV	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	7	659,311	0.58	6.3219	6.0682	339	2	5.8750	7.0000	94,187	238	360	27.09	27.09	724	0.00
30.01 - 40.00	8	3,003,606	2.66	6.2366	5.9829	358	2	6.0000	7.0000	375,451	358	360	37.99	37.99	723	0.00
40.01 - 50.00	21	3,985,281	3.53	6.3071	6.0534	354	2	5.8750	7.5000	189,775	239	360	46.36	46.36	717	0.00
50.01 - 60.00	27	7,814,955	6.91	6.3469	6.0931	359	1	5.8750	7.8750	289,443	355	360	56.83	56.83	711	0.00
60.01 - 70.00	50	15,252,482	13.49	6.4274	6.1737	359	1	5.5000	8.0000	305,050	348	360	64.31	64.87	712	0.00
70.01 - 79.99	40	12,835,019	11.35	6.6689	6.4152	358	1	5.7500	8.3750	320,875	300	360	76.46	76.50	705	0.00
80.00 - 80.00	54	14,120,362	12.49	7.0578	6.8040	357	3	5.7500	9.0000	261,488	343	360	79.15	80.00	687	0.00
80.01 - 90.00	60	12,718,624	11.25	7.3288	7.0376	357	3	5.8750	9.0000	211,977	338	360	83.07	88.88	678	0.00
90.01 - 95.00	81	15,317,938	13.55	7.3974	6.9626	357	2	6.0000	10.2500	189,110	225	360	85.62	94.88	700	0.00
95.01 - 100.00	151	27,348,336	24.19	6.9035	6.6498	359	1	5.7500	8.1250	181,115	356	360	79.62	99.96	696	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**225**	**360**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No Documentation	**156**	**37,600,519**	**33.26**	**6.9848**	**6.6730**	**358**	**2**	**5.8750**	**8.7463**	**241,029**	**73.30**	**76.71**	**708**	**0.00**
0.00 - 10.00	156	37,600,519	33.26	6.9848	6.6730	358	2	5.8750	8.7463	241,029	73.30	76.71	708	0.00
No Income/No Asset	**77**	**13,434,606**	**11.88**	**6.7482**	**6.4231**	**357**	**2**	**5.5000**	**8.2463**	**174,475**	**73.01**	**77.96**	**697**	**0.00**
0.00 - 10.00	77	13,434,606	11.88	6.7482	6.4231	357	2	5.5000	8.2463	174,475	73.01	77.96	697	0.00
No Ratio	**266**	**62,020,788**	**54.86**	**6.8197**	**6.5641**	**358**	**2**	**5.7500**	**8.7463**	**233,161**	**74.96**	**84.62**	**694**	**0.00**
0.00 - 10.00	266	62,020,788	54.86	6.8197	6.5641	358	2	5.7500	8.7463	233,161	74.96	84.62	694	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**8.7463**	**226,565**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Cash Out Refinance	140	36,596,205	32.37	6.6149	6.3546	357	2	6	10	261,401	65	67	700	0.00
Purchase	334	70,699,158	62.53	7.0042	6.7094	358	1	6	10	211,674	79	89	699	0.00
Rate/Term Refinance	25	5,760,550	5.10	6.7666	6.4938	357	3	6	8	230,422	72	74	691	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**6**	**10**	**226,565**	**74**	**81**	**699**	**0.00**

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
2-4 Family	55	14,078,918	12.45	6.9464	6.6926	357	2	5.8750	9.0000	255,980	70.90	76.96	704	0.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
CO-OP	1	79,858	0.07	6.6250	6.3713	358	2	6.6250	6.6250	79,858	72.73	72.73	664	0.00
Condominium	35	6,801,998	6.02	6.9417	6.6691	358	2	5.8750	9.0000	194,343	71.92	75.51	711	0.00
Hi-Rise Condo	6	1,853,178	1.64	7.3059	7.0521	359	1	5.8750	8.8750	308,863	72.32	73.49	664	0.00
PUD	105	25,536,881	22.59	6.9046	6.6077	357	2	5.8750	9.1250	243,208	76.07	85.15	693	0.00
Single Family	295	64,406,026	56.97	6.8099	6.5248	358	2	5.5000	10.2500	218,326	74.42	81.39	701	0.00
Townhouse	2	299,054	0.26	7.5094	7.2557	359	1	7.3750	7.7500	149,527	77.56	79.56	653	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Investor	114	26,097,905	23.08	7.0844	6.8307	357	2	5.8750	9.0000	228,929	71.88	77.34	711	0.00
Owner Occupied	358	81,373,714	71.98	6.8074	6.5138	358	2	5.5000	10.2500	227,301	75.38	83.23	694	0.00
Second Home	27	5,584,294	4.94	6.7001	6.4464	356	1	5.8750	8.5000	206,826	67.41	69.49	723	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Mortgage Ins. Company

MI	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
GE Capital MI	6	589,308	0.52	8.3809	8.1271	358	2	6.3750	9.0000	98,218	91.97	91.97	648	0.00
Mortgage Guaranty In	7	1,255,301	1.11	7.0199	6.7661	355	5	5.8750	7.8750	179,329	93.32	93.32	716	0.00
No MI	430	101,399,725	89.69	6.7870	6.5333	358	1	5.5000	9.0000	235,813	72.14	79.95	701	0.00
PMI	13	1,954,216	1.73	6.9990	6.7452	356	4	6.2500	9.0000	150,324	90.95	91.70	673	0.00
Radian Guaranty	31	5,832,654	5.16	7.7854	6.9745	358	2	6.5000	10.2500	188,150	92.12	92.12	689	0.00
Republic MIC	8	1,395,405	1.23	7.5499	7.2962	341	8	6.5000	8.3750	174,426	92.52	92.52	669	0.00
Triad Guaranty	1	191,700	0.17	7.2500	6.9963	358	2	7.2500	7.2500	191,700	86.49	86.49	731	0.00
United Guaranty	3	437,605	0.39	7.5090	7.2552	352	8	7.0000	8.1250	145,868	89.53	89.53	703	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
AL	1	71,144	0.06	7.2500	6.9963	359	1	7.2500	7.2500	71,144	80.00	95.73	694	0.00
AZ	34	6,644,860	5.88	7.0645	6.8107	358	1	6.0000	8.3750	195,437	77.78	87.28	693	0.00
CA	49	16,030,265	14.18	6.4900	6.2046	359	1	5.7500	8.1250	327,148	66.70	71.12	700	0.00
CO	9	2,109,847	1.87	6.9558	6.7021	359	1	6.1250	7.6250	234,427	78.69	94.60	736	0.00
CT	3	1,123,008	0.99	7.3301	7.0763	359	1	7.1250	7.5000	374,336	80.00	80.00	665	0.00
DC	5	1,838,229	1.63	6.5631	6.3093	358	2	6.3750	6.8750	367,646	74.30	77.91	747	0.00
DE	3	531,840	0.47	7.2242	6.9704	358	2	6.5000	8.8750	177,280	63.61	63.61	713	0.00
FL	70	13,417,733	11.87	7.2454	6.8226	357	2	5.8750	10.2500	191,682	78.10	80.53	686	0.00
GA	28	4,575,094	4.05	6.8197	6.5659	358	2	5.8750	8.5000	163,396	80.09	89.54	720	0.00
HI	1	650,000	0.57	5.8750	5.6213	360	0	5.8750	5.8750	650,000	79.36	79.36	709	0.00
IA	2	201,917	0.18	7.7664	7.5126	359	1	7.1250	8.0000	100,959	79.72	89.01	726	0.00
IL	18	4,285,682	3.79	6.3064	6.0526	358	1	5.8750	8.0000	238,093	71.73	76.57	718	0.00
IN	6	658,836	0.58	6.9288	6.6751	359	1	5.7500	8.1250	109,806	81.84	98.16	688	0.00
KS	1	143,767	0.13	7.1250	6.8713	358	2	7.1250	7.1250	143,767	80.00	100.00	728	0.00
MA	6	3,191,268	2.82	6.4078	6.1540	358	2	6.2500	7.1250	531,878	48.81	49.93	707	0.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
MD	21	5,027,503	4.45	6.9666	6.7129	358	2	5.8750	9.0000	239,405	78.93	88.18	693	0.00
ME	7	1,596,413	1.41	6.8910	6.6372	359	1	6.3750	7.2500	228,059	81.08	92.61	671	0.00
MI	17	1,913,490	1.69	6.7706	6.5169	359	1	6.2500	8.1250	112,558	81.33	95.43	696	0.00
MN	4	1,051,107	0.93	7.2649	7.0111	359	1	6.6250	7.6250	262,777	80.00	97.45	704	0.00
MO	2	216,745	0.19	6.9659	6.7121	360	0	6.3750	7.5000	108,372	66.17	76.67	624	0.00
MS	1	359,347	0.32	6.5000	6.2463	358	2	6.5000	6.5000	359,347	48.00	48.00	656	0.00
MT	2	486,800	0.43	6.9502	6.6964	359	1	6.3750	7.3750	243,400	80.00	97.88	753	0.00
NC	11	1,542,211	1.36	6.5280	6.2742	359	1	5.5000	8.0000	140,201	78.66	90.60	710	0.00
NE	1	77,453	0.07	6.7500	6.4963	359	1	6.7500	6.7500	77,453	80.00	100.00	689	0.00
NH	7	1,744,708	1.54	6.6397	6.3860	358	2	5.6250	7.2500	249,244	72.38	75.04	741	0.00
NJ	39	10,680,510	9.45	6.9176	6.6638	358	2	5.8750	9.0000	273,859	75.08	83.21	706	0.00
NV	5	764,808	0.68	7.3159	7.0621	357	3	6.8750	8.0000	152,962	82.19	87.84	669	0.00
NY	23	6,300,032	5.57	7.3419	7.0882	355	3	5.8750	9.0000	273,914	71.62	75.95	696	0.00
OH	4	453,706	0.40	6.8099	6.5562	359	1	5.8750	8.0000	113,426	82.99	90.03	663	0.00
OK	3	660,506	0.58	7.2510	6.6650	359	1	6.8750	8.8750	220,169	82.54	91.83	698	0.00
OR	3	612,038	0.54	6.3044	6.0507	359	1	6.0000	6.8750	204,013	65.55	74.19	696	0.00
PA	12	1,454,097	1.29	7.3142	7.0605	358	2	6.3750	8.8750	121,175	80.04	86.36	696	0.00
SC	3	661,002	0.58	6.7242	6.4705	359	1	6.5000	8.1250	220,334	64.51	64.51	711	0.00
TX	40	4,923,983	4.36	6.9167	6.6114	358	2	6.0000	9.3750	123,100	78.85	92.25	684	0.00
UT	3	373,100	0.33	7.1137	6.8600	359	1	6.3750	8.1250	124,367	84.22	95.78	690	0.00
VA	43	14,677,886	12.98	6.7561	6.5023	357	1	5.7500	8.7500	341,346	73.51	81.41	697	0.00
WA	5	1,242,596	1.10	7.3862	7.1324	346	2	6.5000	8.1250	248,519	81.44	95.23	661	0.00
WI	5	507,239	0.45	7.4969	7.2432	358	2	6.7500	8.0000	101,448	78.83	89.98	683	0.00
WV	2	255,143	0.23	6.4354	6.1816	358	2	6.3750	6.5000	127,571	79.98	99.97	735	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0 - 0	6	1,781,265	1.58	7.5861	7.3323	350	1	6.2500	8.7500	296,878	74.45	79.45	0	0.00
550 - 599	10	2,097,528	1.86	7.3061	7.0523	355	5	6.3750	8.2500	209,753	66.01	69.61	586	0.00
600 - 624	15	3,167,531	2.80	7.1434	6.8896	357	3	5.8750	9.0000	211,169	74.76	82.53	617	0.00
625 - 649	75	15,393,193	13.62	7.3124	6.9754	358	2	6.0000	10.2500	205,243	80.03	88.97	637	0.00
650 - 674	70	13,847,019	12.25	7.0532	6.6939	358	2	5.8750	9.3750	197,815	76.69	82.27	663	0.00
675 - 699	95	22,410,964	19.82	6.8406	6.5869	357	2	5.8750	8.5000	235,905	75.51	83.33	686	0.00
700 - 724	88	23,069,967	20.41	6.6593	6.4056	358	2	5.6250	9.0000	262,159	70.91	78.17	711	0.00
725 - 749	62	13,437,931	11.89	6.7018	6.4102	358	1	5.8750	8.3750	216,741	74.81	80.58	737	0.00
750 - 774	29	6,899,072	6.10	6.5362	6.2825	359	1	5.7500	7.7500	237,899	69.48	76.26	763	0.00
775 - 799	34	7,841,006	6.94	6.6338	6.3800	357	1	5.5000	7.6250	230,618	71.84	78.12	786	0.00
800 +	15	3,110,438	2.75	6.5765	6.3228	359	1	5.8750	7.7500	207,363	67.02	73.81	808	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	359	82,938,189	73.36	6.7770	6.5189	358	1	5.5000	9.3750	231,026	73.24	80.94	702	0.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {NO RATIO, NO DOC, NINA}

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
NO PP	359	82,938,189	73.36	6.7770	6.5189	358	1	5.5000	9.3750	231,026	73.24	80.94	702	0.00
Yes	**140**	**30,117,725**	**26.64**	**7.1113**	**6.7617**	**358**	**2**	**5.8750**	**10.2500**	**215,127**	**76.76**	**81.90**	**692**	**0.00**
1Y PP	23	5,339,987	4.72	7.1567	6.8071	357	3	5.8750	9.0000	232,173	80.50	82.63	705	0.00
2Y PP	3	468,106	0.41	7.6043	6.6831	358	2	6.5000	10.2500	156,035	70.32	70.32	701	0.00
3Y PP	96	20,439,040	18.08	7.0091	6.7029	358	2	5.8750	10.2500	212,907	74.92	81.18	691	0.00
5Y PP	12	2,007,269	1.78	7.5560	6.8093	357	3	6.3750	9.1250	167,272	84.68	84.68	682	0.00
6M PP	2	633,972	0.56	7.9741	7.7204	359	1	7.7500	8.0000	316,986	80.00	95.00	634	0.00
8M PP	4	1,229,349	1.09	7.2529	6.9991	358	2	6.6250	7.8750	307,337	78.88	83.84	693	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Lien Status

LIEN	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
First Lien	499	113,055,913	100.00	6.8661	6.5836	358	2	5.5000	10.2500	226,565	74.18	81.19	699	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by Loan-to-Value & Mtg Ins.

TYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	MAX LTV	WA FICO	WA DTI
LTV GT 80 w MI	69	11,656,188	10.31	7.5539	7.0213	355	3	5.8750	10.2500	168,930	91.90	92.03	95.00	686	0.00
LTV GT 80 w/out MI	2	348,465	0.31	7.0868	6.8331	357	3	6.5000	8.1250	174,233	91.76	91.76	92.76	689	0.00
LTV LE 80	428	101,051,260	89.38	6.7860	6.5322	358	1	5.5000	9.0000	236,101	72.07	79.91	80.00	701	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**74.18**	**81.19**	**95.00**	**699**	**0.00**

Collateral Grouped by Balloon Flag

BALLOON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	499	113,055,913	100.00	6.8661	6.5836	358	2	5.5000	10.2500	226,565	74.18	81.19	699	0.00
TOTAL	**499**	**113,055,913**	**100.00**	**6.8661**	**6.5836**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**74.18**	**81.19**	**699**	**0.00**

Collateral Grouped by IO

IO IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg REMAINING TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg O LTV	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO
N	**313**	**65,568,543.92**	**58.00**	**6.9473**	**0.2907**	**6.6566**	**357**	**357**	**2**	**5.8750**	**10.2500**	**209,484**	**75.16**	**81.51**	**697**	**0.00**
0.000	313	65,568,543.92	58.00	6.9473	0.2907	6.6566	357	357	2	5.8750	10.2500	209,484	75.16	81.51	697	0.00
Y	**186**	**47,487,369.34**	**42.00**	**6.7539**	**0.2711**	**6.4828**	**359**	**359**	**1**	**5.5000**	**10.2500**	**255,308**	**72.82**	**80.76**	**701**	**0.00**
120.00	171	44,497,617.34	39.36	6.7112	0.2538	6.4575	359	359	1	5.5000	8.7500	260,220	72.19	80.52	702	0.00
60.000	15	2,989,752.00	2.64	7.3890	0.5295	6.8594	359	359	1	6.5000	10.2500	199,317	82.09	84.35	689	0.00
TOTAL	**499**	**113,055,913.26**	**100.00**	**6.8661**	**0.2825**	**6.5836**	**358**	**358**	**2**	**5.5000**	**10.2500**	**226,565**	**74.18**	**81.19**	**699**	**0.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {2-4 FAMILY}

Collateral Grouped by Loan Type

DP	Count	Balance	Percent	GWAC	WA Strip	NWAC	Stated WAM	Calc WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30Y	140	31,479,582.69	64.15	7.0432	0.2578	6.7854	356	356	3	5.8750	9.0000	224,854	74.04	81.02	699	37.74
30Y IO	65	17,593,640.16	35.85	6.7749	0.2612	6.5137	358	358	2	5.8750	8.0000	270,671	73.76	82.21	721	32.76
TOTAL	**205**	**49,073,222.85**	**100.00**	**6.9470**	**0.2590**	**6.6880**	**357**	**357**	**2**	**5.8750**	**9.0000**	**239,382**	**73.94**	**81.45**	**707**	**35.84**

Collateral Grouped by Original Term

STATED ORIGINAL TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
181 - 360	205	49,073,223	100.00	6.9470	6.6880	357	2	5.8750	9.0000	239,382	238	360	73.94	81.45	707	35.84
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**5.8750**	**9.0000**	**239,382**	**238**	**360**	**73.94**	**81.45**	**707**	**35.84**

Collateral Grouped by Original Balance

ORIGINAL BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	20	1,240,685	2.53	7.4322	7.1785	358	2	6.3750	8.6250	62,034	76.83	87.85	706	30.59
75,001 - 359,650	149	28,704,127	58.49	7.0502	6.7874	356	2	6.0000	9.0000	192,645	76.01	85.75	701	36.42
359,651 - 400,000	3	1,163,097	2.37	7.0663	6.8125	357	3	6.5000	7.7500	387,699	70.82	91.39	704	26.79
400,001 - 650,000	28	13,868,981	28.26	6.7840	6.5302	357	3	5.8750	8.1250	495,321	71.96	75.65	714	35.64
650,001 - 1,000,000	4	3,047,237	6.21	6.5416	6.2879	358	2	6.2500	6.7500	761,809	64.81	64.81	717	43.97
1,000,001 +	1	1,049,096	2.14	6.7500	6.4963	359	1	6.7500	6.7500	1,049,096	70.00	70.00	758	21.40
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**5.8750**	**9.0000**	**239,382**	**73.94**	**81.45**	**707**	**35.84**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	20	1,240,685	2.53	7.4322	7.1785	358	2	6.3750	8.6250	62,034	76.83	87.85	706	30.59
75,001 - 359,650	149	28,704,127	58.49	7.0502	6.7874	356	2	6.0000	9.0000	192,645	76.01	85.75	701	36.42
359,651 - 400,000	3	1,163,097	2.37	7.0663	6.8125	357	3	6.5000	7.7500	387,699	70.82	91.39	704	26.79
400,001 - 650,000	28	13,868,981	28.26	6.7840	6.5302	357	3	5.8750	8.1250	495,321	71.96	75.65	714	35.64
650,001 - 1,000,000	4	3,047,237	6.21	6.5416	6.2879	358	2	6.2500	6.7500	761,809	64.81	64.81	717	43.97
1,000,001 +	1	1,049,096	2.14	6.7500	6.4963	359	1	6.7500	6.7500	1,049,096	70.00	70.00	758	21.40
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**5.8750**	**9.0000**	**239,382**	**73.94**	**81.45**	**707**	**35.84**

Collateral Grouped by Current Gross Coupon

TERM / CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
20_Yr	**2**	**321,214**	**0.65**	**6.7083**	**6.4546**	**238**	**2**	**6.6250**	**6.7500**	**160,607**	**49.78**	**49.78**	**703**	**42.60**
6.500 - 6.749	1	107,067	0.22	6.6250	6.3713	238	2	6.6250	6.6250	107,067	22.87	22.87	777	0.00
6.750 - 6.999	1	214,147	0.44	6.7500	6.4963	238	2	6.7500	6.7500	214,147	63.24	63.24	666	42.60
30_Yr	**203**	**48,752,009**	**99.35**	**6.9486**	**6.6895**	**358**	**2**	**5.8750**	**9.0000**	**240,158**	**74.10**	**81.65**	**707**	**35.79**
5.750 - 5.999	5	2,747,161	5.60	5.8750	5.6213	359	1	5.8750	5.8750	549,432	63.03	63.03	739	36.24
6.000 - 6.249	8	3,454,193	7.04	6.0675	5.8137	357	3	6.0000	6.1250	431,774	68.73	72.74	762	37.90
6.250 - 6.499	15	4,803,398	9.79	6.3292	6.0754	357	3	6.2500	6.3750	320,227	73.71	81.37	724	39.68
6.500 - 6.749	31	8,124,571	16.56	6.5509	6.2971	357	3	6.5000	6.6250	262,083	69.22	73.67	695	29.56
6.750 - 6.999	32	8,308,454	16.93	6.8022	6.5484	358	2	6.7500	6.9900	259,639	75.32	82.01	699	33.99
7.000 - 7.249	21	3,473,692	7.08	7.0473	6.7936	358	2	7.0000	7.1250	165,414	77.34	88.82	720	35.34
7.250 - 7.499	30	5,497,929	11.20	7.2999	7.0461	358	2	7.2500	7.3750	183,264	79.27	93.36	719	37.47
7.500 - 7.749	30	5,468,480	11.14	7.5357	7.2579	356	4	7.5000	7.6250	182,283	78.72	90.81	682	37.15

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {2-4 FAMILY}

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
7.750 - 7.999	10	1,788,348	3.64	7.7800	7.5262	358	2	7.7500	7.8750	178,835	76.11	87.05	659	37.01
8.000 - 8.249	12	3,645,922	7.43	8.0300	7.7762	358	2	8.0000	8.1250	303,827	77.17	80.35	700	38.91
8.250 - 8.499	3	214,345	0.44	8.3750	7.5221	356	3	8.3750	8.3750	71,448	87.56	93.14	693	24.94
8.500 - 8.749	3	423,487	0.86	8.5200	8.2663	358	2	8.5000	8.6250	141,162	80.00	100.00	708	41.45
8.750 - 8.999	2	460,176	0.94	8.7500	8.4963	358	2	8.7500	8.7500	230,088	58.94	62.97	634	35.20
9.000 - 9.249	1	341,853	0.70	9.0000	8.7463	349	11	9.0000	9.0000	341,853	80.00	80.00	624	0.00
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**5.8750**	**9.0000**	**239,382**	**73.94**	**81.45**	**707**	**35.84**

Collateral Grouped by Current Net Coupon

CURRENT NET COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
5.500 - 5.749	9	4,336,477	8.84	5.9208	5.6671	357	3	5.8750	6.0000	481,831	348	359	63.60	63.60	754	34.89
5.750 - 5.999	8	3,625,216	7.39	6.1857	5.9319	358	2	6.1250	6.2500	453,152	355	360	68.93	73.29	742	41.77
6.000 - 6.249	31	7,859,779	16.02	6.4516	6.1979	357	3	6.3750	6.5000	253,541	342	360	72.70	79.67	708	37.61
6.250 - 6.499	30	8,777,506	17.89	6.7141	6.4454	353	2	6.6250	7.6250	292,584	238	360	71.37	76.00	702	28.48
6.500 - 6.749	28	5,528,444	11.27	6.9501	6.6731	358	2	6.8750	8.3750	197,444	344	360	78.72	89.32	692	36.76
6.750 - 6.999	28	4,617,996	9.41	7.2144	6.9607	359	1	7.1250	7.2500	164,928	357	360	78.06	90.92	731	38.49
7.000 - 7.249	33	6,101,038	12.43	7.4550	7.2013	358	2	7.3750	7.5000	184,880	343	360	78.02	91.54	695	36.11
7.250 - 7.499	14	2,793,992	5.69	7.6858	7.4321	354	6	7.6250	7.7500	199,571	331	360	78.52	88.38	649	39.12
7.500 - 7.749	12	3,200,641	6.52	7.9833	7.7295	358	2	7.8750	8.0000	266,720	348	359	77.01	82.52	704	34.70
7.750 - 7.999	4	874,068	1.78	8.1250	7.8712	358	2	8.1250	8.1250	218,517	357	360	78.26	78.26	688	41.12
8.000 - 8.249	4	488,118	0.99	8.4661	8.2123	357	2	8.3750	8.5000	122,030	353	358	79.97	96.99	706	41.20
8.250 - 8.499	3	528,095	1.08	8.7339	8.4802	358	2	8.6250	8.7500	176,032	358	359	61.65	67.73	642	36.17
8.500 - 8.749	1	341,853	0.70	9.0000	8.7463	349	11	9.0000	9.0000	341,853	349	349	80.00	80.00	624	0.00
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**5.8750**	**9.0000**	**239,382**	**238**	**360**	**73.94**	**81.45**	**707**	**35.84**

Collateral Grouped by Remaining Term

REMAINING TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
180 - 359	187	45,967,657	93.67	6.9525	6.6931	357	3	5.8750	9.0000	245,816	238	359	73.92	81.33	709	35.87
360 +	18	3,105,566	6.33	6.8666	6.6128	360	0	6.1250	8.1250	172,531	360	360	74.21	83.23	674	35.21
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**5.8750**	**9.0000**	**239,382**	**238**	**360**	**73.94**	**81.45**	**707**	**35.84**

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	2	206,650	0.42	6.6250	6.3713	295	3	6.6250	6.6250	103,325	238	356	21.12	21.12	710	38.80
40.01 - 50.00	2	344,492	0.70	8.2941	8.0403	358	2	6.5000	8.7500	172,246	357	358	44.26	44.26	634	40.48
50.01 - 60.00	14	5,217,297	10.63	6.3941	6.1403	358	2	5.8750	7.7500	372,664	355	360	57.33	59.36	702	36.42
60.01 - 70.00	35	11,895,522	24.24	6.6048	6.3510	356	2	5.8750	8.0000	339,872	238	360	66.99	69.92	719	33.83
70.01 - 79.99	21	4,281,990	8.73	7.3176	7.0639	358	2	6.2500	8.3750	203,904	353	359	75.98	82.33	690	42.10
80.00 - 80.00	120	25,335,667	51.63	7.0894	6.8356	358	2	6.1250	9.0000	211,131	343	360	80.00	91.67	708	35.74
80.01 - 90.00	9	1,582,311	3.22	7.6814	7.4277	349	11	6.5000	8.1250	175,812	331	360	88.29	88.29	676	36.53
95.01 - 100.00	2	209,294	0.43	7.9181	6.4233	356	4	7.6250	8.3750	104,647	356	356	100.00	100.00	750	27.61
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**5.8750**	**9.0000**	**239,382**	**238**	**360**	**73.94**	**81.45**	**707**	**35.84**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {2-4 FAMILY}

Collateral Grouped by Combined Loan-to-Value

O LTV	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	2	206,650	0.42	6.6250	6.3713	295	3	6.6250	6.6250	103,325	238	356	21.12	21.12	710	38.80
40.01 - 50.00	2	344,492	0.70	8.2941	8.0403	358	2	6.5000	8.7500	172,246	357	358	44.26	44.26	634	40.48
50.01 - 60.00	13	4,819,884	9.82	6.3854	6.1316	358	2	5.8750	7.7500	370,760	355	360	57.67	57.67	699	39.72
60.01 - 70.00	26	10,553,043	21.50	6.5459	6.2921	356	2	5.8750	8.0000	405,886	238	360	66.75	66.75	722	32.38
70.01 - 79.99	12	3,174,486	6.47	7.2280	6.9743	358	2	6.3750	8.3750	264,540	353	359	72.32	75.66	703	40.79
80.00 - 80.00	30	6,965,179	14.19	7.0684	6.8146	357	3	6.3750	9.0000	232,173	345	360	80.00	80.00	702	35.66
80.01 - 90.00	30	6,983,163	14.23	7.1097	6.8560	355	4	6.1250	8.7500	232,772	331	360	80.83	89.23	698	35.75
90.01 - 95.00	31	5,645,145	11.50	7.1613	6.9075	358	2	6.2500	8.3750	182,101	347	360	79.68	94.99	704	38.76
95.01 - 100.00	59	10,381,183	21.15	7.1840	6.9052	358	2	6.1250	8.6250	175,952	343	360	79.51	99.99	709	35.99
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**5.8750**	**9.0000**	**239,382**	**238**	**360**	**73.94**	**81.45**	**707**	**35.84**

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Full/Alternative	**59**	**10,429,627**	**21.25**	**6.9901**	**6.7115**	**356**	**4**	**6.0000**	**8.3713**	**176,773**	**78.99**	**89.03**	**704**	**37.67**
0.00 - 10.00	2	323,484	0.66	7.0941	6.8403	347	13	6.7500	7.8713	161,742	82.50	89.99	562	2.17
20.01 - 25.00	4	261,354	0.53	7.4639	6.7188	358	2	6.3750	7.2463	65,338	88.24	97.96	752	22.82
25.01 - 30.00	6	1,174,308	2.39	7.0905	6.7249	358	2	6.3750	7.4963	195,718	81.76	95.84	703	28.86
30.01 - 35.00	14	2,106,930	4.29	6.9744	6.7207	358	2	6.0000	7.8713	150,495	78.58	91.25	725	32.44
35.01 - 40.00	11	2,052,832	4.18	6.9630	6.7093	358	2	6.3750	8.2463	186,621	77.05	89.08	703	38.10
40.01 - 45.00	10	2,076,264	4.23	7.2360	6.9822	352	8	6.5000	8.3713	207,626	80.70	86.60	699	42.56
45.01 - 50.00	11	2,105,069	4.29	6.7553	6.5016	357	3	6.1250	7.1213	191,370	76.98	86.31	706	47.70
50.01 - 55.00	1	329,387	0.67	6.3750	6.1213	358	2	6.3750	6.1213	329,387	75.00	75.00	708	51.41
No Documentation	**17**	**5,040,237**	**10.27**	**6.8276**	**6.5739**	**355**	**2**	**5.8750**	**7.7463**	**296,485**	**66.82**	**69.94**	**713**	**0.00**
0.00 - 10.00	17	5,040,237	10.27	6.8276	6.5739	355	2	5.8750	7.7463	296,485	66.82	69.94	713	0.00
No Income/No Asset	**8**	**1,482,882**	**3.02**	**6.8726**	**6.6189**	**358**	**1**	**6.5000**	**8.1213**	**185,360**	**68.43**	**75.58**	**662**	**0.00**
0.00 - 10.00	8	1,482,882	3.02	6.8726	6.6189	358	1	6.5000	8.1213	185,360	68.43	75.58	662	0.00
No Ratio	**30**	**7,555,799**	**15.40**	**7.0401**	**6.7863**	**358**	**2**	**6.0000**	**8.7463**	**251,860**	**74.11**	**81.92**	**706**	**0.00**
0.00 - 10.00	30	7,555,799	15.40	7.0401	6.7863	358	2	6.0000	8.7463	251,860	74.11	81.92	706	0.00
Stated Income	**79**	**21,066,699**	**42.93**	**6.9908**	**6.7370**	**358**	**2**	**5.8750**	**8.4963**	**266,667**	**73.75**	**81.52**	**711**	**35.66**
0.00 - 10.00	1	584,350	1.19	6.6250	6.3713	358	2	6.6250	6.3713	584,350	64.93	64.93	702	5.11
10.01 - 20.00	7	1,030,636	2.10	7.1795	6.9257	359	1	6.7500	7.3713	147,234	79.85	93.52	740	13.84
20.01 - 25.00	7	2,100,550	4.28	6.7088	6.4551	359	1	6.0000	7.6213	300,079	70.35	74.67	745	21.72
25.01 - 30.00	5	1,193,852	2.43	6.8322	6.5784	358	2	6.3750	7.2463	238,770	71.06	90.40	748	26.50
30.01 - 35.00	10	2,469,270	5.03	7.4294	7.1756	358	2	6.6250	8.4963	246,927	79.55	88.01	710	32.89
35.01 - 40.00	22	5,862,148	11.95	6.6896	6.4358	359	1	5.8750	8.4963	266,461	72.81	78.98	711	37.31
40.01 - 45.00	12	4,139,191	8.43	6.9537	6.7000	357	3	6.2500	7.8713	344,933	73.14	78.63	687	43.19
45.01 - 50.00	13	3,331,513	6.79	7.5134	7.2597	358	2	6.6250	7.8713	256,270	75.29	86.61	697	47.96
50.01 - 55.00	2	355,191	0.72	6.6969	6.4432	359	1	6.5000	6.4963	177,595	67.38	67.38	694	51.09
Stated/Stated	**12**	**3,497,978**	**7.13**	**6.5575**	**6.3038**	**348**	**4**	**6.0000**	**7.7463**	**291,498**	**72.29**	**76.41**	**704**	**31.47**
0.00 - 10.00	3	897,409	1.83	6.7953	6.5416	358	2	6.6250	7.3713	299,136	70.11	70.11	708	3.51
20.01 - 25.00	2	343,324	0.70	6.9194	6.6657	358	2	6.5000	7.7463	171,662	80.00	80.00	694	22.90
40.01 - 45.00	5	1,630,698	3.32	6.3976	6.1439	339	5	6.0000	6.7463	326,140	68.91	71.98	702	42.88
45.01 - 50.00	2	626,547	1.28	6.4348	6.1810	352	8	6.3750	6.2463	313,274	80.00	95.00	709	46.50
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**5.8750**	**8.7463**	**239,382**	**73.94**	**81.45**	**707**	**35.84**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {2-4 FAMILY}

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Cash Out Refinance	55	16,955,974	34.55	6.6319	6.3782	355	3	6	9	308,290	67	68	698	34.22
Purchase	143	30,152,634	61.44	7.1133	6.8510	358	2	6	9	210,858	78	89	713	36.55
Rate/Term Refinance	7	1,964,614	4.00	7.1137	6.8600	358	2	7	8	280,659	77	82	686	37.57
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**6**	**9**	**239,382**	**74**	**81**	**707**	**35.84**

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
2-4 Family	205	49,073,223	100.00	6.9470	6.6880	357	2	5.8750	9.0000	239,382	73.94	81.45	707	35.84
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**5.8750**	**9.0000**	**239,382**	**73.94**	**81.45**	**707**	**35.84**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Investor	148	33,140,877	67.53	7.0300	6.7684	357	2	5.8750	9.0000	223,925	73.60	79.77	713	33.44
Owner Occupied	57	15,932,346	32.47	6.7743	6.5206	356	3	5.8750	8.7500	279,515	74.64	84.93	694	41.37
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**5.8750**	**9.0000**	**239,382**	**73.94**	**81.45**	**707**	**35.84**

Collateral Grouped by Mortgage Ins. Company

MI	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
GE Capital MI	2	157,397	0.32	8.1250	7.8713	360	1	8.1250	8.1250	78,698	90.00	90.00	625	16.61
No MI	194	47,281,618	96.35	6.9181	6.6644	357	2	5.8750	9.0000	243,720	73.34	81.13	708	35.86
PMI	2	209,294	0.43	7.9181	6.4233	356	4	7.6250	8.3750	104,647	100.00	100.00	750	27.61
Radian Guaranty	3	338,324	0.69	7.5594	7.3057	358	2	6.8750	8.1250	112,775	89.00	89.00	710	34.53
Republic MIC	2	167,627	0.34	6.8139	6.5602	347	13	6.5000	7.5000	83,814	89.96	89.96	708	22.21
Triad Guaranty	1	468,962	0.96	7.6250	7.3713	331	29	7.6250	7.6250	468,962	84.96	84.96	601	40.67
United Guaranty	1	450,000	0.92	8.0000	7.7463	358	2	8.0000	8.0000	450,000	90.00	90.00	735	41.77
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**5.8750**	**9.0000**	**239,382**	**73.94**	**81.45**	**707**	**35.84**

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
AK	1	468,962	0.96	7.6250	7.3713	331	29	7.6250	7.6250	468,962	84.96	84.96	601	40.67
AL	2	217,427	0.44	7.1747	6.9209	359	1	6.7500	7.6250	108,714	80.00	94.85	706	41.18
AZ	6	1,225,388	2.50	7.4581	7.2044	359	1	6.7500	8.0000	204,231	78.05	83.87	730	33.40
CA	24	10,423,210	21.24	6.6636	6.4098	358	2	5.8750	8.0000	434,300	68.58	71.94	728	37.34
CO	4	964,595	1.97	6.8765	6.6227	358	2	6.7500	7.0000	241,149	80.00	100.00	697	32.54
CT	6	1,486,420	3.03	7.1333	6.8795	358	2	6.7500	8.5000	247,737	70.13	80.86	686	37.43
DC	5	2,312,109	4.71	6.6164	6.3627	358	2	6.1250	7.7500	462,422	69.69	75.05	710	22.27
DE	2	201,828	0.41	6.9404	6.6866	358	2	6.6250	7.2500	100,914	80.00	89.90	694	36.35
FL	12	1,718,062	3.50	6.8495	6.5958	357	3	6.3750	7.5000	143,172	76.95	88.82	733	31.84
GA	5	966,168	1.97	7.2098	6.9560	355	5	6.7500	7.8750	193,234	80.00	96.12	684	21.38
ID	2	135,000	0.28	7.1842	6.9304	359	1	7.1250	7.2500	67,500	79.51	97.02	703	32.12
IL	14	3,579,633	7.29	6.2775	6.0238	359	1	5.8750	8.0000	255,688	68.88	73.74	712	28.08
IN	4	339,397	0.69	7.5342	7.2805	360	1	6.8750	8.1250	84,849	84.64	88.88	658	29.31
KY	1	162,983	0.33	6.8750	6.6212	359	1	6.8750	6.8750	162,983	80.00	95.00	794	28.81
LA	2	212,475	0.43	7.3750	7.1213	358	2	7.3750	7.3750	106,238	80.00	100.00	679	43.48

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {2-4 FAMILY}

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
MA	7	2,090,250	4.26	6.9379	6.6841	358	2	6.2500	7.7500	298,607	69.22	74.56	648	32.08
MD	2	402,009	0.82	6.9781	6.7243	359	1	6.7500	7.5000	201,004	72.70	77.60	697	50.19
ME	4	658,277	1.34	6.7307	6.4769	358	1	6.5000	6.8750	164,569	82.13	92.19	686	38.67
MI	1	48,887	0.10	7.3750	7.1213	357	3	7.3750	7.3750	48,887	70.00	90.00	767	29.28
MN	4	1,178,450	2.40	6.7623	6.5086	358	2	6.3750	7.2500	294,612	80.00	95.41	723	40.05
MO	3	360,606	0.73	6.9394	6.6857	357	3	6.6250	7.2500	120,202	78.19	88.15	663	37.03
MT	2	365,649	0.75	6.5000	6.2462	359	1	6.5000	6.5000	182,824	74.93	78.54	708	30.36
NH	1	232,127	0.47	7.1250	6.8713	358	2	7.1250	7.1250	232,127	76.23	76.23	775	0.00
NJ	30	7,817,728	15.93	7.1128	6.8591	355	2	6.0000	8.7500	260,591	76.11	86.77	699	40.76
NV	2	494,648	1.01	6.5000	6.2463	357	3	6.5000	6.5000	247,324	80.00	80.00	713	29.87
NY	21	5,616,456	11.45	7.3404	7.0866	352	6	6.0000	9.0000	267,450	74.27	78.26	710	41.51
OH	7	783,518	1.60	7.3881	6.9705	356	4	6.3750	8.3750	111,931	81.89	96.54	688	34.63
OR	1	308,000	0.63	6.7500	6.4963	357	3	6.7500	6.7500	308,000	80.00	90.00	752	38.93
PA	10	808,377	1.65	7.4888	7.2351	358	1	6.3750	8.6250	80,838	76.90	83.87	714	32.55
TN	1	86,221	0.18	7.5000	7.2463	358	2	7.5000	7.5000	86,221	77.51	100.00	624	43.93
TX	6	798,444	1.63	7.2317	6.9780	359	1	6.8750	7.6250	133,074	78.44	94.97	690	34.51
UT	3	577,985	1.18	7.2068	6.9531	359	1	6.8750	7.3750	192,662	80.00	87.75	686	33.65
WA	7	1,685,593	3.43	7.1824	6.8507	359	1	6.3750	7.6250	240,799	79.26	85.91	699	36.06
WI	3	346,340	0.71	7.4052	7.1515	359	1	7.2500	7.5000	115,447	74.31	100.00	708	39.58
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**5.8750**	**9.0000**	**239,382**	**73.94**	**81.45**	**707**	**35.84**

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
500 - 549	1	242,537	0.49	6.7500	6.4963	343	17	6.7500	6.7500	242,537	80.00	89.98	541	2.23
550 - 599	4	1,345,849	2.74	7.1699	6.9161	359	1	6.6250	7.7500	336,462	64.45	64.45	589	41.96
600 - 624	7	1,576,394	3.21	7.9816	7.7278	348	12	6.7500	9.0000	225,199	74.31	77.21	611	38.25
625 - 649	24	5,325,098	10.85	7.1435	6.8897	358	2	6.3750	8.3750	221,879	74.64	81.39	636	40.99
650 - 674	28	5,485,353	11.18	7.1010	6.8472	352	3	6.1250	8.7500	195,905	76.92	89.67	664	36.18
675 - 699	36	7,764,715	15.82	6.9206	6.6503	358	2	5.8750	8.6250	215,687	74.60	82.05	689	37.74
700 - 724	22	6,039,308	12.31	7.1460	6.8922	358	2	6.3750	8.1250	274,514	74.23	82.06	710	31.64
725 - 749	36	9,620,008	19.60	6.7107	6.4570	358	1	5.8750	8.5000	267,222	72.15	80.45	735	37.49
750 - 774	21	6,261,844	12.76	6.8030	6.5492	357	3	6.0000	8.0000	298,183	74.54	80.80	761	34.35
775 - 799	22	4,019,276	8.19	6.6377	6.3513	355	2	5.8750	8.0000	182,694	72.18	78.40	790	32.15
800 +	4	1,392,840	2.84	6.6943	6.4405	358	2	6.0000	7.5000	348,210	77.01	81.50	802	32.59
TOTAL	**205**	**49,073,223**	**100.00**	**6.9470**	**6.6880**	**357**	**2**	**5.8750**	**9.0000**	**239,382**	**73.94**	**81.45**	**707**	**35.84**

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	**116**	**28,332,095**	**57.73**	**6.9007**	**6.6469**	**356**	**3**	**5.8750**	**8.7500**	**244,242**	**73.20**	**80.93**	**699**	**36.59**
NO PP	116	28,332,095	57.73	6.9007	6.6469	356	3	5.8750	8.7500	244,242	73.20	80.93	699	36.59
Yes	**89**	**20,741,128**	**42.27**	**7.0103**	**6.7440**	**358**	**2**	**5.8750**	**9.0000**	**233,046**	**74.95**	**82.16**	**718**	**34.99**
1Y PP	13	5,099,041	10.39	6.9593	6.7056	357	3	5.8750	9.0000	392,234	73.31	76.31	743	34.84
2Y PP	5	1,216,768	2.48	6.6132	6.3595	359	1	5.8750	7.7500	243,354	73.78	75.99	704	42.95
3Y PP	56	11,070,690	22.56	7.0761	6.7989	358	2	6.0000	8.3750	197,691	75.93	85.82	721	34.77

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {2-4 FAMILY}

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
5Y PP	8	2,113,428	4.31	6.5798	6.3261	356	4	6.1250	7.3750	264,178	71.45	72.60	676	32.72
6M PP	7	1,241,202	2.53	7.7555	7.5018	359	1	6.6250	8.0000	177,315	80.00	95.83	673	34.22
TOTAL	205	49,073,223	100.00	6.9470	6.6880	357	2	5.8750	9.0000	239,382	73.94	81.45	707	35.84

Collateral Grouped by Lien Status

LIEN	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
First Lien	205	49,073,223	100.00	6.9470	6.6880	357	2	5.8750	9.0000	239,382	73.94	81.45	707	35.84
TOTAL	205	49,073,223	100.00	6.9470	6.6880	357	2	5.8750	9.0000	239,382	73.94	81.45	707	35.84

Collateral Grouped by Loan-to-Value & Mtg Ins.

TYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	MAX LTV	WA FICO	WA DTI
LTV GT 80 w MI	11	1,791,605	3.65	7.7091	7.3104	350	10	6.5000	8.3750	162,873	89.66	89.66	100.00	685	35.32
LTV LE 80	194	47,281,618	96.35	6.9181	6.6644	357	2	5.8750	9.0000	243,720	73.34	81.13	80.00	708	35.86
TOTAL	205	49,073,223	100.00	6.9470	6.6880	357	2	5.8750	9.0000	239,382	73.94	81.45	100.00	707	35.84

Collateral Grouped by Balloon Flag

BALLOON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	205	49,073,223	100.00	6.9470	6.6880	357	2	5.8750	9.0000	239,382	73.94	81.45	707	35.84
TOTAL	205	49,073,223	100.00	6.9470	6.6880	357	2	5.8750	9.0000	239,382	73.94	81.45	707	35.84

Collateral Grouped by IO

IO IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg REMAINING TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg O LTV	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO
N	140	31,479,582.69	64.15	7.0432	0.2578	6.7854	356	356	3	5.8750	9.0000	224,854	74.04	81.02	699	37.74
0.000	140	31,479,582.69	64.15	7.0432	0.2578	6.7854	356	356	3	5.8750	9.0000	224,854	74.04	81.02	699	37.74
Y	65	17,593,640.16	35.85	6.7749	0.2612	6.5137	358	358	2	5.8750	8.0000	270,671	73.76	82.21	721	32.76
120.00	56	15,020,215.55	30.61	6.8201	0.2625	6.5576	358	358	2	6.0000	8.0000	268,218	74.24	83.32	719	31.10
60.000	9	2,573,424.61	5.24	6.5112	0.2538	6.2574	359	359	1	5.8750	7.7500	285,936	70.96	75.71	730	39.75
TOTAL	205	49,073,222.85	100.00	6.9470	0.2590	6.6880	357	357	2	5.8750	9.0000	239,382	73.94	81.45	707	35.84

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {STATED DOCS}

Collateral Grouped by Loan Type

DP	Count	Balance	Percent	GWAC	WA Strip	NWAC	Stated WAM	Calc WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30Y	487	102,807,699.31	57.09	6.7086	0.2593	6.4494	358	358	2	5.5000	10.1250	211,104	75.33	84.92	692	37.59
30Y IO	326	77,263,840.27	42.91	6.7161	0.2571	6.4590	359	359	1	5.6250	9.6250	237,006	75.06	86.66	695	35.09
TOTAL	**813**	**180,071,539.58**	**100.00**	**6.7118**	**0.2583**	**6.4535**	**358**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Original Term

STATED ORIGINAL TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
181 - 360	813	180,071,540	100.00	6.7118	6.4535	358	1	5.5000	10.1250	221,490	238	360	75.21	85.66	693	36.52
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**238**	**360**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Original Balance

ORIGINAL BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	46	2,721,644	1.51	7.2821	7.0283	359	1	6.2500	8.7500	59,166	78.49	93.70	697	32.09
75,001 - 359,650	640	111,134,105	61.72	6.7567	6.4955	358	1	5.5000	10.1250	173,647	76.76	89.07	692	37.06
359,651 - 400,000	30	11,515,572	6.39	6.6543	6.4006	358	2	5.7500	8.2500	383,852	73.55	81.95	694	36.40
400,001 - 650,000	82	40,681,122	22.59	6.6329	6.3792	358	2	5.7500	8.1250	496,111	74.08	81.38	697	36.72
650,001 - 1,000,000	11	8,848,541	4.91	6.6695	6.4158	359	1	5.8750	8.1250	804,413	68.00	76.88	690	33.38
1,000,001 +	4	5,170,555	2.87	6.2682	6.0145	359	1	5.8750	6.7500	1,292,639	65.17	65.17	704	31.31
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	46	2,721,644	1.51	7.2821	7.0283	359	1	6.2500	8.7500	59,166	78.49	93.70	697	32.09
75,001 - 359,650	641	111,493,542	61.92	6.7583	6.4971	358	1	5.5000	10.1250	173,937	76.77	89.10	692	37.04
359,651 - 400,000	29	11,156,136	6.20	6.6351	6.3814	358	2	5.7500	8.2500	384,694	73.43	81.47	695	36.57
400,001 - 650,000	82	40,681,122	22.59	6.6329	6.3792	358	2	5.7500	8.1250	496,111	74.08	81.38	697	36.72
650,001 - 1,000,000	11	8,848,541	4.91	6.6695	6.4158	359	1	5.8750	8.1250	804,413	68.00	76.88	690	33.38
1,000,001 +	4	5,170,555	2.87	6.2682	6.0145	359	1	5.8750	6.7500	1,292,639	65.17	65.17	704	31.31
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
20_Yr	**4**	**714,066**	**0.40**	**6.6971**	**6.4434**	**239**	**1**	**6.5000**	**6.7500**	**178,516**	**71.72**	**71.72**	**666**	**29.75**
6.500 - 6.749	2	223,966	0.12	6.5815	6.3277	239	1	6.5000	6.6250	111,983	81.96	81.96	634	37.97
6.750 - 6.999	2	490,100	0.27	6.7500	6.4963	239	1	6.7500	6.7500	245,050	67.05	67.05	680	26.00
30_Yr	**809**	**179,357,474**	**99.60**	**6.7119**	**6.4535**	**359**	**1**	**5.5000**	**10.1250**	**221,703**	**75.23**	**85.72**	**694**	**36.54**
5.500 - 5.749	2	335,064	0.19	5.5569	5.3032	359	1	5.5000	5.6250	167,532	75.45	97.72	717	36.23
5.750 - 5.999	31	10,179,654	5.65	5.8552	5.6015	359	1	5.7500	5.9900	328,376	67.45	75.04	719	38.72
6.000 - 6.249	75	22,381,370	12.43	6.0799	5.8262	358	2	6.0000	6.1250	298,418	71.45	81.45	713	35.48
6.250 - 6.499	135	32,788,787	18.21	6.3162	6.0625	358	2	6.2500	6.3750	242,880	74.82	85.77	707	35.78
6.500 - 6.749	152	35,623,650	19.78	6.5592	6.3054	358	2	6.5000	6.6500	234,366	73.98	83.80	693	35.15
6.750 - 6.999	150	27,364,971	15.20	6.8097	6.5523	359	1	6.7500	6.9900	182,433	76.22	86.75	682	37.15
7.000 - 7.249	74	13,967,770	7.76	7.0541	6.8004	359	1	7.0000	7.1250	188,754	79.48	91.10	685	36.29
7.250 - 7.499	76	15,406,107	8.56	7.3118	7.0340	359	1	7.2500	7.4900	202,712	79.30	92.05	679	37.43

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of the securities or their affiliates.

AC5 GROUP I {STATED DOCS}

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
7.500 - 7.749	54	9,113,286	5.06	7.5477	7.2940	359	1	7.5000	7.6250	168,765	78.44	92.76	683	37.61
7.750 - 7.999	23	4,231,315	2.35	7.7923	7.5019	359	1	7.7500	7.9500	183,970	78.77	88.04	668	37.19
8.000 - 8.249	18	4,968,765	2.76	8.0685	7.8147	358	2	8.0000	8.1250	276,043	79.72	87.06	681	41.05
8.250 - 8.499	5	981,003	0.54	8.3011	8.0473	358	2	8.2500	8.3750	196,201	72.31	76.73	634	43.49
8.500 - 8.749	4	481,140	0.27	8.5862	8.3325	358	2	8.5000	8.6250	120,285	81.96	90.17	614	44.02
8.750 - 8.999	7	982,133	0.55	8.7946	8.3423	358	2	8.7500	8.9900	140,305	71.16	73.87	611	34.99
9.000 - 9.249	1	264,709	0.15	9.0000	8.7463	358	2	9.0000	9.0000	264,709	100.00	100.00	707	44.90
9.500 - 9.749	1	123,250	0.07	9.6250	9.3713	359	1	9.6250	9.6250	123,250	85.00	85.00	633	49.70
10.000 - 10.249	1	164,500	0.09	10.1250	9.8713	358	2	10.1250	10.1250	164,500	85.00	85.00	627	49.80
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Current Net Coupon

CURRENT NET COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
5.000 - 5.249	1	182,464	0.10	5.5000	5.2463	359	1	5.5000	5.5000	182,464	359	359	80.00	100.00	730	33.28
5.250 - 5.499	8	2,070,353	1.15	5.7408	5.4870	358	2	5.6250	5.7500	258,794	357	360	68.91	82.95	728	37.32
5.500 - 5.749	47	16,436,433	9.13	5.9450	5.6851	358	2	5.8750	6.8750	349,711	348	360	68.82	75.87	715	34.67
5.750 - 5.999	113	29,669,517	16.48	6.1897	5.9360	359	1	6.1250	6.2500	262,562	337	360	72.56	83.21	709	36.80
6.000 - 6.249	156	36,478,765	20.26	6.4444	6.1852	358	2	6.2750	7.3750	233,838	239	360	75.20	85.77	698	36.29
6.250 - 6.499	153	32,591,089	18.10	6.6934	6.4297	356	1	6.6250	7.7500	213,014	238	360	74.93	85.03	694	35.15
6.500 - 6.749	116	20,409,570	11.33	6.9265	6.6727	359	1	6.8750	7.0000	175,945	355	360	78.01	88.27	675	37.29
6.750 - 6.999	71	14,040,508	7.80	7.1962	6.9424	359	1	7.1250	7.2500	197,754	357	360	79.62	92.23	684	37.10
7.000 - 7.249	67	12,666,991	7.03	7.4326	7.1788	359	1	7.3750	7.5000	189,060	357	360	77.76	91.47	679	37.54
7.250 - 7.499	34	6,342,374	3.52	7.7062	7.4217	359	2	7.6250	8.7500	186,540	357	360	78.84	90.25	675	37.28
7.500 - 7.749	20	3,622,465	2.01	7.9545	7.7008	359	1	7.8750	8.0000	181,123	356	360	81.67	93.23	698	35.78
7.750 - 7.999	11	3,301,851	1.83	8.1470	7.8932	358	2	8.1250	8.2500	300,168	357	359	76.02	81.12	656	43.08
8.000 - 8.249	4	550,073	0.31	8.4089	8.1552	358	2	8.3750	8.5000	137,518	357	359	75.64	87.59	626	45.20
8.250 - 8.499	7	885,105	0.49	8.7031	8.4494	359	2	8.6250	8.7500	126,444	358	359	71.02	75.95	633	37.83
8.500 - 8.749	3	536,233	0.30	8.9552	8.7014	358	2	8.8750	9.0000	178,744	357	358	87.34	87.34	605	42.94
9.250 - 9.499	1	123,250	0.07	9.6250	9.3713	359	1	9.6250	9.6250	123,250	359	359	85.00	85.00	633	49.70
9.750 - 9.999	1	164,500	0.09	10.1250	9.8713	358	2	10.1250	10.1250	164,500	358	358	85.00	85.00	627	49.80
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**238**	**360**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Remaining Term

REMAINING TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
180 - 359	710	162,255,698	90.11	6.7208	6.4620	358	2	5.5000	10.1250	228,529	238	359	75.19	85.39	696	36.47
360 +	103	17,815,842	9.89	6.6302	6.3764	360	0	5.7500	8.0000	172,969	360	360	75.41	88.17	673	36.93
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**238**	**360**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	3	367,776	0.20	6.6408	6.3871	358	2	5.7500	8.1250	122,592	358	359	21.11	21.11	680	30.28
30.01 - 40.00	5	669,758	0.37	6.3888	6.1350	359	1	6.0000	6.6250	133,952	358	360	34.93	34.93	648	31.57
40.01 - 50.00	8	1,702,718	0.95	6.6281	6.3743	359	1	5.8750	8.7500	212,840	358	359	45.34	57.92	667	36.36

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {STATED DOCS}

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
50.01 - 60.00	33	12,763,829	7.09	6.2984	6.0447	359	1	5.7500	7.7500	386,783	357	360	56.46	59.93	686	37.43
60.01 - 70.00	116	33,288,230	18.49	6.4996	6.2459	357	2	5.6250	8.3750	286,968	238	360	67.09	73.93	701	34.33
70.01 - 79.99	137	30,024,809	16.67	6.7215	6.4678	358	2	5.8750	8.9900	219,159	239	360	76.95	85.34	693	35.79
80.00 - 80.00	476	94,954,396	52.73	6.8003	6.5466	359	1	5.5000	8.7500	199,484	337	360	80.00	94.06	692	37.16
80.01 - 90.00	22	4,228,116	2.35	7.4057	6.9945	358	2	6.0000	10.1250	192,187	356	360	89.30	89.55	696	40.95
90.01 - 95.00	12	1,807,200	1.00	6.9807	6.6412	353	2	6.1250	8.7500	150,600	239	360	94.59	94.59	719	39.99
95.01 - 100.00	1	264,709	0.15	9.0000	8.7463	358	2	9.0000	9.0000	264,709	358	358	100.00	100.00	707	44.90
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**238**	**360**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Combined Loan-to-Value

O LTV	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	3	367,776	0.20	6.6408	6.3871	358	2	5.7500	8.1250	122,592	358	359	21.11	21.11	680	30.28
30.01 - 40.00	5	669,758	0.37	6.3888	6.1350	359	1	6.0000	6.6250	133,952	358	360	34.93	34.93	648	31.57
40.01 - 50.00	6	1,153,126	0.64	6.9545	6.7007	359	1	6.1250	8.7500	192,188	358	359	43.43	43.43	633	32.47
50.01 - 60.00	28	11,295,216	6.27	6.3063	6.0526	359	1	5.7500	7.7500	403,401	357	360	56.79	56.79	683	38.24
60.01 - 70.00	76	22,758,973	12.64	6.4495	6.1958	356	2	5.7500	8.3750	299,460	238	360	66.16	66.67	699	33.49
70.01 - 79.99	62	17,765,745	9.87	6.6581	6.4044	357	2	5.8750	8.9900	286,544	239	360	74.39	75.70	687	33.77
80.00 - 80.00	82	20,648,890	11.47	6.9321	6.6784	358	2	5.8750	8.6250	251,816	338	360	79.31	80.00	668	36.16
80.01 - 90.00	87	22,655,643	12.58	6.8098	6.5311	359	1	5.7500	10.1250	260,410	356	360	78.07	89.09	695	38.01
90.01 - 95.00	95	18,409,811	10.22	6.8148	6.5527	358	2	5.6250	8.7500	193,787	239	360	80.24	94.79	710	37.26
95.01 - 100.00	369	64,346,601	35.73	6.7553	6.5000	359	1	5.5000	9.0000	174,381	337	360	79.41	99.85	699	37.58
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**238**	**360**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Stated Income	**717**	**158,082,849**	**87.79**	**6.7009**	**6.4432**	**358**	**1**	**5.5000**	**9.8713**	**220,478**	**75.49**	**86.35**	**695**	**36.69**
0.00 - 10.00	5	2,553,052	1.42	6.3109	6.0572	359	1	6.0000	6.9963	510,610	71.38	72.47	721	6.74
10.01 - 20.00	33	4,692,580	2.61	6.7663	6.5126	359	1	5.7500	7.3713	142,199	72.28	86.14	712	16.02
20.01 - 25.00	40	8,754,163	4.86	6.6525	6.3988	358	2	5.8750	7.8713	218,854	73.38	79.98	706	22.33
25.01 - 30.00	70	16,080,909	8.93	6.6503	6.3965	358	1	5.8750	8.4963	229,727	75.30	87.73	698	27.69
30.01 - 35.00	122	26,772,563	14.87	6.6878	6.4303	359	1	5.5000	8.4963	219,447	74.52	85.08	694	32.89
35.01 - 40.00	164	35,330,665	19.62	6.5888	6.3302	359	1	5.6250	8.4963	215,431	76.54	87.81	702	37.37
40.01 - 45.00	168	37,465,788	20.81	6.8016	6.5478	358	1	5.7500	8.1213	223,011	76.15	87.62	680	42.60
45.01 - 50.00	104	24,041,779	13.35	6.7908	6.5224	359	1	5.7500	9.8713	231,171	76.05	87.59	695	47.62
50.01 - 55.00	11	2,391,349	1.33	6.8302	6.5764	358	2	5.8750	7.7463	217,395	74.58	76.04	696	52.20
Stated/Stated	**96**	**21,988,690**	**12.21**	**6.7900**	**6.5274**	**355**	**2**	**5.8750**	**8.7463**	**229,049**	**73.22**	**80.73**	**683**	**35.29**
0.00 - 10.00	4	1,895,597	1.05	6.6398	6.3861	358	2	6.5000	7.3713	473,899	66.62	69.97	710	5.21
10.01 - 20.00	3	1,086,879	0.60	6.6135	6.3597	328	1	6.2500	6.6213	362,293	69.84	69.84	664	17.33
20.01 - 25.00	4	547,562	0.30	6.9352	6.6814	358	2	6.3750	7.7463	136,891	77.92	81.21	686	22.83
25.01 - 30.00	12	1,796,844	1.00	6.6367	6.2744	358	2	5.8750	7.6213	149,737	74.18	82.47	718	27.66
30.01 - 35.00	13	2,618,108	1.45	6.7988	6.5451	358	2	6.1250	8.4963	201,393	72.09	79.27	684	31.67
35.01 - 40.00	20	3,617,550	2.01	7.0365	6.7827	359	1	6.0000	8.6213	180,878	75.31	87.50	685	37.73
40.01 - 45.00	23	5,638,144	3.13	6.7052	6.4514	353	3	6.0000	8.7463	245,137	76.49	83.03	686	42.94
45.01 - 50.00	14	4,461,868	2.48	6.7764	6.5227	358	2	6.3750	8.7363	318,705	70.01	78.75	660	46.31

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {STATED DOCS}

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
50.01 - 55.00	3	326,138	0.18	7.6971	7.4434	359	1	7.2500	8.3713	108,713	82.90	93.19	662	51.83
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**9.8713**	**221,490**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Cash Out Refinance	203	55,855,865	31.02	6.6944	6.4323	357	2	6	10	275,152	71	74	678	36.54
Purchase	562	111,401,888	61.87	6.7366	6.4796	358	1	6	10	198,224	78	92	702	36.38
Rate/Term Refinance	48	12,813,787	7.12	6.5725	6.3187	359	1	6	8	266,954	72	80	685	37.62
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**6**	**10**	**221,490**	**75**	**86**	**693**	**36.52**

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
2-4 Family	91	24,564,677	13.64	6.9291	6.6753	357	2	5.8750	8.7500	269,942	73.54	80.79	710	35.06
CO-OP	1	219,791	0.12	6.2500	5.9963	359	1	6.2500	6.2500	219,791	41.51	41.51	659	14.44
Condominium	60	12,994,463	7.22	6.7692	6.4885	358	2	5.8750	8.7500	216,574	76.78	85.90	705	35.28
Hi-Rise Condo	7	1,803,122	1.00	7.0338	6.7800	358	2	6.0000	8.2500	257,589	68.75	69.95	699	34.96
PUD	148	35,465,362	19.70	6.6994	6.4456	358	1	5.5000	10.1250	239,631	76.47	90.31	696	38.04
Single Family	500	104,294,512	57.92	6.6532	6.3950	358	1	5.6250	9.6250	208,589	75.17	85.56	687	36.54
Townhouse	6	729,613	0.41	6.6956	6.4419	359	1	6.2500	7.8750	121,602	74.34	87.22	696	40.85
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Investor	243	45,068,505	25.03	6.9682	6.7144	359	1	5.8750	10.1250	185,467	74.59	82.70	712	33.40
Owner Occupied	536	127,486,610	70.80	6.6180	6.3605	358	1	5.5000	9.0000	237,848	75.39	86.78	687	38.01
Second Home	34	7,516,424	4.17	6.7660	6.4656	354	2	5.6250	8.7500	221,071	75.95	84.46	697	29.80
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Mortgage Ins. Company

MI	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
GE Capital MI	8	1,282,725	0.71	7.1571	6.9034	358	2	6.6250	8.7500	160,341	91.49	91.49	671	47.38
Mortgage Guaranty In	1	236,815	0.13	7.2500	6.9963	359	1	7.2500	7.2500	236,815	94.80	94.80	706	47.37
No MI	779	174,036,224	96.65	6.6922	6.4384	358	1	5.5000	9.0000	223,410	74.67	85.48	693	36.37
PMI	5	1,046,290	0.58	6.7321	6.4784	358	2	6.1250	7.0000	209,258	91.34	91.34	712	41.61
Radian Guaranty	15	2,425,255	1.35	7.6157	7.0235	355	1	6.0000	10.1250	161,684	90.19	90.61	704	37.90
Republic MIC	2	212,954	0.12	6.9324	6.6786	360	1	6.8750	7.0000	106,477	92.33	92.33	724	31.21
United Guaranty	3	831,276	0.46	7.2660	7.0123	357	3	6.2500	8.0000	277,092	89.94	89.94	732	37.68
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
AL	6	590,863	0.33	6.4987	6.2449	359	1	6.1250	8.1250	98,477	78.60	98.58	701	32.59

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {STATED DOCS}

Collateral Grouped by State														
STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
AZ	56	11,537,649	6.41	6.7244	6.4707	358	1	5.6250	7.8750	206,029	76.70	87.78	699	37.09
CA	131	40,272,734	22.36	6.4831	6.2294	359	1	5.7500	8.2500	307,425	71.65	80.30	702	36.67
CO	23	4,329,381	2.40	6.7119	6.4582	359	1	6.0000	8.1250	188,234	79.57	97.55	701	35.64
CT	8	2,381,337	1.32	6.5160	6.2623	358	2	5.7500	7.5000	297,667	71.61	81.17	720	36.45
DC	5	2,691,482	1.49	6.6427	6.3889	358	2	6.3750	7.7500	538,296	68.88	72.15	703	16.93
DE	3	178,205	0.10	8.2466	7.9928	359	1	7.2500	8.7500	59,402	80.00	100.00	685	36.53
FL	100	18,556,970	10.31	6.9382	6.6456	357	1	5.8750	8.7500	185,570	76.70	87.26	697	36.22
GA	62	9,582,256	5.32	6.7924	6.5387	358	2	6.0000	10.1250	154,553	79.11	94.42	701	37.33
HI	4	2,063,307	1.15	6.3585	6.1047	359	1	5.8750	7.2500	515,827	73.45	77.23	726	37.65
ID	4	317,422	0.18	6.9204	6.6667	359	1	6.5000	7.2500	79,356	79.48	97.18	702	35.31
IL	23	4,269,449	2.37	6.8704	6.6167	359	1	6.1250	7.6250	185,628	78.40	93.35	697	33.46
IN	14	2,246,877	1.25	7.1535	6.8997	359	1	5.8750	9.0000	160,491	81.72	94.36	671	39.88
KS	1	139,500	0.08	6.6250	6.3713	359	1	6.6250	6.6250	139,500	79.99	94.98	734	33.91
KY	4	390,750	0.22	6.5095	6.2557	360	0	6.0000	7.0000	97,687	83.75	96.44	682	35.68
LA	4	483,383	0.27	7.1642	6.9105	358	2	6.8750	7.5000	120,846	80.00	92.54	686	39.34
MA	8	3,130,304	1.74	6.4300	6.1762	359	0	6.1250	7.2500	391,288	70.54	79.28	649	39.59
MD	15	5,088,332	2.83	6.6387	6.3850	359	1	5.7500	8.1250	339,222	72.65	79.93	691	43.73
ME	6	1,002,981	0.56	6.9614	6.7076	359	1	6.3750	7.2500	167,164	83.49	92.41	650	40.58
MI	15	1,697,911	0.94	6.6753	6.4215	359	1	5.7500	7.5000	113,194	76.72	86.43	686	37.44
MN	13	2,887,650	1.60	6.7752	6.5215	358	2	6.1250	8.8750	222,127	77.62	86.50	691	38.46
MO	3	327,127	0.18	6.6994	6.4457	358	2	6.2500	7.3750	109,042	78.82	100.00	693	42.37
MS	5	464,202	0.26	7.3105	7.0568	359	1	6.6250	8.6250	92,840	80.86	95.89	695	28.74
MT	4	696,606	0.39	6.5243	6.2706	359	1	6.3750	6.7500	174,152	77.34	88.74	683	34.90
NC	19	2,822,728	1.57	6.8544	6.6006	359	1	6.2500	8.0000	148,565	76.31	87.13	663	36.46
NE	2	169,600	0.09	6.9357	6.6820	360	0	6.7500	7.8750	84,800	78.35	78.35	600	25.53
NH	2	629,367	0.35	6.6000	6.3462	359	1	6.3750	6.7500	314,683	80.00	80.00	607	31.23
NJ	57	16,197,375	8.99	6.9327	6.6789	355	2	5.8750	8.7500	284,164	75.32	83.02	669	38.48
NM	2	342,934	0.19	6.4827	6.2289	359	1	6.2500	6.7500	171,467	76.20	80.86	727	28.88
NV	15	4,701,957	2.61	6.5594	6.3056	359	1	5.8750	7.5000	313,464	71.44	80.19	672	40.62
NY	25	8,738,843	4.85	6.9173	6.6635	357	3	6.0000	8.1250	349,554	73.87	79.27	699	38.66
OH	5	471,514	0.26	7.2454	6.9916	360	1	6.6250	7.6250	94,303	79.67	96.70	700	35.68
OK	7	1,006,825	0.56	6.8453	6.5916	359	1	6.3750	7.5000	143,832	79.51	92.06	676	30.51
OR	9	1,251,691	0.70	6.4848	6.2310	359	1	5.7500	7.2500	139,077	77.26	89.76	689	31.70
PA	20	3,413,800	1.90	6.6148	6.3611	359	1	5.8750	8.1250	170,690	73.61	87.40	715	40.27
SC	5	783,180	0.43	6.6520	6.2699	358	2	5.8750	7.6250	156,636	75.18	80.87	714	36.03
TN	1	360,000	0.20	6.5000	6.2463	360	0	6.5000	6.5000	360,000	80.00	100.00	689	41.06
TX	67	8,725,628	4.85	6.7180	6.4642	359	1	5.5000	8.9900	130,233	79.29	96.04	698	33.76
UT	11	2,150,621	1.19	6.8935	6.6398	359	1	6.1250	7.7500	195,511	75.65	88.48	699	28.62
VA	19	4,919,537	2.73	6.7794	6.5256	359	1	5.7500	7.8750	258,923	78.87	93.40	686	38.30
WA	25	6,557,115	3.64	6.5592	6.3054	359	1	6.0000	7.5000	262,285	76.91	89.13	697	34.71
WI	4	503,960	0.28	6.7927	6.5389	357	3	6.1250	7.2500	125,990	73.74	94.11	719	41.27
WY	1	998,187	0.55	6.5000	6.2463	358	2	6.5000	6.5000	998,187	63.49	69.84	712	6.73
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**75.21**	**85.66**	**693**	**36.52**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {STATED DOCS}

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0 - 0	2	215,741	0.12	6.7362	6.4824	359	1	6.5000	6.8750	107,870	61.76	74.35	0	40.15
500 - 549	2	271,523	0.15	8.9115	8.6577	358	2	8.8750	8.9900	135,762	75.00	75.00	505	41.03
550 - 599	19	3,560,691	1.98	7.0308	6.7770	359	1	5.7500	8.6250	187,405	66.70	66.70	584	40.41
600 - 624	38	8,773,380	4.87	7.0288	6.7751	357	1	5.7500	8.7500	230,878	72.80	75.80	616	38.41
625 - 649	105	26,107,889	14.50	6.9552	6.7015	359	1	5.8750	10.1250	248,647	74.69	83.07	637	38.42
650 - 674	137	29,492,302	16.38	6.7867	6.5263	357	2	5.7500	8.7500	215,272	76.28	88.32	665	37.90
675 - 699	153	30,245,513	16.80	6.6943	6.4341	357	1	5.8750	8.7500	197,683	77.22	89.51	688	36.09
700 - 724	128	28,414,237	15.78	6.6254	6.3681	358	1	5.6250	9.0000	221,986	74.64	85.45	712	35.48
725 - 749	118	29,380,338	16.32	6.5403	6.2807	359	1	5.5000	8.0000	248,986	75.43	87.02	736	34.78
750 - 774	65	14,022,771	7.79	6.4975	6.2327	358	2	5.7500	8.0000	215,735	76.16	86.94	761	35.64
775 - 799	40	8,427,724	4.68	6.4542	6.2004	359	2	5.7500	8.0000	210,693	71.52	81.59	787	35.20
800 +	6	1,159,431	0.64	6.8112	6.5574	359	1	6.3750	7.5000	193,238	78.46	98.65	806	31.27
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	**427**	**99,856,950**	**55.45**	**6.6622**	**6.4084**	**358**	**1**	**5.7500**	**10.1250**	**233,857**	**74.80**	**85.33**	**691**	**36.61**
NO PP	427	99,856,950	55.45	6.6622	6.4084	358	1	5.7500	10.1250	233,857	74.80	85.33	691	36.61
Yes	**386**	**80,214,589**	**44.55**	**6.7736**	**6.5096**	**358**	**1**	**5.5000**	**9.0000**	**207,810**	**75.73**	**86.08**	**697**	**36.41**
1Y PP	50	13,948,657	7.75	6.7347	6.4670	358	2	5.6250	8.7500	278,973	72.44	77.65	712	37.45
2Y PP	37	7,495,830	4.16	6.9373	6.6571	358	2	5.8750	8.9900	202,590	76.85	84.82	683	39.86
3Y PP	236	45,569,206	25.31	6.8096	6.5536	359	1	5.5000	9.0000	193,090	76.79	90.19	692	36.10
5Y PP	46	9,199,865	5.11	6.6118	6.3225	355	2	5.7500	8.6250	199,997	74.29	80.05	697	38.16
6M PP	9	2,656,798	1.48	6.5296	6.2759	359	1	6.0000	8.0000	295,200	74.31	80.00	729	21.58
7M PP	1	316,400	0.18	6.2500	5.9963	358	2	6.2500	6.2500	316,400	80.00	90.00	736	36.90
8M PP	7	1,027,832	0.57	6.7548	6.5011	359	1	6.1250	7.1250	146,833	80.00	96.03	715	32.86
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Lien Status

LIEN	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
First Lien	813	180,071,540	100.00	6.7118	6.4535	358	1	5.5000	10.1250	221,490	75.21	85.66	693	36.52
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**75.21**	**85.66**	**693**	**36.52**

Collateral Grouped by Loan-to-Value & Mtg Ins.

TYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	MAX LTV	WA FICO	WA DTI
LTV GT 80 w MI	34	6,035,315	3.35	7.2785	6.8887	357	2	6.0000	10.1250	177,509	90.89	91.06	95.00	703	40.66
LTV GT 80 w/out MI	1	264,709	0.15	9.0000	8.7463	358	2	9.0000	9.0000	264,709	100.00	100.00	100.00	707	44.90
LTV LE 80	778	173,771,515	96.50	6.6886	6.4349	358	1	5.5000	8.9900	223,357	74.63	85.45	80.00	693	36.36
TOTAL	**813**	**180,071,540**	**100.00**	**6.7118**	**6.4535**	**358**	**1**	**5.5000**	**10.1250**	**221,490**	**75.21**	**85.66**	**100.00**	**693**	**36.52**

Collateral Grouped by Balloon Flag

BALLOON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	813	180,071,540	100.00	6.7118	6.4535	358	1	5.5000	10.1250	221,490	75.21	85.66	693	36.52

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {STATED DOCS}

Collateral Grouped by Balloon Flag

BALLOON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
TOTAL	813	180,071,540	100.00	6.7118	6.4535	358	1	5.5000	10.1250	221,490	75.21	85.66	693	36.52

Collateral Grouped by IO

IO / IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg REMAINING TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg O LTV	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO
N	487	102,807,699.31	57.09	6.7086	0.2593	6.4494	358	358	2	5.5000	10.1250	211,104	75.33	84.92	692	37.59
0.000	487	102,807,699.31	57.09	6.7086	0.2593	6.4494	358	358	2	5.5000	10.1250	211,104	75.33	84.92	692	37.59
Y	326	77,263,840.27	42.91	6.7161	0.2571	6.4590	359	359	1	5.6250	9.6250	237,006	75.06	86.66	695	35.09
120.00	261	62,328,730.25	34.61	6.6977	0.2537	6.4439	359	359	1	5.7500	8.3750	238,807	75.69	87.29	694	34.05
60.000	65	14,935,110.02	8.29	6.7928	0.2709	6.5220	359	359	1	5.6250	9.6250	229,771	72.39	84.01	701	39.41
TOTAL	813	180,071,539.58	100.00	6.7118	0.2583	6.4535	358	358	1	5.5000	10.1250	221,490	75.21	85.66	693	36.52

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {< 50,000 BALANCE}

Collateral Grouped by Loan Type

DP	Count	Balance	Percent	GWAC	WA Strip	NWAC	Stated WAM	Calc WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30Y	13	542,087.27	85.97	7.7409	0.2537	7.4871	359	359	1	7.1250	8.7500	41,699	76.59	95.18	699	31.76
30Y IO	2	88,450.00	14.03	7.4160	0.2537	7.1622	358	358	2	7.0000	7.8750	44,225	77.10	97.62	717	37.80
TOTAL	**15**	**630,537.27**	**100.00**	**7.6953**	**0.2537**	**7.4416**	**359**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**76.66**	**95.52**	**701**	**32.67**

Collateral Grouped by Original Term

STATED ORIGINAL TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
181 - 360	15	630,537	100.00	7.6953	7.4416	359	1	7.0000	8.7500	42,036	357	360	76.66	95.52	701	32.67
TOTAL	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**357**	**360**	**76.66**	**95.52**	**701**	**32.67**

Collateral Grouped by Original Balance

ORIGINAL BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	15	630,537	100.00	7.6953	7.4416	359	1	7.0000	8.7500	42,036	76.66	95.52	701	32.67
TOTAL	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**76.66**	**95.52**	**701**	**32.67**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	15	630,537	100.00	7.6953	7.4416	359	1	7.0000	8.7500	42,036	76.66	95.52	701	32.67
TOTAL	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**76.66**	**95.52**	**701**	**32.67**

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30_Yr	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**76.66**	**95.52**	**701**	**32.67**
7.000 - 7.249	2	86,368	13.70	7.0578	6.8041	358	2	7.0000	7.1250	43,184	80.00	100.00	752	37.26
7.250 - 7.499	4	173,940	27.59	7.2851	7.0314	359	2	7.2500	7.3750	43,485	73.44	97.19	717	28.68
7.500 - 7.749	2	81,913	12.99	7.6250	7.3713	359	1	7.6250	7.6250	40,956	80.00	100.00	702	37.12
7.750 - 7.999	3	112,720	17.88	7.8277	7.5739	359	1	7.7500	7.8750	37,573	71.45	79.32	629	30.88
8.000 - 8.249	2	90,824	14.40	8.1250	7.8713	359	1	8.1250	8.1250	45,412	80.00	99.99	684	24.79
8.500 - 8.749	1	44,795	7.10	8.5000	8.2463	358	2	8.5000	8.5000	44,795	79.95	99.91	779	47.48
8.750 - 8.999	1	39,977	6.34	8.7500	8.4963	359	1	8.7500	8.7500	39,977	80.00	100.00	684	27.98
TOTAL	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**76.66**	**95.52**	**701**	**32.67**

Collateral Grouped by Current Net Coupon

CURRENT NET COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
6.500 - 6.749	1	46,400	7.36	7.0000	6.7463	358	2	7.0000	7.0000	46,400	358	358	80.00	100.00	730	45.45
6.750 - 6.999	4	165,020	26.17	7.2197	6.9660	359	1	7.1250	7.2500	41,255	359	360	76.04	100.00	716	28.28
7.000 - 7.249	1	48,887	7.75	7.3750	7.1213	357	3	7.3750	7.3750	48,887	357	357	70.00	90.00	767	29.28
7.250 - 7.499	3	124,583	19.76	7.6678	7.4141	359	1	7.6250	7.7500	41,528	359	359	76.57	89.72	659	37.14
7.500 - 7.749	2	70,050	11.11	7.8750	7.6213	359	1	7.8750	7.8750	35,025	359	360	72.34	85.00	661	27.04
7.750 - 7.999	2	90,824	14.40	8.1250	7.8713	359	1	8.1250	8.1250	45,412	359	359	80.00	99.99	684	24.79
8.000 - 8.249	1	44,795	7.10	8.5000	8.2463	358	2	8.5000	8.5000	44,795	358	358	79.95	99.91	779	47.48
8.250 - 8.499	1	39,977	6.34	8.7500	8.4963	359	1	8.7500	8.7500	39,977	359	359	80.00	100.00	684	27.98
TOTAL	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**357**	**360**	**76.66**	**95.52**	**701**	**32.67**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {< 50,000 BALANCE}

Collateral Grouped by Remaining Term

REMAINING TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
180 - 359	12	521,001	82.63	7.7553	7.5016	359	2	7.0000	8.7500	43,417	357	359	76.49	96.19	704	35.23
360 +	3	109,536	17.37	7.4098	7.1560	360	1	7.2500	7.8750	36,512	360	360	77.44	92.33	689	21.61
TOTAL	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**357**	**360**	**76.66**	**95.52**	**701**	**32.67**

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
60.01 - 70.00	4	163,073	25.86	7.5256	7.2719	359	1	7.2500	7.8750	40,768	357	360	68.67	84.00	658	33.89
70.01 - 79.99	2	86,845	13.77	8.1974	7.9436	358	2	7.8750	8.5000	43,423	358	359	77.02	97.53	742	38.71
80.00 - 80.00	9	380,618	60.36	7.6534	7.3997	359	1	7.0000	8.7500	42,291	358	360	80.00	100.00	711	30.50
TOTAL	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**357**	**360**	**76.66**	**95.52**	**701**	**32.67**

Collateral Grouped by Combined Loan-to-Value

O LTV	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
60.01 - 70.00	2	70,670	11.21	7.7995	7.5458	359	1	7.7500	7.8750	35,335	359	360	70.00	70.00	585	31.78
80.01 - 90.00	1	48,887	7.75	7.3750	7.1213	357	3	7.3750	7.3750	48,887	357	357	70.00	90.00	767	29.28
90.01 - 95.00	1	42,050	6.67	7.8750	7.6213	359	1	7.8750	7.8750	42,050	359	359	73.90	94.99	702	29.37
95.01 - 100.00	11	468,930	74.37	7.6969	7.4431	359	1	7.0000	8.7500	42,630	358	360	78.60	99.99	712	33.55
TOTAL	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**357**	**360**	**76.66**	**95.52**	**701**	**32.67**

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Full/Alternative	**7**	**309,474**	**49.08**	**7.4430**	**7.1893**	**359**	**2**	**7.0000**	**8.2463**	**44,211**	**76.30**	**98.41**	**724**	**34.58**
10.01 - 20.00	1	47,963	7.61	7.2500	6.9963	360	1	7.2500	6.9963	47,963	80.00	100.00	678	15.88
25.01 - 30.00	2	88,855	14.09	7.2625	7.0088	358	2	7.1250	7.1213	44,428	74.50	94.50	771	28.59
30.01 - 35.00	1	37,945	6.02	7.6250	7.3713	359	2	7.6250	7.3713	37,945	80.00	100.00	679	34.61
40.01 - 45.00	1	43,516	6.90	7.2500	6.9963	359	1	7.2500	6.9963	43,516	65.00	100.00	655	42.50
45.01 - 50.00	2	91,195	14.46	7.7368	7.4831	358	2	7.0000	8.2463	45,598	79.98	99.96	754	46.45
No Ratio	**1**	**47,761**	**7.57**	**8.1250**	**7.8713**	**359**	**1**	**8.1250**	**7.8713**	**47,761**	**80.00**	**99.99**	**653**	**0.00**
0.00 - 10.00	1	47,761	7.57	8.1250	7.8713	359	1	8.1250	7.8713	47,761	80.00	99.99	653	0.00
Stated Income	**5**	**187,284**	**29.70**	**7.9787**	**7.7250**	**359**	**1**	**7.2500**	**8.4963**	**37,457**	**76.23**	**88.68**	**671**	**28.72**
20.01 - 25.00	2	71,063	11.27	8.0265	7.7727	359	1	7.8750	7.8713	35,532	76.06	88.18	672	24.30
25.01 - 30.00	2	73,551	11.66	8.0653	7.8115	359	1	7.2500	8.4963	36,775	80.00	100.00	727	28.08
35.01 - 40.00	1	42,670	6.77	7.7500	7.4963	359	1	7.7500	7.4963	42,670	70.00	70.00	575	37.18
Stated/Stated	**2**	**86,018**	**13.64**	**7.7472**	**7.4935**	**359**	**1**	**7.6250**	**7.6213**	**43,009**	**77.02**	**97.55**	**712**	**34.44**
25.01 - 30.00	1	42,050	6.67	7.8750	7.6213	359	1	7.8750	7.6213	42,050	73.90	94.99	702	29.37
35.01 - 40.00	1	43,968	6.97	7.6250	7.3713	359	1	7.6250	7.3713	43,968	80.00	100.00	722	39.29
TOTAL	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.4963**	**42,036**	**76.66**	**95.52**	**701**	**32.67**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Cash Out Refinance	3	119,557	18.96	7.6259	7.3722	358	2	7	8	39,852	70	78	659	30.76
Purchase	12	510,980	81.04	7.7115	7.4578	359	1	7	9	42,582	78	100	711	33.17

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {< 50,000 BALANCE}

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
TOTAL	15	630,537	100.00	7.6953	7.4416	359	1	7	9	42,036	77	96	701	32.67

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
2-4 Family	2	92,403	14.65	7.3161	7.0624	358	2	7.2500	7.3750	46,202	67.65	94.71	714	35.51
Condominium	1	42,050	6.67	7.8750	7.6213	359	1	7.8750	7.8750	42,050	73.90	94.99	702	29.37
Single Family	12	496,084	78.68	7.7507	7.4969	359	1	7.0000	8.7500	41,340	78.57	95.72	699	32.40
TOTAL	15	630,537	100.00	7.6953	7.4416	359	1	7.0000	8.7500	42,036	76.66	95.52	701	32.67

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Investor	13	549,203	87.10	7.6852	7.4314	359	1	7.0000	8.7500	42,246	76.16	94.86	701	32.95
Owner Occupied	2	81,335	12.90	7.7638	7.5101	359	1	7.2500	8.1250	40,667	80.00	99.99	705	28.19
TOTAL	15	630,537	100.00	7.6953	7.4416	359	1	7.0000	8.7500	42,036	76.66	95.52	701	32.67

Collateral Grouped by Mortgage Ins. Company

MI	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No MI	15	630,537	100.00	7.6953	7.4416	359	1	7.0000	8.7500	42,036	76.66	95.52	701	32.67
TOTAL	15	630,537	100.00	7.6953	7.4416	359	1	7.0000	8.7500	42,036	76.66	95.52	701	32.67

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
AL	1	43,063	6.83	8.1250	7.8713	359	2	8.1250	8.1250	43,063	80.00	100.00	718	24.79
AZ	1	42,050	6.67	7.8750	7.6213	359	1	7.8750	7.8750	42,050	73.90	94.99	702	29.37
DE	1	39,977	6.34	8.7500	8.4963	359	1	8.7500	8.7500	39,977	80.00	100.00	684	27.98
MI	1	48,887	7.75	7.3750	7.1213	357	3	7.3750	7.3750	48,887	70.00	90.00	767	29.28
MO	2	81,461	12.92	7.4247	7.1709	359	1	7.2500	7.6250	40,730	71.99	100.00	666	38.83
MS	1	43,968	6.97	7.6250	7.3713	359	1	7.6250	7.6250	43,968	80.00	100.00	722	39.29
NC	1	42,670	6.77	7.7500	7.4963	359	1	7.7500	7.7500	42,670	70.00	70.00	575	37.18
NE	1	28,000	4.44	7.8750	7.6213	360	0	7.8750	7.8750	28,000	70.00	70.00	600	23.55
NJ	1	44,795	7.10	8.5000	8.2463	358	2	8.5000	8.5000	44,795	79.95	99.91	779	47.48
PA	1	47,761	7.57	8.1250	7.8713	359	1	8.1250	8.1250	47,761	80.00	99.99	653	0.00
TX	2	73,542	11.66	7.1821	6.9283	359	1	7.1250	7.2500	36,771	80.00	100.00	777	27.95
WA	1	46,400	7.36	7.0000	6.7463	358	2	7.0000	7.0000	46,400	80.00	100.00	730	45.45
WV	1	47,963	7.61	7.2500	6.9963	360	1	7.2500	7.2500	47,963	80.00	100.00	678	15.88
TOTAL	15	630,537	100.00	7.6953	7.4416	359	1	7.0000	8.7500	42,036	76.66	95.52	701	32.67

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
550 - 599	1	42,670	6.77	7.7500	7.4963	359	1	7.7500	7.7500	42,670	70.00	70.00	575	37.18
600 - 624	1	28,000	4.44	7.8750	7.6213	360	0	7.8750	7.8750	28,000	70.00	70.00	600	23.55
650 - 674	2	91,277	14.48	7.7078	7.4541	359	1	7.2500	8.1250	45,638	72.85	99.99	654	42.50
675 - 699	3	125,884	19.96	7.8394	7.5856	359	1	7.2500	8.7500	41,961	80.00	100.00	680	25.37

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {< 50,000 BALANCE}

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
700 - 724	3	129,082	20.47	7.8732	7.6195	359	1	7.6250	8.1250	43,027	78.01	98.37	714	31.22
725 - 749	1	46,400	7.36	7.0000	6.7463	358	2	7.0000	7.0000	46,400	80.00	100.00	730	45.45
750 - 774	1	48,887	7.75	7.3750	7.1213	357	3	7.3750	7.3750	48,887	70.00	90.00	767	29.28
775 - 799	3	118,337	18.77	7.6810	7.4272	359	1	7.1250	8.5000	39,446	79.98	99.97	778	35.34
TOTAL	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**76.66**	**95.52**	**701**	**32.67**

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	**9**	**382,168**	**60.61**	**7.7990**	**7.5452**	**359**	**1**	**7.2500**	**8.7500**	**42,463**	**77.17**	**96.64**	**687**	**34.18**
NO PP	9	382,168	60.61	7.7990	7.5452	359	1	7.2500	8.7500	42,463	77.17	96.64	687	34.18
Yes	**6**	**248,369**	**39.39**	**7.5358**	**7.2820**	**359**	**2**	**7.0000**	**8.1250**	**41,395**	**75.87**	**93.80**	**723**	**30.65**
3Y PP	6	248,369	39.39	7.5358	7.2820	359	2	7.0000	8.1250	41,395	75.87	93.80	723	30.65
TOTAL	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**76.66**	**95.52**	**701**	**32.67**

Collateral Grouped by Lien Status

LIEN	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
First Lien	15	630,537	100.00	7.6953	7.4416	359	1	7.0000	8.7500	42,036	76.66	95.52	701	32.67
TOTAL	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**76.66**	**95.52**	**701**	**32.67**

Collateral Grouped by Loan-to-Value & Mtg Ins.

TYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	MAX LTV	WA FICO	WA DTI
LTV LE 80	15	630,537	100.00	7.6953	7.4416	359	1	7.0000	8.7500	42,036	76.66	95.52	80.00	701	32.67
TOTAL	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**76.66**	**95.52**	**80.00**	**701**	**32.67**

Collateral Grouped by Balloon Flag

BALLOON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	15	630,537	100.00	7.6953	7.4416	359	1	7.0000	8.7500	42,036	76.66	95.52	701	32.67
TOTAL	**15**	**630,537**	**100.00**	**7.6953**	**7.4416**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**76.66**	**95.52**	**701**	**32.67**

Collateral Grouped by IO

IO IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg REMAINING TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg O LTV	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO
N	**13**	**542,087.27**	**85.97**	**7.7409**	**0.2537**	**7.4871**	**359**	**359**	**1**	**7.1250**	**8.7500**	**41,699**	**76.59**	**95.18**	**699**	**31.76**
0.000	13	542,087.27	85.97	7.7409	0.2537	7.4871	359	359	1	7.1250	8.7500	41,699	76.59	95.18	699	31.76
Y	**2**	**88,450.00**	**14.03**	**7.4160**	**0.2537**	**7.1622**	**358**	**358**	**2**	**7.0000**	**7.8750**	**44,225**	**77.10**	**97.62**	**717**	**37.80**
120.00	2	88,450.00	14.03	7.4160	0.2537	7.1622	358	358	2	7.0000	7.8750	44,225	77.10	97.62	717	37.80
TOTAL	**15**	**630,537.27**	**100.00**	**7.6953**	**0.2537**	**7.4416**	**359**	**359**	**1**	**7.0000**	**8.7500**	**42,036**	**76.66**	**95.52**	**701**	**32.67**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Bear, Stearns & Co. Inc.
rdurden

AC5 GROUP I {> 1,100,000 BALANCE}

Collateral Grouped by Loan Type

DP	Count	Balance	Percent	GWAC	WA Strip	NWAC	Stated WAM	Calc WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30Y	4	5,124,465.47	51.12	6.6362	0.2537	6.3824	359	359	1	5.8750	7.5000	1,281,116	71.49	72.84	683	25.19
30Y IO	3	4,900,000.00	48.88	6.6480	0.2537	6.3942	359	359	1	6.2500	7.3750	1,633,333	54.39	61.91	682	45.57
TOTAL	**7**	**10,024,465.47**	**100.00**	**6.6419**	**0.2537**	**6.3882**	**359**	**359**	**1**	**5.8750**	**7.5000**	**1,432,066**	**63.13**	**67.50**	**683**	**30.75**

Collateral Grouped by Original Term

STATED ORIGINAL TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
181 - 360	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	358	359	63.13	67.50	683	30.75
TOTAL	**7**	**10,024,465**	**100.00**	**6.6419**	**6.3882**	**359**	**1**	**5.8750**	**7.5000**	**1,432,066**	**358**	**359**	**63.13**	**67.50**	**683**	**30.75**

Collateral Grouped by Original Balance

ORIGINAL BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
1,000,001 +	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	63.13	67.50	683	30.75
TOTAL	**7**	**10,024,465**	**100.00**	**6.6419**	**6.3882**	**359**	**1**	**5.8750**	**7.5000**	**1,432,066**	**63.13**	**67.50**	**683**	**30.75**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
1,000,001 +	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	63.13	67.50	683	30.75
TOTAL	**7**	**10,024,465**	**100.00**	**6.6419**	**6.3882**	**359**	**1**	**5.8750**	**7.5000**	**1,432,066**	**63.13**	**67.50**	**683**	**30.75**

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30_Yr	**7**	**10,024,465**	**100.00**	**6.6419**	**6.3882**	**359**	**1**	**5.8750**	**7.5000**	**1,432,066**	**63.13**	**67.50**	**683**	**30.75**
5.750 - 5.999	1	1,198,777	11.96	5.8750	5.6213	359	1	5.8750	5.8750	1,198,777	60.00	60.00	710	49.87
6.000 - 6.249	1	1,422,682	14.19	6.0000	5.7463	359	1	6.0000	6.0000	1,422,682	75.00	75.00	735	7.94
6.250 - 6.499	1	2,000,000	19.95	6.2500	5.9963	358	2	6.2500	6.2500	2,000,000	39.22	39.22	720	0.00
6.500 - 6.749	1	1,500,000	14.96	6.5000	6.2463	359	1	6.5000	6.5000	1,500,000	56.60	56.60	633	45.57
7.250 - 7.499	2	2,778,842	27.72	7.3130	7.0592	359	1	7.2500	7.3750	1,389,421	74.33	90.09	647	21.54
7.500 - 7.749	1	1,124,165	11.21	7.5000	7.2463	359	1	7.5000	7.5000	1,124,165	75.00	75.00	675	0.00
TOTAL	**7**	**10,024,465**	**100.00**	**6.6419**	**6.3882**	**359**	**1**	**5.8750**	**7.5000**	**1,432,066**	**63.13**	**67.50**	**683**	**30.75**

Collateral Grouped by Current Net Coupon

CURRENT NET COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
5.500 - 5.749	2	2,621,459	26.15	5.9428	5.6891	359	1	5.8750	6.0000	1,310,729	359	359	68.14	68.14	724	27.11
5.750 - 5.999	1	2,000,000	19.95	6.2500	5.9963	358	2	6.2500	6.2500	2,000,000	358	358	39.22	39.22	720	0.00
6.000 - 6.249	1	1,500,000	14.96	6.5000	6.2463	359	1	6.5000	6.5000	1,500,000	359	359	56.60	56.60	633	45.57
6.750 - 6.999	1	1,378,842	13.75	7.2500	6.9963	359	1	7.2500	7.2500	1,378,842	359	359	75.00	80.03	614	21.54
7.000 - 7.249	2	2,524,165	25.18	7.4307	7.1769	359	1	7.3750	7.5000	1,262,083	359	359	74.27	88.87	678	0.00
TOTAL	**7**	**10,024,465**	**100.00**	**6.6419**	**6.3882**	**359**	**1**	**5.8750**	**7.5000**	**1,432,066**	**358**	**359**	**63.13**	**67.50**	**683**	**30.75**

Collateral Grouped by Remaining Term

REMAINING TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
180 - 359	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	358	359	63.13	67.50	683	30.75

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Bear, Stearns & Co. Inc.
rdurden

AC5 GROUP I {> 1,100,000 BALANCE}

Collateral Grouped by Remaining Term

REMAINING TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
TOTAL	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	358	359	63.13	67.50	683	30.75

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30.01 - 40.00	1	2,000,000	19.95	6.2500	5.9963	358	2	6.2500	6.2500	2,000,000	358	358	39.22	39.22	720	0.00
50.01 - 60.00	2	2,698,777	26.92	6.2224	5.9686	359	1	5.8750	6.5000	1,349,388	359	359	58.11	58.11	667	47.48
70.01 - 79.99	4	5,325,689	53.13	7.0017	6.7480	359	1	6.0000	7.5000	1,331,422	359	359	74.65	82.87	677	14.63
TOTAL	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	358	359	63.13	67.50	683	30.75

Collateral Grouped by Combined Loan-to-Value

O LTV	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30.01 - 40.00	1	2,000,000	19.95	6.2500	5.9963	358	2	6.2500	6.2500	2,000,000	358	358	39.22	39.22	720	0.00
50.01 - 60.00	2	2,698,777	26.92	6.2224	5.9686	359	1	5.8750	6.5000	1,349,388	359	359	58.11	58.11	667	47.48
70.01 - 79.99	2	2,546,847	25.41	6.6621	6.4083	359	1	6.0000	7.5000	1,273,424	359	359	75.00	75.00	709	7.94
80.01 - 90.00	1	1,378,842	13.75	7.2500	6.9963	359	1	7.2500	7.2500	1,378,842	359	359	75.00	80.03	614	21.54
95.01 - 100.00	1	1,400,000	13.97	7.3750	7.1213	359	1	7.3750	7.3750	1,400,000	359	359	73.68	100.00	680	0.00
TOTAL	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	358	359	63.13	67.50	683	30.75

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Full/Alternative	**1**	**1,378,842**	**13.75**	**7.2500**	**6.9963**	**359**	**1**	**7.2500**	**6.9963**	**1,378,842**	**75.00**	**80.03**	**614**	**21.54**
20.01 - 25.00	1	1,378,842	13.75	7.2500	6.9963	359	1	7.2500	6.9963	1,378,842	75.00	80.03	614	21.54
No Documentation	**1**	**1,124,165**	**11.21**	**7.5000**	**7.2463**	**359**	**1**	**7.5000**	**7.2463**	**1,124,165**	**75.00**	**75.00**	**675**	**0.00**
0.00 - 10.00	1	1,124,165	11.21	7.5000	7.2463	359	1	7.5000	7.2463	1,124,165	75.00	75.00	675	0.00
No Ratio	**2**	**3,400,000**	**33.92**	**6.7132**	**6.4595**	**358**	**2**	**6.2500**	**7.1213**	**1,700,000**	**53.41**	**64.25**	**704**	**0.00**
0.00 - 10.00	2	3,400,000	33.92	6.7132	6.4595	358	2	6.2500	7.1213	1,700,000	53.41	64.25	704	0.00
Stated Income	**2**	**2,621,459**	**26.15**	**5.9428**	**5.6891**	**359**	**1**	**5.8750**	**5.7463**	**1,310,729**	**68.14**	**68.14**	**724**	**27.11**
0.00 - 10.00	1	1,422,682	14.19	6.0000	5.7463	359	1	6.0000	5.7463	1,422,682	75.00	75.00	735	7.94
45.01 - 50.00	1	1,198,777	11.96	5.8750	5.6213	359	1	5.8750	5.6213	1,198,777	60.00	60.00	710	49.87
Stated/Stated	**1**	**1,500,000**	**14.96**	**6.5000**	**6.2463**	**359**	**1**	**6.5000**	**6.2463**	**1,500,000**	**56.60**	**56.60**	**633**	**45.57**
45.01 - 50.00	1	1,500,000	14.96	6.5000	6.2463	359	1	6.5000	6.2463	1,500,000	56.60	56.60	633	45.57
TOTAL	**7**	**10,024,465**	**100.00**	**6.6419**	**6.3882**	**359**	**1**	**5.8750**	**7.2463**	**1,432,066**	**63.13**	**67.50**	**683**	**30.75**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Cash Out Refinance	3	4,900,000	48.88	6.6480	6.3942	359	1	6	7	1,633,333	54	62	682	45.57
Purchase	4	5,124,465	51.12	6.6362	6.3824	359	1	6	8	1,281,116	71	73	683	25.19
TOTAL	7	10,024,465	100.00	6.6419	6.3882	359	1	6	8	1,432,066	63	67	683	30.75

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Hi-Rise Condo	1	1,124,165	11.21	7.5000	7.2463	359	1	7.5000	7.5000	1,124,165	75.00	75.00	675	0.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

AC5 GROUP I {> 1,100,000 BALANCE}

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
PUD	1	1,500,000	14.96	6.5000	6.2463	359	1	6.5000	6.5000	1,500,000	56.60	56.60	633	45.57
Single Family	5	7,400,300	73.82	6.5403	6.2866	359	1	5.8750	7.3750	1,480,060	62.65	68.57	694	25.19
TOTAL	**7**	**10,024,465**	**100.00**	**6.6419**	**6.3882**	**359**	**1**	**5.8750**	**7.5000**	**1,432,066**	**63.13**	**67.50**	**683**	**30.75**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Investor	1	1,124,165	11.21	7.5000	7.2463	359	1	7.5000	7.5000	1,124,165	75.00	75.00	675	0.00
Owner Occupied	6	8,900,300	88.79	6.5335	6.2798	359	1	5.8750	7.3750	1,483,383	61.63	66.55	684	30.75
TOTAL	**7**	**10,024,465**	**100.00**	**6.6419**	**6.3882**	**359**	**1**	**5.8750**	**7.5000**	**1,432,066**	**63.13**	**67.50**	**683**	**30.75**

Collateral Grouped by Mortgage Ins. Company

MI	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No MI	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	63.13	67.50	683	30.75
TOTAL	**7**	**10,024,465**	**100.00**	**6.6419**	**6.3882**	**359**	**1**	**5.8750**	**7.5000**	**1,432,066**	**63.13**	**67.50**	**683**	**30.75**

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
CA	1	1,422,682	14.19	6.0000	5.7463	359	1	6.0000	6.0000	1,422,682	75.00	75.00	735	7.94
FL	1	1,124,165	11.21	7.5000	7.2463	359	1	7.5000	7.5000	1,124,165	75.00	75.00	675	0.00
GA	1	1,378,842	13.75	7.2500	6.9963	359	1	7.2500	7.2500	1,378,842	75.00	80.03	614	21.54
MA	1	2,000,000	19.95	6.2500	5.9963	358	2	6.2500	6.2500	2,000,000	39.22	39.22	720	0.00
MD	1	1,198,777	11.96	5.8750	5.6213	359	1	5.8750	5.8750	1,198,777	60.00	60.00	710	49.87
NV	1	1,500,000	14.96	6.5000	6.2463	359	1	6.5000	6.5000	1,500,000	56.60	56.60	633	45.57
VA	1	1,400,000	13.97	7.3750	7.1213	359	1	7.3750	7.3750	1,400,000	73.68	100.00	680	0.00
TOTAL	**7**	**10,024,465**	**100.00**	**6.6419**	**6.3882**	**359**	**1**	**5.8750**	**7.5000**	**1,432,066**	**63.13**	**67.50**	**683**	**30.75**

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
600 - 624	1	1,378,842	13.75	7.2500	6.9963	359	1	7.2500	7.2500	1,378,842	75.00	80.03	614	21.54
625 - 649	1	1,500,000	14.96	6.5000	6.2463	359	1	6.5000	6.5000	1,500,000	56.60	56.60	633	45.57
675 - 699	2	2,524,165	25.18	7.4307	7.1769	359	1	7.3750	7.5000	1,262,083	74.27	88.87	678	0.00
700 - 724	2	3,198,777	31.91	6.1095	5.8557	358	2	5.8750	6.2500	1,599,388	47.01	47.01	716	49.87
725 - 749	1	1,422,682	14.19	6.0000	5.7463	359	1	6.0000	6.0000	1,422,682	75.00	75.00	735	7.94
TOTAL	**7**	**10,024,465**	**100.00**	**6.6419**	**6.3882**	**359**	**1**	**5.8750**	**7.5000**	**1,432,066**	**63.13**	**67.50**	**683**	**30.75**

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	**5**	**7,477,618**	**74.59**	**6.6351**	**6.3813**	**359**	**1**	**5.8750**	**7.3750**	**1,495,524**	**59.09**	**64.94**	**674**	**38.71**
NO PP	5	7,477,618	74.59	6.6351	6.3813	359	1	5.8750	7.3750	1,495,524	59.09	64.94	674	38.71
Yes	**2**	**2,546,847**	**25.41**	**6.6621**	**6.4083**	**359**	**1**	**6.0000**	**7.5000**	**1,273,424**	**75.00**	**75.00**	**709**	**7.94**
3Y PP	1	1,124,165	11.21	7.5000	7.2463	359	1	7.5000	7.5000	1,124,165	75.00	75.00	675	0.00
6M PP	1	1,422,682	14.19	6.0000	5.7463	359	1	6.0000	6.0000	1,422,682	75.00	75.00	735	7.94

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

AC5 GROUP I {> 1,100,000 BALANCE}

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
TOTAL	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	63.13	67.50	683	30.75

Collateral Grouped by Lien Status

LIEN	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
First Lien	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	63.13	67.50	683	30.75
TOTAL	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	63.13	67.50	683	30.75

Collateral Grouped by Loan-to-Value & Mtg Ins.

TYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	MAX LTV	WA FICO	WA DTI
LTV LE 80	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	63.13	67.50	75.00	683	30.75
TOTAL	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	63.13	67.50	75.00	683	30.75

Collateral Grouped by Balloon Flag

BALLOON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	63.13	67.50	683	30.75
TOTAL	7	10,024,465	100.00	6.6419	6.3882	359	1	5.8750	7.5000	1,432,066	63.13	67.50	683	30.75

Collateral Grouped by IO

IO IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg REMAINING TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg O LTV	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO
N	4	5,124,465.47	51.12	6.6362	0.2537	6.3824	359	359	1	5.8750	7.5000	1,281,116	71.49	72.84	683	25.19
0.000	4	5,124,465.47	51.12	6.6362	0.2537	6.3824	359	359	1	5.8750	7.5000	1,281,116	71.49	72.84	683	25.19
Y	3	4,900,000.00	48.88	6.6480	0.2537	6.3942	359	359	1	6.2500	7.3750	1,633,333	54.39	61.91	682	45.57
120.00	3	4,900,000.00	48.88	6.6480	0.2537	6.3942	359	359	1	6.2500	7.3750	1,633,333	54.39	61.91	682	45.57
TOTAL	7	10,024,465.47	100.00	6.6419	0.2537	6.3882	359	359	1	5.8750	7.5000	1,432,066	63.13	67.50	683	30.75

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Dynamic Credit Collateral Analysis

Deal Name Here: BSABS 2005-AC5 GROUP1

Use only the collateral supporting the tranche we are buying

*** Row D uses total collateral supporting tranche as a denominator, all other rows use ROW TOTALS as a denominator***

I. FICO and LTV

FICO Low	FICO High	LTV	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
500	524	> 65%	0.07	135,761.70	505	41.03	75	8.91147	100.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	0	0.00	0
525	574	> 65%	0.14	180,718.41	551	17.81	82.73	7.27506	28.00	27.26	55.26	44.74	44.74	44.74	0.00	27.26	27.26	0.00	44.74
575	599	> 65%	1.24	245,220.90	587	39.71	75.7	7.10576	74.87	3.52	99.08	0.92	18.42	26.97	0.00	0.00	0	26.46	13.76
600	619	> 70%	1.55	224,339.15	608	34	77.7	6.9727	71.82	11.14	85.90	14.10	11.76	55.20	0.00	5.38	12.2	12.44	26.2
620	639	> 70%	9.18	216,820.80	630	37.96	80.45	7.12084	63.81	20.94	87.35	9.97	8.40	19.24	0.00	6.37	6.3	47.55	56.41
640	659	> 70%	7.73	189,765.81	649	39.12	80.39	7.01957	59.39	22.87	81.89	15.42	8.64	26.01	0.00	8.71	9.08	49.26	64.66
660	679	> 80%	1.22	157,582.32	669	46.85	91.71	7.35674	71.75	21.59	91.78	8.22	2.85	3.28	0.00	54.39	100	16.27	0
680	699	> 80%	1.40	149,917.64	689	39.96	92.12	7.05987	67.48	14.89	66.89	28.00	5.05	30.47	0.00	27.87	93.36	32.04	1.87
700	724	> 80%	1.00	163,767.55	711	36.54	93.54	7.28063	72.51	23.26	57.13	42.87	0.00	31.12	0.00	30.28	92.97	31.07	2.72
725	749	> 80%	1.31	175,038.54	736	37.28	92.56	7.38276	69.93	5.16	51.11	31.70	9.18	25.68	0.00	35.25	100	40.60	2.04
750	max	> 90%	0.73	143,733.26	776	36.17	97.82	7.07215	46.16	16.32	44.71	49.73	4.67	71.23	0.00	3.82	100	53.87	0

II. LTV and DTI

LTV Low	LTV High	DTI	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
70.00%	79.99%	> 50%	0.46	214,354.30	697	52.46	72.87	6.31127	46.21	0.00	46.21	53.79	35.52	51.14	0.00	0.00	0.00	6.33	5.82
80.00%	84.99%	> 50%	0.5	143,992.33	669	52.25	80	6.57226	69.18	30.82	92.16	7.84	0.00	78.29	0.00	0.00	0.00	20.39	70.37
85.00%	89.99%	> 50%	0.13	234,678.05	662	51.15	89.33	6.91231	100.00	0.00	82.46	17.54	0.00	17.54	0.00	0.00	100.00	0.00	0.00
90.00%	94.99%	> 50%	0.12	144,482.56	682	53.45	90	7.92788	100.00	0.00	0.00	100.00	0.00	13.89	0.00	0.00	100.00	0.00	0.00
95.00%	99.99%	> 50%	0.12	220,775.85	739	53.86	95	6.11822	47.29	0.00	100.00	0.00	0.00	100.00	0.00	0.00	100.00	52.71	0.00
100.00%	109.99%	> 50%	0																
110.00%	max	> 50%	0																

III. DTI and FICO

DTI Low	DTI High	FICO	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
20.00%	29.99%	< 550	0.1	122,666.61	0	24.88	69.3	6.72128	42.90	0.00	0.00	0.00	0.00	78.30	0.00	0.00	0	0.00	0
30.00%	34.99%	< 600	0.14	131,847.02	582	31.68	59.88	6.54784	100.00	0.00	100.00	0.00	0.00	29.64	0.00	0.00	0	0.00	0
35.00%	39.99%	< 675	4.98	190,881.14	642	37.63	75.28	6.8217	61.61	20.54	81.17	10.00	9.23	26.86	0.00	0.00	1.96	49.66	45.29
40.00%	44.99%	< 675	7.08	221,537.26	638	42.43	75.15	6.88042	64.06	18.07	83.51	15.14	13.24	27.12	0.00	0.00	2.83	34.58	48.92
45.00%	49.99%	< 700	6.04	220,006.61	652	47.28	77.52	6.91255	56.08	27.67	83.09	15.78	13.53	22.58	0.00	0.00	10.72	32.05	54.59
50.00%	54.99%	< 750	1.53	185,304.27	676	52.41	76.29	6.55904	69.51	13.11	72.54	27.46	11.92	54.14	0.00	0.00	19.35	8.73	23.13
56%	max	< 750	0.03	99,727.49	0	55.61	79.98	6.75	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0	0.00	100

IV. LIMITED AND STATED DOC

FICO Low	FICO High		Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL
500	524		0																		
525	574		0.06	117,435.13	574	34.78	61.74	7.94871	57.37	42.63	100	0	0	0	0	0	0	0	0	0	42.63
575	599		0.77	206,378.92	586	41.14	69.55	6.90635	56.92	0	90.29	9.71	37.93	0	0	0	0	5.15	23.95	0	5.15
600	619		0.86	190,880.33	608	36.91	70.13	6.92492	77.39	9.55	95.81	4.19	8.46	0	0	0	0	27.7	37.04	0	21.28
620	639		4.94	254,126.50	629	38.35	75.66	7.00261	71.79	14.71	87.88	7.27	5.16	0	0	0	2.5	56.74	18.97	0	8.45
640	659		4.2	219,053.26	650	37.78	75.41	6.9794	61.42	21.21	88.8	8.66	8.39	0	0	0	1	43.96	14.87	6.06	12.42
660	679		5.75	229,792.27	670	36.99	76.47	6.70904	66.13	19.98	66.93	28.78	9.39	0	0	0	4.9	39.09	15.1	11.78	6.8
680	699		6.04	193,932.02	690	36.77	77.67	6.66627	57.85	25.91	68.48	27.01	8.31	0	0	0	3.44	41.36	18.77	1.45	16.95
700	724		6.71	213,599.90	712	37.04	74.86	6.59743	53.56	24.24	68.42	30.98	13.21	0	0	0	3.2	39.28	20.41	7.08	7.22
725	749		6.92	249,644.36	736	34.87	75.27	6.53707	54.33	15.73	60.94	36.95	19.99	0	0	0	6.24	58.97	38.66	1.69	5.72
750	max		5.78	208,813.23	773	35.2	75.03	6.51054	46.05	20.33	59.81	33.46	22.95	0	0	0	2.62	39.86	25.58	4.3	17.62

V. High LTV LOANS

LTV	LTV	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL
80.00%	89.99%	42.70	259,401.16	699.00	35.24	67.49	6.52	58.95	18.65	67.11	27.57	13.69	18.91	0.00	16.47	0.00	44.98	26.43	4.55	9.94
90.00%	94.99%	51.70	192,933.36	695.00	37.40	80.27	6.80	54.15	25.25	74.16	22.13	13.36	23.26	0.00	9.12	3.51	47.02	11.80	3.97	8.84
95.00%	99.99%	2.47	162,776.35	685.00	39.98	90.86	7.30	68.35	10.95	64.57	25.79	10.70	17.69	0.00	34.23	96.24	29.44	4.85	8.54	20.30
100.00%	109.99%	2.07	165,308.21	703.00	41.22	95.03	7.40	52.24	30.32	85.51	9.44	0.00	19.08	0.00	48.26	100.00	25.13	4.60	2.87	43.98
110.00%	max	1.06	124,731.40	736.00	35.17	100.00	7.61	65.35	17.07	21.80	78.20	5.24	93.37	0.00	0.00	93.37	52.34	4.00	0.00	25.53

VI. IO LOANS

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL
500	524	0.00																		
525	574	0.00																		
575	599	0.38	288,600.00	594.00	36.08	73.19	7.05	89.69	0.00	100.00	0.00	0.00	57.12	0.00	14.55	0.00	100.00	14.55	0.00	10.31
600	619	0.46	214,875.73	608.00	34.26	68.79	6.60	68.11	31.89	100.00	0.00	0.00	0.00	0.00	0.00	0.00	100.00	13.67	0.00	19.33
620	639	5.29	248,425.27	629.00	37.86	76.27	6.94	62.40	30.16	96.68	3.32	2.82	17.08	0.00	2.12	2.95	100.00	16.10	0.00	6.68
640	659	4.69	231,824.86	650.00	38.17	75.90	6.83	58.36	28.66	86.59	11.64	2.33	29.43	0.00	8.31	2.71	100.00	23.49	6.28	3.68
660	679	4.89	221,153.75	670.00	34.77	76.34	6.71	56.78	26.52	62.97	31.82	11.11	23.98	0.00	11.88	4.05	100.00	25.41	7.10	6.31
680	699	7.01	228,790.43	691.00	33.91	76.94	6.75	52.39	25.13	60.18	32.73	14.02	20.79	0.00	11.09	5.54	100.00	18.63	0.25	11.02
700	724	7.63	218,728.67	711.00	34.03	72.74	6.48	54.07	27.41	68.50	28.73	8.23	28.44	0.00	15.88	4.08	100.00	15.50	0.00	6.39
725	749	6.98	235,982.74	736.00	35.49	75.23	6.53	55.46	20.44	60.25	38.07	15.35	19.29	0.00	6.96	7.60	100.00	28.16	1.36	7.22
750	max	7.86	213,842.00	776.00	34.30	74.90	6.38	52.53	25.13	63.93	26.34	15.30	43.74	0.00	11.80	6.02	100.00	19.06	0.00	9.65

VII. SECOND LIEN LOANS (IF ANY)

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg CLTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL
500	524	0.00																		
525	574	0.00																		
575	599	0.00																		
600	619	0.00																		
620	639	0.00																		
640	659	0.00																		
660	679	0.00																		
680	699	0.00																		
700	724	0.00																		
725	749	0.00																		
750	max	0.00																		

VIII. MANUFACTURED HOME LOANS (IF ANY)

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% Land/Home	% Single wide	% CA	% NY	% FL
500	524	0.00																				
525	574	0.00																				
575	599	0.00																				
600	619	0.00																				
620	639	0.00																				
640	659	0.00																				
660	679	0.00																				
680	699	0.00																				
700	724	0.00																				
725	749	0.00																				
750	max	0.00																				

Collateral Cuts for Alt-A

FICO Score Note: Cells in red font are calculations

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout
FICO NA	2,826,805	0.75%	> 75.0	1,558,595	0.42%	217,447	7.37%	0.00%	74.85	36.47	0	71.46	29.31	29.35	8.46
0 – 500.00	-	0.00%	> 75.0	-	0.00%										
500.01 – 550.00	952,198	0.25%	> 80.0	-	0.00%	238,050	6.96%	0.00%	71.67	18.04	534	74.53	28.52	71.48	0.00
550.01 – 575.00	1,032,921	0.28%	> 80.0	147,799	0.04%	114,769	7.43%	14.31%	66.62	42.75	567	100.00	88.13	31.13	60.93
575.01 – 600.00	7,211,041	1.92%	> 80.0	-	0.00%	218,516	6.92%	0.00%	68.06	39.88	588	75.19	96.31	23.13	62.58
600.01 – 620.00	10,374,180	2.76%	> 80.0	711,556	0.19%	241,260	6.97%	6.86%	72.66	36.21	612	87.17	91.53	37.05	58.64
620.01 – 650.00	60,876,043	16.21%	> 80.0	4,281,300	1.14%	218,194	6.98%	6.62%	76.95	38.72	636	84.62	86.20	21.61	36.76
650.01 – 680.00	64,385,206	17.15%	> 85.0	5,054,542	1.35%	205,048	6.83%	8.31%	76.50	37.20	667	80.50	72.54	14.48	33.28
680.01 – 700.00	52,756,200	14.05%	> 85.0	4,781,888	1.27%	192,541	6.72%	9.29%	77.48	36.07	691	77.74	63.07	20.68	20.84
700.01 – 750.00	112,641,881	30.00%	> 85.0	7,849,313	2.09%	223,496	6.58%	7.46%	74.85	35.74	723	77.43	66.03	17.88	29.58
750.01 – 800.00	57,334,472	15.27%	> 90.0	2,730,932	0.73%	218,002	6.46%	6.45%	74.98	35.72	774	73.25	64.71	35.95	21.16
800 +	5,049,072	1.34%	> 90.0	-	0.00%	210,378	6.61%	0.00%	70.99	32.12	807	74.03	52.43	16.52	7.85
TOTAL	375,440,019	100.00%		27,115,926	7.22%	213,318	6.71%	7.26%	75.59	36.56	697	78.72	70.59	21.92	29.86

FICO: Average 697 **Min:** 505 **Max:** 818

* non zero

Debt To Income (DTI) Ratio

DTI	Total Balance Amount	%	FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout
<= 20	127,841,891	34.05%	< 600	4,559,468	1.21%	223,891	6.83%	9.53%	73.88	12.33	700	78.45	68.02	3.57	31.97
20.001 – 25.00	16,482,298	4.39%	< 600	130,288	0.03%	214,056	6.70%	5.60%	75.41	22.48	699	72.81	46.78	43.57	32.37
25.001 – 30.00	25,549,740	6.81%	< 625	959,260	0.26%	204,398	6.58%	4.39%	76.08	27.81	703	85.22	71.20	30.03	24.64
30.001 – 35.00	40,528,260	10.79%	< 625	2,669,974	0.71%	201,633	6.63%	4.45%	75.37	32.79	699	81.39	67.78	27.48	28.23
35.001 – 40.00	55,998,513	14.92%	< 650	10,728,089	2.86%	202,893	6.58%	4.00%	76.64	37.56	703	76.09	74.18	30.45	25.66
40.001 – 45.00	63,533,779	16.92%	< 650	18,533,954	4.94%	210,377	6.71%	6.71%	77.50	42.61	686	79.22	76.10	32.16	34.65
45.001 – 50.00	39,440,188	10.51%	< 675	17,212,389	4.58%	225,373	6.71%	8.52%	76.32	47.41	694	77.89	77.07	27.73	22.73
50.001 – 55.00	5,965,622	1.59%	< 700	3,481,246	0.93%	186,426	6.57%	22.54%	77.01	52.47	681	79.37	72.17	54.45	47.12
55+	99,727	0.03%	< 700	99,727	0.03%	99,727	6.75%	0.00%	79.98	55.61	0	100.00	100.00	100.00	0.00
TOTAL	375,440,019	100.00%		58,374,394	15.55%	213,318	6.71%	7.26%	75.59	36.56	697	78.72	70.59	21.92	29.86

DTI: Average 36.56 **Min:** 0.36 **Max:** 55.61

* non zero

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout
< 60.00	35,460,049	9.44%	> 50	518,805	0.14%	274,884	6.31%	0.00%	51.31	35.55	697	77.44	68.41	8.79	72.32
60.01 – 70.00	57,493,670	15.31%	> 50	1,314,661	0.35%	276,412	6.43%	0.00%	66.56	34.62	705	66.99	63.20	16.91	47.87
70.01 – 80.00	254,184,327	67.70%	> 50	2,887,528	0.77%	204,328	6.77%	0.00%	79.15	36.85	695	81.02	73.10	23.40	21.21
80.01 – 85.00	2,857,047	0.76%	> 50	-	0.00%	158,725	7.18%	95.70%	84.36	38.26	677	77.34	53.38	51.39	47.25
85.01 – 90.00	11,662,207	3.11%	> 50	902,804	0.24%	169,018	7.21%	96.11%	89.62	41.20	685	83.75	67.29	25.48	24.29
90.01 – 95.00	9,689,653	2.58%	> 50	441,552	0.12%	164,231	7.37%	97.70%	94.78	41.71	700	85.21	85.51	17.85	7.75
95.01 – 100.00	4,093,066	1.09%	> 50	-	0.00%	124,032	7.58%	93.53%	99.93	35.33	735	82.85	23.74	93.53	2.49
100+		0.00%	> 50	-	0.00%										
TOTAL	375,440,019	100.00%		6,065,350	1.62%	213,318	6.71%	7.26%	75.59	36.56	697	78.72	70.59	21.92	29.86

LTV: Average 75.59 **Min:** 18.75 **Max:** 100

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance.

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
CA	66,245,618	17.64%	308,119.15	6.45%	1.46%	700	70.55	36.41	76.74	74.67	47.23	15.01
FL	39,426,182	10.50%	178,399.01	6.99%	18.21%	695	78.08	36.4	75.73	58.85	26.99	18.9
NJ	30,440,707	8.11%	269,386.78	6.91%	3.85%	684	75.55	38.91	65.27	75.5	34.17	11.7
AZ	26,363,432	7.02%	204,367.69	6.69%	7.62%	698	76.36	37.05	90.59	59.15	20.29	31.03
VA	25,155,585	6.70%	295,948.06	6.67%	1.62%	701	75.74	38.08	89.6	89.37	33.93	22.1
GA	21,789,137	5.80%	166,329.29	6.73%	11.70%	695	79.8	35.12	92.82	72.74	7.55	35.03
TX	17,159,499	4.57%	129,018.79	6.76%	8.69%	698	79.82	35.46	94.51	73.38	3.89	20.45
NY	16,011,057	4.26%	296,501.06	7.07%	13.23%	698	73.56	38.96	53.55	61.24	36.13	6.07
MD	15,371,504	4.09%	265,025.93	6.67%	4.31%	699	75.09	38.5	87.53	80.41	34.91	34.19
IL	10,727,604	2.86%	214,552.08	6.58%	5.79%	709	76.05	35.66	58.07	68.46	35.23	20.25
WA	9,937,968	2.65%	242,389.47	6.65%	4.36%	689	78.35	34.02	83.04	70.02	17.66	21.52
CO	9,891,092	2.63%	197,821.84	6.60%	1.33%	720	78.78	36.73	85.33	66.46	10.68	34.9
TOTAL	375,440,019	100.00%	213,318.19	6.71%	7.26%	697	75.59	36.56	78.72	70.59	29.86	21.92

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50K	680,391	0.18%	42,524	7.69%	0.00%	705	76.35	33.45	80.24	11.95	24.93	52.81
$51 – $200K	138,102,978	36.78%	126,237	6.85%	13.22%	694	78.38	36.54	81.95	64.09	21.91	27.42
$200.1 – $300K	74,440,399	19.83%	244,870	6.63%	4.65%	694	75.9	37.25	77.23	74.21	28.24	20.67
$300.1 – $400K	56,158,529	14.96%	350,991	6.62%	5.84%	702	74.88	37.33	76.03	79.60	34.81	21.69
$400.1 – $500K	40,705,736	10.84%	447,316	6.69%	5.51%	707	74.12	37.79	72.84	76.08	36.29	15.74
$500.1 – $600K	25,153,875	6.70%	546,823	6.67%	0.00%	694	74.71	34.24	82.15	69.59	32.42	17.68
$600.1 – $700K	17,244,325	4.59%	638,679	6.57%	0.00%	692	72.6	37.82	80.87	66.18	40.70	11.07
$700.1 – $800K	3,714,299	0.99%	742,860	6.48%	0.00%	698	65.97	41.96	80.48	59.63	41.08	20.19
$800.1 – $900K	4,210,193	1.12%	842,039	6.30%	0.00%	731	67.46	33.98	59.74	60.22	40.30	38.84
$900.1 – $1000K	2,900,732	0.77%	966,911	6.94%	0.00%	693	70.97	25.64	65.59	65.59	32.17	0.00
>$1000K	12,128,561	3.23%	1,347,618	6.58%	0.00%	691	62.94	29.25	82.08	82.08	57.81	11.37
TOTAL	375,440,019	100.00%	213,318	6.71%	7.26%	697	75.59	36.56	78.72	70.59	29.86	21.92

Principal Balance: Average 213,318 **Min:** 39,968 **Max:** 2,000,000

Documentation Type

Doc Type	Total Balance Amount	%	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	64,813,644	17.26%	178,059	6.57%	13.27%	705	78.81	36.11	79.20	61.96	22.34
Alternative Doc	17,498,922	4.66%	208,321	6.30%	5.42%	690	76.61	38.61	82.90	91.49	28.99
Stated Doc	180,071,540	47.96%	221,490	6.71%	3.35%	693	75.21	36.52	77.61	70.80	31.05
Limited Doc		0.00%									
NINA	51,035,125	13.59%	219,035	6.92%	17.20%	706	73.22	0.00	78.12	73.15	35.28
Other	62,020,788	16.52%	233,161	6.82%	4.64%	694	74.96	0.00	80.74	71.01	30.04
TOTAL	375,440,019	100.00%	213,318	6.71%	7.26%	697	75.59	36.56	78.72	70.59	29.86

Property Type

Property Type	Total Balance Amount	%	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	212,599,159	56.63%	205,410	6.66%	8.00%	693	75.53	36.51	78.44	31.87	20.65
PUD	82,942,149	22.09%	226,618	6.69%	6.70%	698	76.88	37.43	77.98	22.96	26.45
Townhouse	1,099,809	0.29%	122,201	6.94%	0.00%	683	75.58	40.00	45.92	62.28	6.47
2 – 4 Family	49,073,223	13.07%	239,382	6.95%	3.65%	707	73.94	35.84	32.47	34.59	21.25
Condo	29,426,029	7.84%	205,776	6.80%	9.81%	705	75.36	35.77	57.30	25.73	20.30
Other	299,650	0.08%	149,825	6.35%	0.00%	660	49.83	14.44	100.00	26.68	0.00
TOTAL	375,440,019	100.00%	213,318	6.71%	7.26%	697	75.59	36.56	70.59	29.86	21.92

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Loans >80 LTV w/MI	27,238,447	7.26%	157,448	7.31%	100.00%	697	92.36	39.26	64.96	16.48	35.05
Loans >80 LTV w/o MI	1,063,526	0.28%	177,254	7.47%	0.00%	695	91.98	44.46	87.89	51.5	42.35
Other	347,138,046	92.46%	219,569	6.67%	0.00%	697	74.22	36.36	70.98	30.84	20.83
TOTAL	375,440,019	100.00%	213,318	6.71%	7.26%	697	75.59	36.56	70.59	29.86	21.92

Loan Purpose

Loan Purpose	Total Balance Amount	%	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ
Refinance – Cashout	111,985,288	29.83%	249,967	6.63%	4.00%	685	69.53	36.62	77.42	74.11
Purchase	235,243,730	62.66%	197,352	6.78%	8.70%	703	78.79	36.32	78.35	67.16
Refinance – Rate Term	28,211,001	7.51%	235,092	6.50%	8.14%	696	72.90	38.03	86.91	85.22
TOTAL	375,440,019	100.00%	213,318	6.71%	7.26%	697	75.59	36.56	78.72	70.59

Fixed Vs. Floating Collateral

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Fixed	375,440,019	100.00%	213,318	6.71%	0.07	697	75.59	36.56	78.72	70.59	29.86
TOTAL	375,440,019	100.00%	213,318	6.71%	0.07	697	75.59	36.56	78.72	70.59	29.86

Lien Status

Lien Status	Total Balance Amount	%	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	375,440,019	100.00%	213,318	6.71%	0.07	697	75.59	36.56	78.72	70.59	29.86
TOTAL	375,440,019	100.00%	213,318	6.71%	0.07	697	75.59	36.56	78.72	70.59	29.86

Occupancy Status

Occupancy Type	Total Balance Amount	%	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
Primary Residence	265,028,700.52	70.59%	229,661	6.61%	6.68%	691	75.76	37.92	87.32	100.00	31.35
Second Home	17,021,624.97	4.53%	212,770	6.70%	8.45%	713	73.72	30.32	74.20	0.00	20.40
Investment	93,389,693.53	24.87%	177,547	7.02%	8.68%	710	75.44	33.88	55.13	0.00	27.36
TOTAL	375,440,019.02	100.00%	213,318	6.71%	7.26%	697	75.59	36.56	78.72	70.59	29.86

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	# of Loans	WA FICO	WA LTV	WA DTI	% SFD/	% Owner	% Cashout
0 Months	239,520,351	63.80%	224,480	6.64%	5.98%	1067	697	74.82	36.66	80.15	76.60	30.07
6 Months	3,956,402	1.05%	232,730	6.89%	0.00%	17	707	76.18	23.82	58.58	72.76	0.00
7 Months	532,214	0.14%	266,107	6.45%	0.00%	2	720	80.00	40.24	40.55	59.45	0.00
8 Months	2,625,172	0.70%	187,512	6.99%	0.00%	14	704	79.48	30.39	100.00	22.30	0.00
12 Months	21,378,196	5.69%	242,934	6.88%	13.55%	88	710	75.76	37.61	62.04	52.62	36.80
24 Months	8,535,270	2.27%	189,673	6.93%	3.56%	45	683	76.39	39.77	81.90	81.59	53.93
36 Months	84,818,903	22.59%	186,415	6.84%	9.11%	455	693	77.46	36.18	80.65	58.77	24.45
60 Months	14,073,511	3.75%	195,465	6.73%	14.08%	72	695	75.68	37.72	69.23	69.09	48.85
TOTAL	375,440,019	100.00%	213,318	6.71%	7.26%	1760	697	75.59	36.56	78.72	70.59	29.86

COLLATERAL DESCRIPTION BY LOAN GROUP

Loan Group	Loan Type	Index	% of Pool	Gross WAC	Net WAC	WAM (mos)	Seasoning	Gross Margin	Net Margin	Rate Caps	Max Rate	Mos to Roll
Group 1	375,440,019											
TOTAL	375,440,019											

Section 32 Loans

	Total Balance		WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%									
Section 32 Loans	0	0%									
Total	0	0%									

GA & KY% and Top 5 States

State	%
Georgia	5.80%
Kentuky	0.18%
California	17.64%
Florida	10.50%
New Jersey	8.11%

Top 5 MSA

MSA	% [2]

Top 5 Originators

Originator	%
WATERFIELD	25.28%
IMPAC	23.66%
WINSTAR	3.49%
1ST AMERICAN	2.37%
WEICHERT	2.30%

Servicer

Servicer	%
EMC MORTGAGE	74.01%
WATERFIELD	25.28%

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name:			Moody's: Analyst Name:		
	Foreclosure Frequency	Loss Severity	Cumulative Losses	Foreclosure Frequency	Loss Severity	Cumulative Losses
AA						
A						
A-						
BBB+						
BBB						
BBB-						
B						

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses,
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Mortgage Insurance (MI) Coverage	Loss Severity %
None	50%
>70% Loans w/ >80 LTV down to 80%	45%
40 - 70% Loans w/ >80 LTV down to 80%	40%
40 - 70% Loans w/ >80 LTV down to 60%	35%
>70% Loans w/ >80 LTV down to 60%	30%

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Sugerman, Alissa F.

From: Levine, Shira P.
Sent: Monday, July 25, 2005 12:46 PM
To: Sugerman, Alissa F.
Subject: FW: BSABS 2005-AC5 Term Sheet & CDI File **Marketing Subs**
Attachments: Disclaimer.txt

collateral

From: Durden, Robert R (Exchange) [mailto:rdurden@bear.com]
Sent: Monday, July 25, 2005 12:36 PM
To: Curran, Charles (Exchange)
Cc: Rahbar, Perry (Exchange); Levine, Shira P.
Subject: RE: BSABS 2005-AC5 Term Sheet & CDI File **Marketing Subs**

3) % if any of MH - **0% Mfg. Homes**

4) are there any silent seconds? if so what is the CLTV? **52.13%** with silent second, CLTV of those loans = **96.09%**

Also where are the 6.78% condo's located? **Florida, California, Virginia, New Jersey and Maryland in that order. Is this sufficient?**

The information contained herein will be supplemented by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden

Fixed Income

Mortgage Finance

Bear, Stearns & Co. Inc.

383 Madison Avenue

New York, NY 10179

(212) 272-5714 Tel

(212) 272-5591 Fax

-----Original Message-----
From: Rahbar, Perry (Exchange)
Sent: Monday, July 25, 2005 12:16 PM
To: Durden, Robert R (Exchange)
Subject: FW: BSABS 2005-AC5 Term Sheet & CDI File **Marketing Subs**

Hey could you take care of the condo question

From: Curran, Charles (Exchange)
Sent: Monday, July 25, 2005 12:00 PM
To: Curran, Charles (Exchange); Rahbar, Perry (Exchange)
Subject: RE: BSABS 2005-AC5 Term Sheet & CDI File **Marketing Subs**

Perry, Also where are the 6.78% condo's located?

tsk c

-----Original Message-----

From: Curran, Charles (Exchange)

Sent: 25 July 2005 16:42

To: Rahbar, Perry (Exchange)

Subject: FW: BSABS 2005-AC5 Term Sheet & CDI File **Marketing Subs**

Importance: High

Perry,

for Wharton IOI 10mm IM2 need the following info:

1) split Fxd Floating

2) Sp;lit of Floaring (2/28, IO's etc...)

3) % if any of MH

4) are there any silent seconds? if so what is the CLTV?

tks Charles

-----Original Message-----

From: Ward, Angela - Asset Backed Securities (Exchange)

Sent: 25 July 2005 15:48

Subject: BSABS 2005-AC5 Term Sheet & CDI File **Marketing Subs**

Importance: High

Please forward to appropriate clients.....

For runs call Perry Rahbar x5451 and for strats Robert Durden x5714

Term Sheet

<< File: BSABS 2005-AC5 Group I Term Sheet - v4.pdf >>

Ties to 3 decimals (P/Y), 0-60 CPR. To call, 20% call.

<< File: bs05ac5.cdi >>

Password for bsbs05ac5 is: UY6X

Directory of Intex web site's \preprice\bsbs05ac5

Sugerman, Alissa F.

From: Levine, Shira P.
Sent: Monday, July 25, 2005 1:53 PM
To: Sugerman, Alissa F.
Subject: FW: Request for BSABS 05-AC5

-----Original Message-----
From: Durden, Robert R (Exchange) [mailto:rdurden@bear.com]
Sent: Monday, July 25, 2005 1:50 PM
To: Twyman, Jay (Exchange)
Cc: Rahbar, Perry (Exchange); Levine, Shira P.
Subject: RE: Request for BSABS 05-AC5

Request for BSABS 05-AC5

* % silent seconds - 52.1%
* CLTV of entire deal incl. silent seconds - 84.94%
* RA expected cumm losses - S&P - 0.55%, Moody's - 1.30%
* IO WA FICO - 701 wa fico
* IO CLTV incl. silent seconds - 85.76%
* IO Full Docs - 26.68%

* WA DTI of entire deal incl. silent seconds - 36.56%

The information contained herein will be supplemented by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden
Fixed Income
Mortgage Finance
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
(212) 272-5714 Tel
(212) 272-5591 Fax

-----Original Message-----
From: Rahbar, Perry (Exchange)
Sent: Monday, July 25, 2005 1:00 PM
To: Durden, Robert R (Exchange)
Subject: FW: Request for BSABS 05-AC5

-----Original Message-----
From: Twyman, Jay (Exchange)
Sent: Monday, July 25, 2005 1:00 PM
To: Rahbar, Perry (Exchange)
Subject: FW: Request for BSABS 05-AC5

Questions from Tricadia....

-----Original Message-----
From: JAY TWYMAN, BEAR, STEARNS & CO. [mailto:JTWYMAN@bloomberg.net]
Sent: Monday, July 25, 2005 12:57 PM
To: Twyman, Jay (Exchange)
Subject: Request for BSABS 05-AC5

Request for BSABS 05-AC5

* % silent seconds
* CLTV of entire deal incl. silent seconds
* RA expected cumm losses
* IO WA FICO
* IO CLTV incl. silent seconds
* IO Full Docs

* WA DTI of entire deal incl. silent seconds

--

If this email is a trade recap, this is for your information only and is being provided at your request; it is not a confirmation. An official confirmation (the "Official Confirmation") will follow. In the event of any discrepancy, of whatever kind, between the terms of this notification and the terms of the Official Confirmation, the terms of the Official Confirmation will prevail. We are not responsible for any use to which this information is put. Please check the above details and notify Bear Stearns of any discrepancies immediately.

Bear Stearns is not responsible for any recommendation, solicitation, offer or agreement or any information about any transaction, customer account or account activity contained in this communication.

Sugerman, Alissa F.

From: Levine, Shira P.
Sent: Monday, July 25, 2005 2:49 PM
To: Sugerman, Alissa F.
Subject: FW: BSABS 2005-AC5 M1 questions:

-----Original Message-----
From: Durden, Robert R (Exchange) [mailto:rdurden@bear.com]
Sent: Monday, July 25, 2005 2:45 PM
To: Vanselow, Brian (Exchange)
Cc: Rahbar, Perry (Exchange); Levine, Shira P.
Subject: RE: BSABS 2005-AC5 M1 questions:

1) how many (%) silent seconds - 52.1%
2) whats the cLTV including silents - 84.94%
3) Agg DTI - 36.56%
4) DTI of IOs - 35.34%
5) DTI CA loans - 36.41%
6) no fixed .. correct? The collateral is entirely Fixed.

The information contained herein will be supplemented by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden
Fixed Income
Mortgage Finance
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
(212) 272-5714 Tel
(212) 272-5591 Fax

-----Original Message-----
From: Vanselow, Brian (Exchange)
Sent: Monday, July 25, 2005 2:37 PM
To: Durden, Robert R (Exchange); Lind, Keith (Exchange)
Subject: FW: BSABS 2005-AC5 M1 questions:

B/E on m1 and m2

BSABS 2005-AC5 M1 questions:

1) how many (%) silent seconds
2) whats the cLTV including silents
3) Agg DTI
4) DTI of IOs
5) DTI CA loans
6) no fixed .. correct?
7) breakevens: 40% sev, triggers fail. 6mth lag
 forward libor / forward libor+200

If this email is a trade recap, this is for your information only and is being provided at your request; it is not a confirmation. An official confirmation (the "Official Confirmation") will follow. In the event of any discrepancy, of whatever kind, between the terms of this notification and the terms of the Official Confirmation, the terms of the Official Confirmation will prevail. We are not responsible for any use to which this

information is put. Please check the above details and notify Bear Stearns of any discrepancies immediately.

Bear Stearns is not responsible for any recommendation, solicitation, offer or agreement or any information about any transaction, customer account or account activity contained in this communication.

Sugerman, Alissa F.

From: Levine, Shira P.
Sent: Monday, July 25, 2005 8:23 PM
To: Sugerman, Alissa F.
Subject: FW: BSABS 2005-AC5 - Additional Info Needed
Attachments: AC5_G1{SIL_SEC}.pdf; AC5_G1{INT_ONLY}.pdf; AC5_G1{INVESTOR}.pdf; AC5_G1{NR_NO_NINA}.pdf; AC5_G1{2_4_FAM}.pdf; AC5_G1{STATED_DOC}.pdf; AC5_G1{BAL_LT50000}.pdf; AC5_G1{BAL_GT1100000}.pdf; Disclaimer.txt

From: Durden, Robert R (Exchange) [mailto:rdurden@bear.com]
Sent: Monday, July 25, 2005 5:20 PM
To: Vanselow, Brian (Exchange); Rahbar, Perry (Exchange)
Cc: Levine, Shira P.
Subject: RE: BSABS 2005-AC5 - Additional Info Needed

Perry, can you take 3, 12 and 13?

1. What are the rating agencies' expected/base case cumulative losses for the pool? If providing loss coverage levels, please provide those at the BB and B credit grades.
 S&P – 0.55%, Moody's – 1.35%
2. % silent seconds and CLTV on the entire pool incl. such silent seconds? Strats on loans that have silent seconds?
 52.1%, 84.94% CLTV on entire pool, strats attached.
3. Excess spread tables: one table assuming forward LIBOR+100 and another assuming forward LIBOR+200. **Perry**
4. IO strats, incl. DTI, silent seconds, etc. **Attached**
5. Strats on investor properties, incl. DTIs, silent seconds, IOs, etc. **Attached**
6. Strats on no income, no doc and no ratio loans. **Attached**
7. Strats on 2-4 family loans. **Attached**
8. Strats on stated doc. loans. **Attached**
9. Weighted avg. DTI. – **36.56%**
10. Original and current principal loan balances < $50,000. Include waFICO, waLTV, # loans and avg. bal. - **Attached**
11. Strats on loans with balances > $1.1mm. - **Attached**
12. Where are you offering Class IB4 (coupon, DM, $)? **Perry**
13. Breakeven stress runs, to first dollar of loss, for Classes IB2 and IB3, showing BE CDRs, cum. losses, discount margins and WAL, assuming the following: **Perry**
 a) 45% loss severity;
 b) 12 mo. lag;
 c) Servicer advances P&I;
 d) Failing triggers;
 e) Run to maturity at 75%, 100% and 125% of pricing speed; and,
 f) Four forward LIBOR scenarios: fwd LIBOR, fwd LIBOR+100, fwd LIBOR+200 and fwd LIBOR+300.

The information contained herein will be supplemented by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden
Fixed Income
Mortgage Finance
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
(212) 272-5714 Tel
(212) 272-5591 Fax

-----Original Message-----
From: Vanselow, Brian (Exchange)
Sent: Monday, July 25, 2005 4:51 PM
To: Lind, Keith (Exchange); Durden, Robert R (Exchange)
Subject: FW: BSABS 2005-AC5 - Additional Info Needed
Importance: High

-----Original Message-----
From: Alice Young [mailto:ayoung@princetonadvisory.com]
Sent: Monday, July 25, 2005 3:46 PM
To: Salerno, Jack (Exchange); Vanselow, Brian (Exchange)
Cc: David Tankin
Subject: BSABS 2005-AC5 - Additional Info Needed
Importance: High

Jack,
We have possible interest in the whole tranche ($5.068mm) of Class IB3 and $2.5mm of Class IB2 (not to exceed a total of $7.5mm between the 2 tranches), at the wider end of talk and subject to credit/warehouse approval. Please provide us with the following:

14. What are the rating agencies' expected/base case cumulative losses for the pool? If providing loss coverage levels, please provide those at the BB and B credit grades.
15. % silent seconds and CLTV on the entire pool incl. such silent seconds? Strats on loans that have silent seconds?
16. Excess spread tables: one table assuming forward LIBOR+100 and another assuming forward LIBOR+200.
17. IO strats, incl. DTI, silent seconds, etc.
18. Strats on investor properties, incl. DTIs, silent seconds, IOs, etc.
19. Strats on no income, no doc and no ratio loans.
20. Strats on 2-4 family loans.
21. Strats on stated doc. loans.
22. Weighted avg. DTI.
23. Original and current principal loan balances < $50,000. Include waFICO, waLTV, # loans and avg. bal.
24. Strats on loans with balances > $1.1mm.
25. Where are you offering Class IB4 (coupon, DM, $)?
26. Breakeven stress runs, to first dollar of loss, for Classes IB2 and IB3, showing BE CDRs, cum. losses, discount margins and WAL, assuming the following:
 a) 45% loss severity;
 b) 12 mo. lag;
 c) Servicer advances P&I;
 d) Failing triggers;
 e) Run to maturity at 75%, 100% and 125% of pricing speed; and,
 f) Four forward LIBOR scenarios: fwd LIBOR, fwd LIBOR+100, fwd LIBOR+200 and fwd

LIBOR+300.

Thanks.
Alice

PLEASE DO NOT ALTER THIS PAGE. IT IS CUT DIRECTLY INTO A MODEL.

LTV :	Fixed $	2/28 $	3/27 $	5/25 $	Other
Below 70	92,953,719				
70.01 to 75	30,415,918				
75.01 to 80	223,768,409				
80.01 to 85	2,857,047				
85.01 to 90	11,662,207				
90.01 to 95	9,689,653				
95.01 to 100	4,093,066				
100.01 plus	0				
FICO					
below 549	3,779,003				
550 to 574	790,995				
575 to 599	6,856,553				
600 to 624	16,946,441				
625 to 649	53,320,710				
650 to 674	50,079,278				
675 to 699	65,846,775				
700 plus	177,820,264				
Property Type:					
Single-Family Detached	212,599,159				
PUD	82,942,149				
Condo	29,426,029				
3+ Family Det.					
Manufactured House					
Other					
Purpose:					
Purchase	235,243,730				
Refinance rate/term	28,211,001				
Cash Out Refi (COF) Below 70 LTV	53,110,231				
COF with LTV 70.01 to 75	13,238,012				
COF with LTV 75.01 to 80	40,606,349				
COF with LTV 80.01 to 85	1,348,350				
COF with LTV 85.01 to 90	2,830,134				
COF with LTV 90.01 to 95	750,553				
COF with LTV 95.01 to 100	101,661				
COF with LTV 100.01 plus	0				
Other	0				
Occupancy Status:					
Owner Occupied	265,028,701				
2nd Home	17,021,625				
Investment	93,389,694				
Other	0				
Loan Balance					
Below 50,000	680,391				
50,000.01 to 100,000	24,161,184				
100,000.01 to 150,000	56,026,562				
150,000.01 to 200,000	57,915,233				
200,000.01 to 400,000	130,598,929				
400,000.01 to 500,000	40,705,736				
500,000.01 to 600,000	25,153,875				
600,000.01 to 1,000,000	28,069,549				
1,000,000.01 and above	12,128,561				
Loan Term					
>30 Years	0				
30 Years	373,583,119				

MH Stratification:	
Total Balance	0
% Pool Balance	0.00%
Ave. FICO	0
Ave. LTV	0
% Full Docs	0%

Silent Seconds Stratification:	
Total Balance	195,705,701
% Pool Balance	52.1%
Ave. FICO	700
Ave. LTV	78.15
% Full Docs	24.10%

Second Lien Stratification:	
Total Balance	0
% Pool Balance	0.00
Ave. FICO	0
Ave. LTV	0
% Full Docs	0.00%

LTV Above 90 Stratification:	
Total Balance	13,782,718.65
% Pool Balance	3.67
Ave. FICO	710
Ave. LTV	96.31
% Full Docs	4032.00%